Brookfield

Brookfield Asset Management Inc.

Q3 2019 INTERIM REPORT

Interim Report Q3 2019

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30	2019	2018	2019	2018
TOTAL (MILLIONS)
Revenues	$17,875	$14,858	$50,007	$40,765
Net income	1,756	941	3,716	4,460
Funds from operations[1]	826	1,085	2,985	3,045
PER SHARE
Net income	$0.91	$0.11	$1.85	$1.53
Funds from operations[1]	0.80	1.07	2.94	3.00
Dividends[2]
Cash	0.16	0.15	0.48	0.45

AS AT SEP. 30, 2019 AND DEC. 31, 2018			2019	2018
TOTAL (MILLIONS, EXCEPT PER SHARE AMOUNTS)
Assets under management[1]			$510,565	$354,736
Consolidated results
Balance sheet assets			291,408	256,281
Equity			107,601	97,150
Common equity			29,427	25,647
Diluted number of common shares outstanding			1,054	997
Market trading price – NYSE			$53.09	$38.35

1.	See definition in the MD&A Glossary of Terms beginning on page 54.

2.	See Corporate Dividends on page 27.
Throughout our interim report, we use the following icons:

Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities

2 BROOKFIELD ASSET MANAGEMENT

Brookfield at a Glance
OUR BUSINESS
We are a leading global alternative asset manager with over $500 billion of assets under management including $274 billion in fee bearing capital. We raise private and public capital from the world’s largest institutional investors, sovereign wealth funds and individuals, with a focus on generating attractive investment returns that will allow our investors and their stakeholders to meet their goals and protect their financial future.

•	Investment focus – real estate, infrastructure, renewable power and private equity

•	Diverse product offering – Core, value-add, opportunistic and credit strategies in both closed-end and long-life vehicles

•	Focused investment strategies – We invest where we have a competitive advantage, such as our strong capabilities as an owner-operator, our large scale capital and our global reach

•	Disciplined financing approach – Debt is carefully employed to enhance returns while preserving capital throughout business cycles
In addition to our asset management activities outlined above, we invest significant capital from our balance sheet in our managed entities alongside our investors as well as in other direct investments. This is intended to generate attractive financial returns and cash flows, support the growth of our asset management activities and create an important alignment of interests with our investors. We refer to this as our Invested Capital and it totals approximately $45 billion.

Note: Excludes Residential Development and Corporate Activities which are distinct business segments for IFRS reporting purposes.

“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “Corporation” refers to our asset management business which is comprised of our asset management and corporate business segments. Our “invested capital” or “listed partnerships” includes our subsidiaries, Brookfield Property Partners L.P., Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Business Partners L.P., which are separate public issuers included within our Real Estate, Renewable Power, Infrastructure and Private Equity segments, respectively. We use “private funds” to refer to our real estate funds, infrastructure funds and private equity funds. Please refer to the Glossary of Terms beginning on page 54 which defines our key performance measures that we use to measure our business.

Q3 2019 INTERIM REPORT 3

Letter to Shareholders
OVERVIEW
During the third quarter, markets were positive, liquidity was strong, and most of our businesses performed on plan. We moved forward on numerous strategic initiatives, advanced fundraising, closed our Oaktree transaction, and continued to invest capital.
The backdrop for investing capital into alternative assets continues to be very favorable, and the long-term trend appears to be even stronger. We continue to strengthen our position as a leading global alternative asset manager, enabling our investors to benefit from our scale, global reach and operating expertise.
Total assets under management now exceed $500 billion, and our total capital available for new investments increased to ±$65 billion. We are actively adding capital in virtually all areas across the business and while we are cautious about overall market conditions, we continue to find attractive opportunities to put capital to work.
MARKET ENVIRONMENT
The global business environment continues to be a tale of two cities. Business fundamentals in most markets are still good: slower than 2018, but still very constructive. On the other hand, politics dominate the headlines and continue to unsettle investors. Looking longer term, however, these conditions in themselves are creating opportunity for investors like us who have on-the-ground intelligence and can therefore differentiate between headline news, and news that actually affects business fundamentals.
Interest rates continued to settle back in at historic lows, with the potential for them to go even lower when a global slowdown occurs. With interest rates in Japan and Europe now negative for all maturities, we seem to be in a new phase with global rates in the range of -2% to +2% for the next five to seven years. This is particularly relevant for us and will positively impact on all asset values and businesses that generate cash.
Should this interest rate environment continue to prevail, and with institutional capital growing, we expect that capital will increasingly be allocated to alternatives. We think that institutional investors will continue a push towards 60% alternatives allocation in their portfolios—from a global estimate of 25% today.
PERFORMANCE IN THE QUARTER
Our asset management operations generated strong results as a result of both significant fundraising over the last twelve months and the increase in unit prices across our listed partnerships. Fee related earnings before performance fees increased 35% over the prior year quarter; and this excludes Oaktree’s fee related earnings as the acquisition closed at quarter end. In total, annualized fees and carried interest are now $5.4 billion—including annualized fee revenues of $2.8 billion, and annualized target carried interest of $2.6 billion.

AS AT AND FOR THE TWELVE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	2015	2016	2017	2018	2019	CAGR
Total assets under management[1]	$220,383	$238,015	$268,987	$331,622	$510,565	23%
Gross annual run rate of fees plus target carry[1]	1,399	1,992	2,210	2,700	5,387	40%
Fee related earnings (before performance fees)	448	690	720	823	1,034	23%
Cash available for reinvestment or distribution to BAM shareholders
– Total	1,068	1,622	1,795	2,449	2,448	23%
– Per share	1.10	1.66	1.84	2.50	2.50	23%

1.	2019 includes 100% of Oaktree assets under management, annualized fee revenues and target carried interest.

4 BROOKFIELD ASSET MANAGEMENT

Our income over the last twelve months included $595 million of realized carried interest before costs, including $59 million in the current quarter from capital returned within our first flagship real estate fund. We expect continued realizations within this fund in the fourth quarter of 2019 and in the first half of 2020, as we sell the remaining investments and return capital to investors. As a result of our normal course fundraising and the Oaktree acquisition, total assets under management are over $500 billion, and we continue to raise and deploy additional capital across our businesses.
We raised $2 billion of private fund capital in the quarter, bringing the total third-party capital raised over the last twelve months to just short of $30 billion. This included $19 billion of fee bearing capital across our latest round of flagship fundraising, $3 billion in our long-life fund strategies, and $6 billion in other funds and co-investments. We also added $102 billion of private fund fee bearing capital as a result of the closing of Oaktree. Together with Oaktree, we now have ±$275 billion of total fee bearing capital, and our private fund investor base includes over 1,800 investors.
Subsequent to quarter end, we completed the final close of our fifth private equity flagship fund, raising $9 billion. We expect our latest flagship infrastructure fund to hold its final close by the end of 2019 or early in 2020, bringing to completion the latest round of flagship fundraising. Together with co-investment capital raised to date, this round of flagship fundraising will total approximately $50 billion. More importantly, with the growth of our strategies and our expanded credit franchise, we expect the next round of fundraising for our flagship funds to be ±$100 billion. Our latest flagship real estate, infrastructure and private equity funds are approximately 45% invested in aggregate, and we therefore anticipate that we will be back in the markets with our flagships in 2021/2022.
Our investment partnerships also continue to grow. Our listed partnerships have seen combined growth in their funds from operations (“FFO”) over the last twelve months of more than 13%. This growth came from strong transportation volumes and expansion projects within our infrastructure business, strong wind pricing within our renewable business, margin improvement within a number of our private equity businesses, and leasing and new developments coming online within our real estate business. We have deployed $33 billion of capital across our funds and listed partnerships over the last twelve months and expect to see this contribute to further growth in our invested capital and FFO going forward.
INVESTOR DAY
During the quarter we hosted our annual Investor Day at Brookfield Place in Manhattan. The event was webcast live and the materials are posted on our website. A quick summary is as follows:
Brookfield Asset Management’s outlook is strong; global interest rates appear likely to stay low for a while, causing institutional investors to allocate larger amounts of their capital to alternatives. Alternatives are therefore no longer ‘alternative,’ but rather mainstream, and we think they could reach a percentage of 60% of institutional funds in the next 10 years. In addition, asset values in this environment are increasing, as recourse only borrowing is cheaper, leveraged equity returns are higher, and investors’ choices are fewer. Our next round of funds, including credit, should reach $100 billion, and all of this positions us well for the coming several years. As our cash generation continues to grow, we will need to decide if, when, and how to return capital to shareholders.
Brookfield Property Partners has transformed itself over the past five years since its spin-off from BAM. In addition, NAV and cash flows have grown at a compound ±10% annually. For various reasons, similar to most real estate securities, this is not reflected (yet) in the stock price, enabling a buyer today to make an investment at an estimated 35% discount to the appraised IFRS value of its underlying assets and a going-in yield of over 6%. This is almost unprecedented for the quality of portfolio that this entity owns. As a result, BPY has been repurchasing units with extra cash while adding value through completion of its significant development program. The opportunities to redevelop retail centers into office, residential, hotel, and other uses are expected to continue for many years, and we have some incredible office projects coming online in the next few quarters. This should enable cash flows to grow at 7% to 9%, and NAV to compound at ±15% for years. At today’s trading price, this is a great opportunity to own this business at a 35% margin of safety to IFRS value.

Q3 2019 INTERIM REPORT 5

Brookfield Infrastructure Partners owns one of the highest quality, most diverse group of utility assets globally. In the 13 years since its spin-off, we have compounded the returns to investors at an annualized 18%. Going forward, with the critical mass to set us apart from most others, we believe we can continue to operate our assets well, dispose of mature ones, and acquire new ones opportunistically to drive 6% to 9% annual cash flow growth. In conjunction with a growing cash distribution, this should drive 12-15% in annualized returns to investors looking forward. These assets are the backbone of the global economy, many of which will continue to exist 100 years from now.
Brookfield Renewable Partners is one of the largest privately-owned renewable energy entities in the world and has produced a 16% annualized compound return over the past 20 years. We believe that the renewables industry is at an inflection point: wind and solar are now profitable without subsidies, and the push for decarbonization of the electricity grid is substantial. We believe we can continue to grow our cash flows at 5% to 9%—and with the cash distribution, this generates an all-in return to investors of ±15%. In addition, owning one of the largest renewable businesses ensures that we are on the right side of one of the dominant trends in the global economy today.
Brookfield Business Partners has now reached a critical mass and has acquired some exceptional businesses since its launch. An investor in this entity participates in all the private equity strategies in which we invest for our private clients. Recently we added Clarios, the largest battery provider to the automotive industry; Westinghouse, the leading infrastructure services provider to the nuclear industry; and Healthscope, a leader in private hospitals in Australia. We also sold a facilities management company and an industrial mining business for substantial gains. This entity is focused on achieving NAV growth of ±15% on an annualized basis over time, with substantial upside to the NAV if we successfully execute our plans for these exciting businesses.
OAKTREE
We completed the acquisition of approximately 61% of Oaktree, with the balance continuing to be owned by the current and former management partners. This is a very exciting partnership for us, and Oaktree continues to deploy capital into all of their primarily credit strategies, as well as raise capital for successor funds or adjacent strategies. In addition to this, we are working to help them scale up some of their strategies and are considering where we can jointly provide products to our clients.
We are thrilled to also benefit from the world-class expertise of the Oaktree team. Oaktree is the premier global credit franchise, and we intend to utilize this expertise to make us better investors in everything we do. This should enhance our ability to engage with our clients in more ways and help them achieve their investment objectives in a more responsive and all-encompassing fashion. It is still early days, but we are pleased by our progress to date.
Longer term, Oaktree will also help us prepare for the inevitable downturn in the markets. We are positioning ourselves to put our resources behind the Oaktree franchise to allow it to excel even more when, inevitably, the market turns.
DATA INFRASTRUCTURE
Over the last few years, we have focused on growing our data infrastructure business. Data has been one of the fastest growing commodities in the world, and we expect this to continue for the foreseeable future. This is being driven by several factors, including greater smartphone penetration, increasing video consumption, and the advent of 5G networks. It is also driven by more connected devices everywhere, greater use of artificial intelligence, and other applications that are being developed every day.
We believe strongly that as people, places and objects become increasingly interconnected, the importance and value of data infrastructure assets will continue to grow. Given the ongoing evolution and innovation taking place in the telecom sector, we are looking to partner with telecom owners by investing in and leasing back their infrastructure. The other factor that is helpful to this trend is that the capital required to build out this data infrastructure is far greater than the capital the traditional telecom owners typically have access to within their own financial resources.

6 BROOKFIELD ASSET MANAGEMENT

We own the leading independent telecom tower operator in France, with over 7,000 towers and active rooftop sites. More recently, we secured an exclusive agreement to invest into one of the largest privately-owned tower businesses in the world—130,000 telecom towers that support Reliance Jio in India. We have also been acquiring and building out fiber networks. Our U.K. regulated distribution business is deploying fiber-to-the-home networks in new housing developments as part of its multi-utility offering in response to customer demand for faster and more reliable broadband solutions. Meanwhile, our French telecommunications infrastructure business is rolling out four fiber networks to connect over 700,000 households in the next few years as part of the French government’s national broadband plan, and in New Zealand we are deploying 5G technology on our networks.
Lastly, we have been active in acquiring data centers, and now own businesses on three continents. We own a U.S. business that deals with large, blue-chip enterprise customers and the U.S. Federal Government, having acquired it as a carve-out from a major telecommunications company. In South America and Asia-Pacific, where cloud computing is at an earlier stage of adoption, we are building major cloud data centers that are leased to the global technology giants.
We think data infrastructure is an exciting area for us, and that it has many decades of growth ahead.
GLOBAL URBANIZATION
By 2050, another two billion people will move into cities globally. A great percentage of these are in emerging countries, but the past 20 years has seen increasing intensification in every large city in the world. This trend affects many businesses in our portfolio—including our office space, residential high-rise, and a number of our infrastructure businesses.
Office space globally has never been more fully occupied. Supply has been relatively constrained in most places, and due to residential demand in cities, many sites that would have been built as office were instead converted to residential use. More importantly, though, many companies that used to move to campuses in the suburbs are moving back into the city. This is for one simple reason: people, old and young, want to enjoy the vibrancy of a great city. As a small example, because of this phenomena, Sydney and Toronto have virtually zero percent commercial vacancy today. Very seldom does this happen in any major city.
Residential high-rise condominiums (owned by individuals) or apartments (multiple units owned by large investors and rented to individuals) have also increased in scale and value in all major cities. This started because young employees could live relatively inexpensively and close to their offices. Further, due to the success and the build-out of amenities (restaurants, bars, gyms) to service these young residents, older, wealthier people started moving into the city. Instead of downsizing to a small house and living in the suburbs, the empty nesters are now moving to the vibrancy of the cities, with all of their benefits—such as museums, galleries, sports arenas, theatres and concert halls. This trend is accelerating and making cities better, and land and apartments are increasingly valuable.
Within our infrastructure business, these factors are leading to increased opportunities for us. Our district cooling and heating business (an outsourced provider to a property) is a beneficiary of increased demand for and subsequent construction of properties. The combination of two mega-trends—environmental sustainability and urbanization—is at the heart of a number of our infrastructure businesses and should enable substantial growth for us in the coming years.
OPERATING STANDARDS
Recently, the Business Roundtable came out with what they deem to be new standards on how business should conduct itself. We thought it worthwhile to share our views on this with you. Our basic starting point has always been that to sustain a business over the longer term, one must operate with high governance standards, respect the environment, and operate in a socially responsible manner.

Q3 2019 INTERIM REPORT 7

As a result, we have always aimed to operate with strong governance standards in every country in which we operate. This is an expectation that, once understood across an organization, ensures employees “know how to act.” With respect to governance, as a fiduciary, we hold ourselves to very high standards. We have significant responsibilities to our stakeholders, including pensioners, countries, governments, investors, and employees. That does not mean we don’t face difficult decisions from time to time; it does, however, mean that we strive always to act with integrity and to be transparent about how we solve each situation.
We believe that being environmentally conscious is a requirement as a successful long-term investor, and our investments demonstrate this. Over the last few decades, we have assembled one of the largest privately-owned portfolio of renewable power facilities globally. We own ±$50 billion of hydro, wind and solar facilities—enough renewable power to serve the combined needs of Ireland and Denmark on an annual basis. In real estate, we have one of the largest portfolios of properties globally, a large percentage of which meet the highest standard of environmentally positive working environments. Our global tenants, many of whom are leading international companies, have been demanding this for decades, and we have worked with them for many years to ensure that we meet their advancing needs and expectations.
With respect to social responsibility, we believe in supporting the communities in which we operate. Our expertise in turnarounds means that we often save companies from liquidation—and in many cases, reinvigorate communities as a result. In infrastructure, for example, the companies we own deliver critical services to tens of millions of people around the world. One of these, BRK Ambiental, provides water distribution and wastewater treatment for 15 million people in Brazil, a country that still struggles to deliver these services. As another example, last year we purchased Westinghouse from bankruptcy and have now turned it into a healthy global leader in the servicing of the power industry. As we grow these businesses, we are providing critical services, as well as earning solid returns for our investors.
CLOSING
We remain committed to being a world-class alternative asset manager, and to investing capital for you and our investment partners in high-quality assets that earn solid cash returns on equity, while emphasizing downside protection for the capital employed. The primary objective of the company continues to be generating increased cash flows on a per share basis and, as a result, rising intrinsic value per share over the longer term.
Please do not hesitate to contact any of us should you have suggestions, questions, comments, or ideas you wish to share with us.
Sincerely,
J. Bruce Flatt
Chief Executive Officer

November 14, 2019

Note: In addition to the disclosures set forth in the cautionary statements included elsewhere in this Report, there are other important disclosures that must be read in conjunction with, and that have been incorporated in, this letter as posted on our website at https://bam.brookfield.com/en/reports-and-filings.

8 BROOKFIELD ASSET MANAGEMENT

Management’s Discussion and Analysis
ORGANIZATION OF THE MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

PART 1 – OUR BUSINESS AND STRATEGY		Renewable Power	35
Overview	11	Infrastructure	37
PART 2 – REVIEW OF CONSOLIDATED		Private Equity	39
FINANCIAL RESULTS		Residential Development	41
Overview	13	Corporate Activities	42
Income Statement Analysis	14	PART 4 – CAPITALIZATION AND LIQUIDITY
Balance Sheet Analysis	20	Capitalization	43
Foreign Currency Translation	24	Liquidity	47
Summary of Quarterly Results	25	Review of Consolidated Statements of Cash Flows	50
Corporate Dividends	27	PART 5 – ACCOUNTING POLICIES AND INTERNAL
PART 3 – OPERATING SEGMENT RESULTS		CONTROLS
Basis of Presentation	28	Accounting Policies, Estimates and Judgments	51
Summary of Results by Operating Segment	29	Management Representations and Internal Controls	53
Asset Management	30	GLOSSARY OF TERMS	54
Real Estate	33
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “Corporation” refers to our asset management business which is comprised of our asset management and corporate business segments. Our “invested capital” includes our “listed partnerships,” Brookfield Property Partners L.P., Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Business Partners L.P., which are separate public issuers included within our Real Estate, Renewable Power, Infrastructure and Private Equity segments, respectively. Additional discussion of their businesses and results can be found in their public filings. We use “private funds” to refer to our real estate funds, infrastructure funds and private equity funds.
Please refer to the Glossary of Terms beginning on page 54 which defines our key performance measures that we use to measure our business. Other businesses include Residential Development and Corporate.
Additional information about the company, including our Annual Information Form, is available on our website at www.brookfield.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
We are incorporated in Ontario, Canada, and qualify as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC; our MD&A is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.

Information contained in or otherwise accessible through the websites mentioned does not form part of this report. All references in this report to websites are inactive textual references and are not incorporated by reference.

Q3 2019 INTERIM REPORT 9

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
This Report contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may provide such information and make such statements in the Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information contained in this Report. The statements and information involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes and hurricanes; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii)  risks specific to our business segments including our real estate, renewable power, infrastructure, private equity, and residential development activities; (xxiv) and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES
We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). We utilize these measures in managing the business, including for performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics may differ from the calculations disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this Report. Please refer to our Glossary of Terms beginning on page 54 for all non-IFRS measures.

10 BROOKFIELD ASSET MANAGEMENT

PART 1 – OUR BUSINESS AND STRATEGY
OVERVIEW
We are a leading global alternative asset manager with a 120-year history and over $500 billion of assets under management across a broad portfolio of real estate, infrastructure, renewable power and private equity assets. Our $274 billion in fee bearing capital is invested on behalf of some of the world’s largest institutional investors, sovereign wealth funds and pension plans, along with thousands of individuals.
We provide a diverse product mix of flagship private funds and dedicated public vehicles, which allow investors to invest in our four key asset classes and participate in the strong performance of the underlying portfolio. We invest in a disciplined manner, targeting 12%-15% returns with strong downside protection, allowing our investors and their stakeholders to meet their goals and protect their financial futures.

✓	Investment focus
We predominantly invest in real assets across real estate, infrastructure, renewable power and private equity, and hold a significant investment in Oaktree Capital Management (“Oaktree”), which is a leading global alternative investment management firm with an expertise in credit.

✓	Diverse products offering
We offer public and private vehicles to invest across a number of product lines, including core, value-add, opportunistic and credit in both closed-end and long-life vehicles.

✓	Focused investment strategies
We invest where we can bring our competitive advantages to bear, such as our strong capabilities as an owner-operator, our large-scale capital and our global reach.

✓	Disciplined financing approach
We employ leverage in a prudent manner to enhance returns while preserving capital throughout business cycles. Underlying investments are typically funded on a standalone basis, providing a stable capitalization, with the vast majority of these borrowings done at investment-grade levels.
In addition, we maintain significant invested capital on the Corporation’s balance sheet where we invest alongside our investors. This capital generates annual cash flows that enhance the returns we earn as an asset manager, creates a strong alignment of interest, and allows us to bring the following strengths to bear on all our investments.

1.	Large-scale capital
We have over $500 billion in assets under management and $274 billion in fee bearing capital.

2.	Operating expertise
We have more than 130,000 operating employees worldwide who maximize value and cash flows from our operations.

3.	Global presence
We operate in more than 30 countries around the world.
Our financial returns are represented by the combination of the earnings of our asset manager as well as capital appreciation and distributions from our invested capital. Our primary performance measure is funds from operations (“FFO”)1 which we use to evaluate the performance of our segments.

1.	See definition in Glossary of Terms beginning on page 54.

Q3 2019 INTERIM REPORT 11

Asset Management
Our asset management activities encompass $274 billion of fee bearing capital across private funds, listed partnerships and public securities.
Private Funds – $187 billion fee bearing capital
We manage and earn fees on 40 private funds across real estate, renewable power, infrastructure and private equity. On September 30, 2019, we purchased approximately 61% of Oaktree, and broadened our product offering, particularly on credit strategies. Our fund strategies include core, credit, value-add and opportunistic, and we offer both closed-end and long-life vehicles. Together with our investment in Oaktree, we have over 1,800 unique institutional investors, who on average invest in two of our funds. On private fund capital we earn:

1.
Diversified and long-term base management fees[1] which are based on closed-end and long-life fund capital. Closed-end fund capital is typically committed for 10 years with two one-year extension options, and our long-life funds are perpetual vehicles that can continually raise new capital.

2.
Carried interest[1], which enables us to receive a portion of overall fund profits provided that investors receive a minimum prescribed preferred return. Carried interest is recognized once it is no longer subject to clawback.

Listed Partnerships – $72 billion fee bearing capital
We manage publicly listed perpetual-capital vehicles BPY1, BEP1, BIP1, BBU1, and TERP1 . On listed partnership capital, we earn:

1.	Long-term perpetual base management fees, which are based on our listed vehicles’ total capitalization.

2.
Stable incentive distribution fees[1] which are linked to cash distributions (BPY, BEP and BIP). These cash distributions have exceeded pre-determined thresholds and have a historic annual growth rate of 5%-9%.

3.	Performance fees[1] based on unit price performance (BBU).
Public Securities – $15 billion fee bearing capital
We manage public funds and separately managed accounts, focused on fixed income and equity securities within the real estate, infrastructure and natural resources asset classes. We earn management fees, which are based on committed capital and fund net asset value and performance income based on investment returns.
Invested Capital1
We have approximately $45 billion of invested capital on the Corporation’s balance sheet as a result of our history as an owner and operator of real assets, which provides attractive financial returns and important flexibility to our asset management business.
Key attributes of our invested capital:

•
Transparent – approximately 80% of our invested capital is in our listed partnerships (BPY, BEP, BIP, BBU) and other smaller publicly traded investments. The remaining is primarily held in a residential homebuilding business, and a few other directly held investments.

•
Diversified, long-term, stable cash flows – received from our underlying public investments. These cash flows are underpinned by investments in real assets which should provide inflation protection and less volatility compared to traditional equities, and higher yields compared to fixed income.

•
Strong alignment of interests – the Corporation is the largest investor into each of our listed partnerships, and in turn, the listed partnerships are typically the largest investor in each of our private funds.

Refer to Parts 2 and 3 of this MD&A for more information on our operations and performance.

1.	See definition in Glossary of Terms beginning on page 54.

12 BROOKFIELD ASSET MANAGEMENT

PART 2 – REVIEW OF CONSOLIDATED FINANCIAL RESULTS
The following section contains a discussion and analysis of line items presented within our consolidated financial statements. The financial data in this section has been prepared in accordance with IFRS. Refer to page 42 of our 2018 Annual Report for an overview of our fair value accounting across our business and why we believe it provides useful information for investors about our performance. We also provide an overview of our application of the control-based model under IFRS used to determine whether or not an investment should be consolidated.
OVERVIEW
Net income was $1.8 billion in the current quarter, with $947 million attributable to common shareholders ($0.91 per share) and $809 million attributable to non-controlling interests.
The $815 million increase in consolidated net income and the $784 million increase in net income attributable to common shareholders compared to the prior year quarter are primarily attributable to:

•	operating income from recently acquired businesses and same-store[1] growth across our operations;

•	higher equity accounted income as a result of valuation gains on some of our core retail properties;

•	an income tax recovery of $180 million, compared to an income tax expense of $144 million, primarily due to deferred tax recoveries in the current period; and

•	appraisal gains from our investment properties; partially offset by

•	higher depreciation expense primarily as a result of recent acquisitions; and

•	interest expense related to recently issued corporate debt and the consolidation debt held within recently acquired investments.
On September 30, 2019, we purchased approximately 61% interest in Oaktree, resulting in an equity accounted investment of $5 billion through the use of $2.4 billion of cash on hand and the issuance of 52.8 million class A shares.
Additionally, our consolidated balance sheet was impacted by acquisitions and dispositions since the beginning of the year. We acquired $27.0 billion of assets through business combinations, including a global automotive battery business and an Australian based private healthcare provider acquired in the second quarter of the year. Corporate borrowings increased from the prior year-end due to the issuance of $1.0 billion of corporate debt in the first quarter, partially offset by the repayment of a $450 million (C$600 million) bond in the second quarter. We also sold a number of assets during the first nine months of 2019, including a global provider of facilities management services and an executive relocation services business in our Private Equity segment, as well as a residential management services company and various investment properties in our Real Estate segment.
Additionally, the adoption of IFRS 16 impacted our balance sheet as operating leases which were previously reported as off-balance sheet commitments are now capitalized. This has resulted in higher investment properties and property, plant and equipment balances, as well as offsetting lease liabilities within accounts payable and other recorded on our consolidated balance sheet. There was no impact to total equity from the adoption of the new standard. Refer to Note 2 for further information on the impact of IFRS 16 on our consolidated financial statements.

1.	See definition in Glossary of Terms beginning on page 54.

Q3 2019 INTERIM REPORT 13

INCOME STATEMENT ANALYSIS
The following table summarizes the financial results of the company for the three and nine months ended September 30, 2019 and 2018:

	Three Months Ended			Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2019	2018	Change	2019	2018	Change
Revenues	$17,875	$14,858	$3,017	$50,007	$40,765	$9,242
Direct costs	(13,910)	(11,967)	(1,943)	(38,880)	(32,839)	(6,041)
	3,965	2,891	1,074	11,127	7,926	3,201
Other income and gains	51	144	(93)	972	581	391
Equity accounted income	414	50	364	1,761	680	1,081
Expenses
Interest	(1,926)	(1,274)	(652)	(5,375)	(3,377)	(1,998)
Corporate costs	(23)	(25)	2	(72)	(76)	4
Fair value changes	394	132	262	(835)	1,537	(2,372)
Depreciation and amortization	(1,299)	(833)	(466)	(3,567)	(2,175)	(1,392)
Income tax recovery (expense)	180	(144)	324	(295)	(636)	341
Net income	1,756	941	815	3,716	4,460	(744)
Non-controlling interests	(809)	(778)	(31)	(1,755)	(2,760)	1,005
Net income attributable to shareholders	$947	$163	$784	$1,961	$1,700	$261
Net income per share	$0.91	$0.11	$0.80	$1.85	$1.53	$0.32
Three Months Ended September 30
Revenues for the quarter were $17.9 billion, an increase of $3.0 billion compared to the third quarter of 2018, primarily due to:

•	$4.4 billion of additional revenues from acquisitions during the last twelve months; and

•
same-store growth attributable largely to the utilities and transport operations in our Infrastructure segment, strong leasing activity in our core office assets held by the Real Estate segment and higher realized pricing in our Renewable Power segment; partially offset by

•	unrealized mark-to-market losses in our financial asset portfolio; and

•	the absence of $749 million of revenues from businesses sold since the prior year quarter as well as the impact of foreign exchange.
A discussion of the impact on revenues and net income from recent acquisitions and dispositions can be found on page 16.
Direct costs increased by 16% or $1.9 billion compared to a 20% increase in revenues. The increase relates primarily to:

•	the recent acquisitions and growth initiatives; partially offset by

•
the impact of adopting IFRS 16, the new lease accounting standard, which reallocated operating lease expenses previously reported through direct costs to interest expense and depreciation and amortization. Please refer to Note 2 of the consolidated financial statements for further information on the impact of IFRS 16 on our financial results.

Other income and gains for the current quarter primarily relates to disposition gains on the sale of Acadian and the industrial assets at our wastewater and industrial water treatment business in Brazil.

1.	See definition in Glossary of Terms beginning on page 54.

14 BROOKFIELD ASSET MANAGEMENT

Equity accounted income increased from $50 million to $414 million primarily due to:

•	valuation gains in certain of our equity accounted investment properties; and

•	the absence of a maintenance adjustment within an equity accounted investment at our Infrastructure segment last year; partially offset by

•	decreases in Norbord’s1 earnings due to lower product pricing compared to the prior year quarter.
Interest expense increased by $652 million largely due to additional borrowings associated with acquisitions across our portfolio, debts assumed from acquired businesses, and additional interest expense from lease liabilities recognized on adoption of IFRS 16. We also issued additional debt in certain listed partnerships, increasing total interest expense.
We recorded fair value gains of $394 million, compared to gains of $132 million in the third quarter of 2018, primarily as a result of:

•	higher appraisal gains on investment properties in our Real Estate segment; partially offset by

•	transaction related expenses, primarily attributable to expenses incurred on our investment in Oaktree.
Refer to page 17 for discussion on fair value changes.
Depreciation and amortization expense increased by $466 million to $1.3 billion due to businesses acquired in the last twelve months as well as the impact of revaluation gains in the fourth quarter of 2018, which increased the carrying value of our property, plant and equipment (“PP&E”) from which depreciation is determined. The adoption of IFRS 16 also increased depreciation charges during the quarter.
We recorded an income tax recovery of $180 million this quarter compared to an income tax expense of $144 million in the prior period. This was primarily due to a deferred tax recovery on the recognition of previously unrecognized loss carryforwards that will offset future projected taxable income.
Nine Months Ended September 30
Revenues and direct costs for the first nine months of 2019 increased by $9.2 billion and $6.0 billion, respectively, compared to the same period in 2018 due primarily to the aforementioned acquisitions.
Equity accounted income in the first nine months of 2019 increased by $1.1 billion compared to the prior year period as a result of recent acquisitions, and the aforementioned gains at equity-accounted investment properties, partially offset by decreased earnings at Norbord.
Fair value losses were $835 million for the first nine months of 2019, compared to a $1.5 billion gain reported in the prior period. The current period deficit is largely driven by $1.4 billion of fair value losses recorded in the previous quarter, primarily attributable to valuation losses on investment properties in our core retail portfolio and LP investments as well as one-time charges at our service provider to the offshore oil production industry. The prior period included transaction-related gains as well as strong valuation gains within LP investments in our real estate business.

1.	See definition in Glossary of Terms beginning on page 54.

Q3 2019 INTERIM REPORT 15

Significant Acquisitions and Dispositions
We have summarized below the impact of recent significant acquisitions and dispositions on our results for the three and nine months ended September 30, 2019:

	Three Months Ended				Nine Months Ended
	Acquisitions		Dispositions		Acquisitions		Dispositions
FOR THE PERIODS ENDED SEP. 30, 2019 (MILLIONS)	Revenue	Net Income	Revenue	Net Income	Revenue	Net Income	Revenue	Net Income
Real estate	$629	$222	$(139)	$(148)	$2,171	$698	$(366)	$(364)
Renewable power	21	4	(14)	(9)	231	76	(14)	(9)
Infrastructure	524	45	(27)	(24)	1,745	62	(27)	(19)
Private equity and other	3,238	(176)	(569)	(21)	7,297	(586)	(715)	(29)
	$4,412	$95	$(749)	$(202)	$11,444	$250	$(1,122)	$(421)
Acquisitions
Real Estate
Recent acquisitions contributed incremental revenues and net income of $629 million and $222 million, respectively, in the third quarter of 2019. The most significant contributor was the consolidation of BPR1 towards the end of the third quarter of 2018, which added $289 million of revenues and $137 million of net income in the current quarter. Previously, we reported our 34% proportionate share of the core retail business’s results as equity accounted income.
The other recent acquisition with a significant impact on current period revenues and net income is a diversified U.S. REIT that we acquired in the fourth quarter of 2018, which added incremental revenues and net income of $256 million and $81 million in the current quarter, respectively. A number of other acquisitions in our LP investments’ portfolio during the last twelve months also contributed to our results.
Infrastructure
Revenues and net income increased by $524 million and $45 million, respectively, primarily from a number of acquisitions in our utilities, energy and data infrastructure businesses. The acquisitions that contributed the most revenues and net income in the current quarter include a North American provider of residential energy infrastructure services, a Canadian natural gas midstream business, a natural gas pipeline located in India and a portfolio of data centers in North America.
Private Equity
The current quarter’s results included impacts from a global automotive battery business and an Australian private healthcare provider acquired in the prior quarter. These two businesses together contributed $2.7 billion of revenue and $82 million of net losses for the three month period. Our results this quarter also benefited from a full quarter of contributions from a service provider to the power generation industry acquired during the third quarter of the prior year, which contributed additional revenues of $282 million and net income of $13 million.
Overall, revenues and net income for the nine months ended September 30, 2019, increased by $11.4 billion and $250 million, respectively, primarily due to the aforementioned acquisitions.
Further details relating to the significant acquisitions described above that were completed during the nine months ended September 30, 2019 are provided in Note 4 of this interim report.
Dispositions
Recent asset sales reduced revenues and net income by $749 million and $202 million in the current quarter, respectively. The assets sold that most significantly impacted our results this quarter were the sales of the global provider of facilities management services and the executive relocation services business in our Private Equity segment.
Overall, impacts of the dispositions to revenue and net income on a nine-month basis in 2019 were $1.1 billion and $421 million, respectively.

1.	See definition in Glossary of Terms beginning on page 54.

16 BROOKFIELD ASSET MANAGEMENT

Fair Value Changes
The following table disaggregates fair value changes into major components to facilitate analysis:

	Three Months Ended			Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2019	2018	Change	2019	2018	Change
Investment properties	$780	$409	$371	$681	$1,273	$(592)
Transaction related gains, net of deal costs	(241)	(133)	(108)	(487)	844	(1,331)
Financial contracts	85	103	(18)	(140)	86	(226)
Impairment and provisions	(44)	(214)	170	(408)	(265)	(143)
Other fair value changes	(186)	(33)	(153)	(481)	(401)	(80)
Total fair value changes	$394	$132	$262	$(835)	$1,537	$(2,372)
Investment Properties
Investment properties are recorded at fair value with changes recorded in net income. The following table disaggregates investment property fair value changes by asset type:

	Three Months Ended			Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2019	2018	Change	2019	2018	Change
Core office	$181	$63	$118	$687	$131	$556
Core retail	(4)	—	(4)	(825)	—	(825)
LP investments and other	603	346	257	819	1,142	(323)
	$780	$409	$371	$681	$1,273	$(592)
We discuss the key valuation inputs of our investment properties on page 52.
Core Office
Valuation gains in the current quarter totaled $181 million. The gains relate primarily to:

•	improved leasing assumptions on properties in U.K. as they near substantial completion, updated cash flow assumptions and compressed discount rates; and

•	rate compression from historical low interest rates and improved market outlook in Brazil and improved market conditions in Australia.
Valuation gains of $63 million in the prior year quarter were primarily attributable to discount rate compression at certain Australian properties that were nearing sale, along with higher rent growth assumptions for our Toronto properties.
The nine-month appraisal gains also include appraisal gains in Toronto and U.S. where we benefited from increased market rents and activity and changes in valuation metrics supported by external valuations.
Core Retail
The appraisal changes in the current quarter were nominal. There were no fair value changes in the prior year quarter as our core retail portfolio was an equity accounted investment prior to its privatization in the third quarter of the prior year, with changes in the fair value of the investment properties reported through equity accounted income.
The nine-month appraisal losses are mainly from updates to cash flow assumptions and valuation metrics recognized in the second quarter.

Q3 2019 INTERIM REPORT 17

LP Investments and Other
Valuation gains of $603 million relate primarily to rate compression as a result of historically low interest rates in Brazil and improved market conditions in Brazil and India, which benefited our real estate investments in those countries.
In the prior year quarter, valuation gains of $346 million were primarily related to strong leasing activity and the completion of several developments in the India office portfolio and strengthened conditions in several markets.
The nine-month gains are mainly due to the lower capitalization rate and interest rates mentioned above, as well as fair value gains in our U.K. student housing portfolio.
Transaction Related Expenses, Net of Gains
Transaction related expenses, net of gains in the current period of $241 million are primarily attributable to transaction related expenses from our investment in Oaktree, as well as other deal costs in our Real Estate and Private Equity segments.
The prior year expenses relate to the privatization of GGP and higher deal costs across the business due to greater number of transactions.
The year-to-date expenses are also mostly attributable to deal costs associated with transactions in our Real Estate and Private Equity segments.
Financial Contracts
Financial contracts include mark-to-market gains and losses on financial contracts related to foreign currency, interest rate and pricing exposures that are not designated as hedges.
Unrealized gains of $85 million in the quarter primarily relate to gains on foreign currency swaps; partially offset by losses on interest rate swaps.
The prior period gain relates primarily to the mark-to-market movements on our interest rate swaps, cross-currency swaps and commodity derivatives, as well as fair value changes on currency hedges which do not quality for hedge accounting.
Impairment and Provisions
Impairment expense for the three months ended September 30, 2019 of $44 million relates primarily to an investment included in our Real Estate segment.
Other Fair Value Changes
Other fair value changes in the quarter include reclassification of previously recognized OCI losses upon asset sales in our Infrastructure segment. Remaining amounts relate to one-time items across our operations.

18 BROOKFIELD ASSET MANAGEMENT

Income Taxes
We recorded an aggregate income tax recovery of $180 million in the third quarter of 2019, compared to a $144 million expense in the prior year quarter, including current tax expenses of $284 million (2018 – $119 million) and deferred tax recoveries of $464 million (2018 – $25 million expense).
The decrease in income tax expense relates primarily to the recognition of additional tax loss carryforwards as a result of higher projected taxable income that we expect to be able to offset with previously unrecognized loss carryforwards. This resulted in a deferred tax recovery of approximately $573 million which contributed to the 33% reduction to our effective income tax rate in the quarter.
Our effective income tax rate is different from the Canadian domestic statutory income tax rate due to the following differences:

	Three Months Ended			Nine Months Ended
FOR THE PERIODS ENDED SEP. 30	2019	2018	Change	2019	2018	Change
Statutory income tax rate	26%	26%	—%	26%	26%	—%
Increase (reduction) in rate resulting from:
Portion of gains subject to different tax rates	1	(1)	2	(2)	(4)	2
Change in tax rates and new legislation	—	—	—	(1)	(4)	3
Taxable income attributed to non-controlling interests	(3)	(8)	5	(4)	(6)	2
International operations subject to different tax rates	(9)	(14)	5	(5)	(3)	(2)
Derecognition / (recognition) of deferred tax assets	(33)	8	(41)	(14)	—	(14)
Non-recognition of the benefit of current year’s tax losses	5	2	3	5	2	3
Other	2	—	2	2	1	1
Effective income tax rate	(11)%	13%	(24)%	7%	12%	(5)%
Our income tax provision does not include a number of non-income taxes paid that are recorded elsewhere in our consolidated financial statements. For example, a number of our operations in Brazil are required to pay non-recoverable taxes on revenue, which are included in direct costs as opposed to income taxes. In addition, we pay considerable property, payroll and other taxes that represent an important component of the tax base in the jurisdictions in which we operate, which are also predominantly recorded in direct costs.
As an asset manager, many of our operations are held in partially owned “flow through” entities, such as partnerships, and any tax liability is incurred by the investors as opposed to the entity. As a result, while our consolidated earnings includes income attributable to non-controlling ownership interests in these entities, our consolidated tax provision includes only our proportionate share of the associated tax provision of these entities. In other words, we are consolidating all of the net income, but only our share of the associated tax provision. This gave rise to a 3% and 8% reduction in the effective tax rate relative to the statutory tax rate in 2019 and 2018, respectively.
We operate in countries with different tax rates, most of which vary from our domestic statutory rate, and we also benefit from tax incentives introduced in various countries to encourage economic activity. Differences in global tax rates gave rise to a 9% decrease in our effective tax rate in the current quarter, compared to a 14% decrease in the prior year quarter. The difference will vary from period to period depending on the relative proportion of income in each country.

Q3 2019 INTERIM REPORT 19

BALANCE SHEET ANALYSIS
The following table summarizes the statement of financial position of the company as at September 30, 2019 and December 31, 2018:

AS AT SEP. 30, 2019 AND DEC. 31, 2018 (MILLIONS)	2019	2018	Change
Assets
Investment properties	$85,993	$84,309	$1,684
Property, plant and equipment	77,413	67,294	10,119
Equity accounted investments	40,008	33,647	6,361
Cash and cash equivalents	7,595	8,390	(795)
Accounts receivable and other	19,080	16,931	2,149
Intangible assets	24,599	18,762	5,837
Goodwill	11,594	8,815	2,779
Other assets	25,126	18,133	6,993
Total assets	$291,408	$256,281	$35,127
Liabilities
Corporate borrowings	$7,035	$6,409	$626
Non-recourse borrowings of managed entities	123,204	111,809	11,395
Other non-current financial liabilities	20,229	13,528	6,701
Other liabilities	33,339	27,385	5,954
Equity
Preferred equity	4,145	4,168	(23)
Non-controlling interests	74,029	67,335	6,694
Common equity	29,427	25,647	3,780
Total equity	107,601	97,150	10,451
	$291,408	$256,281	$35,127
September 30, 2019 vs. December 31, 2018
Total assets increased by $35.1 billion since December 31, 2018 to $291.4 billion as at September 30, 2019. The increase is largely attributable to recently completed business combinations which added $27.0 billion of total assets. In addition, our investment in Oaktree added a further $5.3 billion of assets. The adoption of IFRS 16 increased our property, plant and equipment and investment properties through the recognition of right-of-use (“ROU”) assets. These increases were partially offset by assets sold during the quarter.
Investment properties consist primarily of the company’s real estate assets. The balance as at September 30, 2019 increased by $1.7 billion, primarily due to:

•
additions of $6.0 billion primarily through purchases of investment properties during the year and the enhancement or expansion of numerous properties through capital expenditures, including the acquisition of $211 million of investment properties through a business combination completed in our Infrastructure segment;

•	the recognition of $928 million of ROU investment properties, primarily land leases on which some of our investment properties are built, on the adoption of IFRS 16;

•
net valuation gains of $681 million, largely driven by revaluation of certain core office developments as they near completion and by our LP investments portfolios, where properties benefited from improved market conditions in Brazil and India. These gains were partially offset by losses in our core retail portfolio; partially offset by

•	the negative impact of foreign currency translation of $684 million; and

•
asset sales and reclassifications to assets held for sale of $5.4 billion, including multiple investment properties held within our diversified U.S. REIT, Australian and North American office properties and various multifamily assets.

We provide a continuity of investment properties in Note 9 of the consolidated financial statements.

20 BROOKFIELD ASSET MANAGEMENT

Property, plant and equipment increased by $10.1 billion primarily as a result of:

•	recognition of property, plant and equipment ROU assets which increased our balance by $3.4 billion upon adopting IFRS 16;

•
acquisitions of $10.1 billion, most notably the global automotive battery business, the Australian private healthcare provider and a Brazilian heavy equipment and light vehicle fleet management company in our Private Equity segment, a North American solar portfolio within our Renewable Power segment, and a natural gas pipeline in India within our Infrastructure segment; and

•	additions of $2.6 billion primarily related to growth capital expenditures across our operating segments; partially offset

•	dispositions of $1.8 billion related to assets that have been reclassified to held for sale;

•	the negative impact of foreign currency translation of $1.3 billion; and

•	depreciation of $2.8 billion in the period.
We provide a continuity of property, plant and equipment in Note 10 of the consolidated financial statements.
Equity accounted investments increased from $33.6 billion as at December 31, 2018 to $40.0 billion in the current quarter, mainly due to:

•
the $5.3 billion interest in Oaktree, as well as a Brazilian data center operation and an Australian telecommunications company in our Infrastructure segment and an equity accounted investment within the global automotive battery business in our Private Equity segment;

•	appraisal gains in our core retail equity accounted investment; and

•	our proportionate share of the comprehensive income reported by our investees; partially offset by

•	the sale of an office property in Boston within our Real Estate segment.
We provide a continuity of equity accounted investments in Note 8 of the consolidated financial statements.
Cash and cash equivalents decreased by $795 million as at September 30, 2019 compared to the prior year end primarily due to timing of cash flows and investing activities in the year. For further information, refer to our Consolidated Statements of Cash Flows and to the Review of Consolidated Statements of Cash Flows within Part 4 – Capitalization and Liquidity.
Increases of $5.8 billion and $2.8 billion in our intangible assets and goodwill balances, respectively, are related to the acquisitions completed in our Private Equity and Infrastructure segments, partially offset by the impact of depreciation and foreign exchange.
Other assets are comprised of inventory, deferred income tax assets, assets classified as held for sale and other financial assets. The increase of $7.0 billion is primarily a result of:

•	a $2.7 billion increase in inventory primarily due to acquisitions completed in our Private Equity segment;

•
an increase in assets held for sale of $1.6 billion, primarily attributable to the reclassification of investment properties within our diversified U.S. REIT and an Australian office property since year end, as well as a Colombian regulated distribution business and an Australian district energy operation within our Infrastructure segment, partially offset by assets sold during the period, including an equity accounted investment within the LP investments portfolio and core office properties within our Real Estate segment; and

•	a $1.7 billion increase in other financial assets due primarily to the additions and appreciation of financial asset portfolios as the stock market recovered since year end.
Corporate borrowings increased by $626 million due to a $1.0 billion 10-year note issuance during the first quarter, as well as the impact of strengthened foreign exchange rates. This was partially offset by a repayment of a $450 million (C$600 million) note in the prior quarter.

Q3 2019 INTERIM REPORT 21

Non-recourse borrowings increased by $11.4 billion as a result of:

•
borrowings raised and acquired for the acquisitions of the global automotive battery business, the Australia private healthcare provider and the Brazilian heavy equipment and light vehicle fleet management company in our Private Equity segment; partially offset by

•	the partial repayment of credit facilities within our Real Estate segment as well as dispositions and reclassification of businesses to held for sale.
Other non-current financial liabilities consist of our subsidiary equity obligations, non-current accounts payable and other long-term financial liabilities that are due after one year. Non-current accounts payable and other increased primarily due to the recognition of non-current lease liabilities on adoption of IFRS 16 and aforementioned acquisitions. Please see Note 6 of the consolidated financial statements for a further breakdown.
The increase of other liabilities of $6.0 billion is primarily attributable to liabilities assumed on acquisitions completed during the year, current lease liabilities recognized on adoption of IFRS 16, an increase in deferred income tax liabilities, primarily on the acquisition of the global automotive battery business, and liabilities associated with assets held for sale. Please see Note 7 of the consolidated financial statements for further information.
Refer to Part 4 – Capitalization and Liquidity for more information.
Equity
The significant variances in common equity and non-controlling interests are discussed below. Preferred equity is discussed in Part 4 of this MD&A.
Common Equity
The following table presents the major contributors to the period-over-period variances for common equity:

AS AT AND FOR THE NINE MONTHS ENDED SEP. 30 , 2019 (MILLIONS)	2019
Common equity, beginning of period	$25,647
Changes in period
Net income to shareholders	1,961
Common dividends	(459)
Preferred dividends	(113)
Foreign currency translation	(488)
Other comprehensive income	91
Share issuances, net of repurchases	2,610
Ownership changes and other	178
3,780
Common equity, end of period	$29,427
Common equity increased by $3.8 billion to $29.4 billion during the nine-month period ended September 30, 2019. The change includes:

•	net income attributable to shareholders of $2.0 billion;

•	distributions of $572 million to shareholders as common and preferred share dividends;

•	foreign currency translation losses of $488 million;

•
other comprehensive income of $91 million relates primarily to gains on financial instruments held in our Corporate and Infrastructure segments. These gains were partially offset by losses on our cash flow hedges;

•
share issuances, net of repurchases, of $2.6 billion, which included $2.8 billion of common equity issued on the acquisition of Oaktree during the current quarter. This issuance was netted against the impact of share purchases for our escrowed stock plan, repurchases through our normal course issuer bid and our restricted share plans; and

22 BROOKFIELD ASSET MANAGEMENT

•	ownership changes and other primarily relate to:

◦	dilution gain from BBU’s equity issuance, which new equity units were issued at a premium to our book value of BBU’s equity on a per unit basis;

◦	a gain recorded directly in equity for the partial sale of our interest in a Chilean toll road operation which we are continuing to consolidate; in addition to

◦
dilution gain from BPY’s repurchase of shares held by third parties other than the Corporation on the open market; this triggered a gain recorded directly to equity which accrued to Brookfield as the shares were purchased at a discount to book value.

Non-controlling Interests
Non-controlling interests in our consolidated results primarily consist of third-party interests in BPY, BEP, BIP and BBU, and their consolidated entities as well as co-investors and other participating interests in our consolidated investments as follows:

AS AT SEP. 30, 2019 AND DEC. 31, 2018 (MILLIONS)	2019	2018
Brookfield Property Partners L.P.	$29,799	$31,580
Brookfield Renewable Partners L.P.	12,078	12,457
Brookfield Infrastructure Partners L.P.	14,229	12,752
Brookfield Business Partners L.P.	7,029	4,477
Other participating interests	10,894	6,069
	$74,029	$67,335
Non-controlling interests increased by $6.7 billion during the nine-month period to $74.0 billion, primarily due to:

•	net equity issuances to non-controlling interests totaling $10.3 billion; partially offset by

•
comprehensive income attributable to non-controlling interests which totaled $660 million; this is inclusive of foreign currency translation gains as average foreign currency rates in the jurisdictions where we hold the majority of our non-U.S. dollar investments strengthened relative to the U.S. dollar;

•	ownership changes attributable to non-controlling interests of $1.4 billion; and

•	$5.6 billion of distributions to non-controlling interests.
The increase in other participating interests relates primarily to our direct investment in the third flagship real estate fund, resulting in Brookfield consolidating the fund and investments that are controlled by the fund. The fund was previously consolidated by BPY.

Q3 2019 INTERIM REPORT 23

FOREIGN CURRENCY TRANSLATION
Approximately half of our capital is invested in non-U.S. currencies and the cash flows generated from these businesses, as well as our equity, are subject to changes in foreign currency exchange rates. From time to time, we utilize financial contracts to adjust these exposures. The most significant currency exchange rates that impact our business are shown in the following table:

				Average Rate
AS AT SEP. 30, 2019 AND DEC. 31, 2018 AND FOR THE PERIODS ENDED SEP. 30	Period-End Spot Rate			Three Months Ended			Nine Months Ended
	2019	2018	Change	2019	2018	Change	2019	2018	Change
Australian dollar	0.6750	0.7050	(4)%	0.6854	0.7315	(6)%	0.6992	0.7579	(8)%
Brazilian real[1]	4.1649	3.8745	(7)%	3.9683	3.9510	—%	3.8880	3.6049	(7)%
British pound	1.2292	1.2760	(4)%	1.2325	1.3032	(5)%	1.2730	1.3516	(6)%
Canadian dollar	0.7553	0.7331	3%	0.7574	0.7652	(1)%	0.7524	0.7769	(3)%

1.	Using Brazilian real as the price currency.
As at September 30, 2019, our common equity of $29.4 billion was invested in the following currencies: United States dollars – 62% (December 31, 2018 – 56%); Brazilian reais – 12% (December 31, 2018 – 13%); British pounds – 11% (December 31, 2018 – 12%); Canadian dollars – 6% (December 31, 2018 – 7%); Australian dollars – 5% (December 31, 2018 – 6%); and other currencies – 4% (December 31, 2018 – 6%). Currency exchange rates relative to the U.S. dollar at the end of the third quarter were lower than December 31, 2018 for all of our significant non-U.S. dollar investments with the exception of the Canadian dollar.
The following table disaggregates the impact of foreign currency translation on our equity by the most significant non-U.S. currencies:

FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended		Nine Months Ended
	2019	2018	2019	2018
Australian dollar	$(246)	$(154)	$(281)	$(489)
Brazilian real	(1,077)	(436)	(936)	(2,563)
British pound	(275)	(131)	(321)	(342)
Canadian dollar	(114)	(133)	181	(397)
Other	(940)	(199)	(719)	(277)
Total cumulative translation adjustments	(2,652)	(1,053)	(2,076)	(4,068)
Currency hedges[1]	706	143	444	775
Total cumulative translation adjustments net of currency hedges	$(1,946)	$(910)	$(1,632)	$(3,293)
Attributable to:
Shareholders	$(501)	$(437)	$(488)	$(1,176)
Non-controlling interests	(1,445)	(473)	(1,144)	(2,117)
	$(1,946)	$(910)	$(1,632)	$(3,293)

1.	Net of deferred income tax expense of $13 million for the three months ended September 30, 2019 and a deferred income tax expense of $10 million for the nine months ended September 30, 2019.
Lower period end rates for our non-U.S. dollar investments, particularly the Brazilian real and other currencies such as Colombian peso and European Euro, decreased our equity net of currency hedges for the three and nine months ended September 30, 2019 by $1.9 billion and $1.6 billion, respectively. During the nine months ended, gains on our hedges relate to those against the Canadian dollar, for which financial contracts and foreign currency debt are used to reduce exposures, partially offsetting the foreign currency translation losses.

24 BROOKFIELD ASSET MANAGEMENT

SUMMARY OF QUARTERLY RESULTS
In the past two years the quarterly variances in revenues are due primarily to acquisitions and dispositions. Variances in net income to shareholders relate primarily to the timing and amount of fair value changes and deferred tax provisions, as well as seasonality and cyclical influences in certain businesses. Changes in ownership have resulted in the consolidation and deconsolidation of revenues from some of our assets, particularly in our real estate and private equity businesses. Other factors include the impact of foreign currency on non-U.S. revenues and net income attributable to non-controlling interests.
Our real estate operations typically generate consistent results on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains. Our retail properties typically experience seasonally higher retail sales during the fourth quarter, and our resort hotels tend to experience higher revenues and costs as a result of increased visits during the first quarter. We fair value our real estate assets on a quarterly basis which results in variations in net income based on changes in the value.
Renewable power hydroelectric operations are seasonal in nature. Generation tends to be higher during the winter rainy season in Brazil and spring thaws in North America; however, this is mitigated to an extent by prices, which tend not to be as strong as they are in the summer and winter seasons due to the more moderate weather conditions and reductions in demand for electricity. Water and wind conditions may also vary from year to year. Our infrastructure operations are generally stable in nature as a result of regulation or long-term sales contracts with our investors, certain of which guarantee minimum volumes.
Revenues and direct costs in our private equity operations vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles and weather and seasonality in underlying operations. Broader economic factors and commodity market volatility may have a significant impact on a number of our businesses, in particular within our industrials segment. For example, seasonality affects our contract drilling and well-servicing operations as the ability to move heavy equipment safely and efficiently in western Canadian oil and gas fields is dependent on weather conditions. Within our infrastructure services, the core operating plants business of our service provider to the power generation industry generates the majority of its revenue during the fall and spring, when power plants go offline to perform maintenance and replenish their fuel. Some of our business services operations will typically have stronger performance in the latter half of the year whereas others, such as our fuel marketing and road fuel distribution businesses, will generate stronger performance in the second and third quarters. Net income is impacted by periodic gains and losses on acquisitions, monetization and impairments.
Our residential development operations are seasonal in nature and a large portion is correlated with the ongoing U.S. housing recovery and, to a lesser extent, economic conditions in Brazil. Results in these businesses are typically higher in the third and fourth quarters compared to the first half of the year, as weather conditions are more favorable in the latter half of the year which tends to increase construction activity levels.
Our condensed statements of operations for the eight most recent quarters are as follows:

	2019			2018				2017
FOR THE PERIODS ENDED (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues[1]	$17,875	$16,924	$15,208	$16,006	$14,858	$13,276	$12,631	$13,065
Net income	1,756	704	1,256	3,028	941	1,664	1,855	2,083
Net income to shareholders	947	399	615	1,884	163	680	857	1,046
Per share
– diluted	$0.91	$0.36	$0.58	$1.87	$0.11	$0.62	$0.84	$1.02
– basic	0.93	0.37	0.59	1.91	0.11	0.64	0.85	1.05

1.	2017 revenues have not been restated as we adopted IFRS 15 using the modified retrospective method as at January 1, 2018.
The following table shows fair value changes and income taxes for the last eight quarters, as well as their combined impact on net income:

	2019			2018				2017
FOR THE PERIODS ENDED (MILLIONS)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Fair value changes	$394	$(1,398)	$169	$257	$132	$833	$572	$280
Income taxes	180	(239)	(236)	884	(144)	(339)	(153)	(110)
Net impact	$574	$(1,637)	$(67)	$1,141	$(12)	$494	$419	$170

Q3 2019 INTERIM REPORT 25

Over the last eight completed quarters, the factors discussed below caused variations in revenues and net income to shareholders on a quarterly basis:

•
In the third quarter of 2019, revenues increased from a full quarter contribution from our global automotive battery business and Australian private healthcare provider, which we acquired in the second quarter of 2019. In addition, net income increased from the prior quarter due to the recognition of deferred income tax recoveries and valuation gains in our core office and LP investment properties.

•
In the second quarter of 2019, revenues increased due to recent acquisitions across a number of segments, in particular industrials and infrastructure services in the Private Equity segment. The increase in revenue was offset by higher direct operating costs, interest expense from incremental borrowing, as well as valuation losses on some of our core retail properties and our service provider to the offshore oil production industry in the Private Equity segment.

•
In the first quarter of 2019, revenues decreased slightly from the prior quarter primarily due to seasonality at our residential homebuilding business and certain of our private equity operations as well as a decrease in sales volumes at our road fuel distribution business. In addition, the absence of a deferred tax recovery in our Corporate segment, as well as higher depreciation and amortization expenses due to the impact of revaluation gains reported in the fourth quarter contributed to the decrease in net income.

•
The increase in revenues in the fourth quarter of 2018 is due primarily to recent acquisitions, including a full quarter of revenues from GGP following the privatization, as well as the impact of same-store growth across the business. Consolidated net income is higher than prior period due to gains on sales of businesses, fair value valuation gains on investment properties and a deferred tax recovery in our Corporate segment. These increases were partially offset by higher interest expense from new borrowings to fund acquisitions and debts assumed from acquired businesses.

•
Revenues increased in the third quarter of 2018 primarily due to recent acquisitions across all segments, including the privatization of GGP, and same-store growth, in particular improved pricing at our graphite electrode manufacturing business. Higher interest and depreciation expenses associated with recent acquisitions, and the recognition of a deferred tax expense associated with the GGP privatization, more than offset the increase in revenues.

•
The increase in revenues in the second quarter of 2018 is primarily attributable to acquisitions, additional home closings in our North American residential business and improved pricing at our graphite electrodes manufacturing business. Increases in direct costs offset these changes in revenue. While net income also benefited from strong performance at Norbord and valuation and transaction-related gains in our Real Estate segment, results were more than offset by higher income tax expenses and the absence of a one-time gain recognized on the sale of a business in the first quarter.

•
In the first quarter of 2018, revenues decreased due to the seasonality of our residential homebuilding and construction services businesses, partially offset by a full quarter of revenues contributed by recent acquisitions in our Renewable Power segment. Net income benefited from investment property valuation gains and other fair value gains recognized.

•
The increase in revenues in the fourth quarter of 2017 is attributable to same-store growth in existing operations across our business and acquisitions throughout the year. Net income benefited from gains from the sale of the European logistics company and from a change in basis of accounting for Norbord.

26 BROOKFIELD ASSET MANAGEMENT

CORPORATE DIVIDENDS
The dividends paid by Brookfield on outstanding securities during the first nine months of 2019, 2018, and 2017 are summarized in the following table:

	Distribution per Security
	2019	2018	2017
Class A and B1 Limited Voting Shares (“Class A and B shares”)	$0.48	$0.45	$0.42
Special distribution to Class A and B shares[2]	—	—	0.11
Class A Preferred Shares
Series 2	0.39	0.35	0.28
Series 4 + Series 7	0.39	0.35	0.28
Series 8	0.56	0.50	0.40
Series 9	0.39	0.40	0.39
Series 13	0.39	0.35	0.28
Series 15	0.35	0.29	0.19
Series 17	0.67	0.69	0.68
Series 18	0.67	0.69	0.68
Series 24	0.42	0.44	0.43
Series 25[3]	0.56	0.50	0.41
Series 26[4]	0.49	0.51	0.55
Series 28[5]	0.38	0.40	0.57
Series 30[6]	0.66	0.68	0.69
Series 32[7]	0.71	0.66	0.65
Series 34[8]	0.61	0.61	0.60
Series 36	0.68	0.71	0.70
Series 37	0.69	0.71	0.70
Series 38	0.62	0.64	0.63
Series 40	0.63	0.66	0.65
Series 42	0.63	0.66	0.65
Series 44	0.71	0.73	0.72
Series 46[9]	0.68	0.70	0.79
Series 48[10]	0.67	0.46	—

1.	Class B Limited Voting Shares (“Class B shares”).

2.	Distribution of one common share of Trisura Group Ltd. for every 170 Class A Shares and Class B Shares held as of the close of business on June 1, 2017.

3.	Dividend rate reset commenced the last day of each quarter.

4.	Dividend rate reset commenced March 31, 2017.

5.	Dividend rate reset commenced June 30, 2017.

6.	Dividend rate reset commenced December 31, 2017.

7.	Dividend rate reset commenced September 30, 2018.

8.	Dividend rate reset commenced March 31, 2019.

9.	Issued November 18, 2016.

10.	Issued September 13, 2017.
Dividends on the Class A and B shares are declared in U.S. dollars whereas Class A Preferred share dividends are declared in Canadian dollars.

Q3 2019 INTERIM REPORT 27

PART 3 – OPERATING SEGMENT RESULTS
BASIS OF PRESENTATION
How We Measure and Report Our Operating Segments
Our operations are organized into our asset management business, five operating groups and our corporate activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure operating performance primarily using FFO generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity. Common equity relates to invested capital allocated to a particular business segment which we use interchangeably with segment common equity. To further assess operating performance for our Asset Management segment we also provide unrealized carried interest1 which represents carried interest generated on unrealized changes in value of our private fund investment portfolios.
Our operating segments are global in scope and are as follows:

i.
Asset management operations include managing our listed partnerships, private funds and public securities on behalf of our investors and ourselves, as well as our share of the asset management activities of Oaktree. We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest.

ii.	Real estate operations include the ownership, operation and development of core office, core retail, LP investments and other properties.

iii.	Renewable power operations include the ownership, operation and development of hydroelectric, wind, solar, storage and other power generating facilities.

iv.	Infrastructure operations include the ownership, operation and development of utilities, transport, energy, data infrastructure and sustainable resource assets.

v.	Private equity operations include a broad range of industries, and are mostly focused on business services, infrastructure services and industrials.

vi.	Residential development operations consist of homebuilding, condominium development and land development.

vii.
Corporate activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.

In assessing results, we separately identify the portion of FFO and common equity within our segments that relate to our primary listed partnerships: BPY, BEP, BIP and BBU. We believe that identifying the FFO and common equity attributable to our listed partnerships enables investors to understand how the results of these public entities are integrated into our financial results and is helpful in analyzing variances in FFO between reporting periods. Additional information with respect to these listed partnerships is available in their public filings. We also separately identify the components of our asset management FFO and realized disposition gains1 included within the FFO of each segment in order to facilitate analysis of variances in FFO between reporting periods.

1.	See definition in Glossary of Terms beginning on page 54.

28 BROOKFIELD ASSET MANAGEMENT

SUMMARY OF RESULTS BY OPERATING SEGMENT
The following table presents revenues, FFO and common equity by segment on a year-over-year basis for comparative purposes:

AS AT SEP. 30, 2019 AND DEC. 31, 2018 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	Revenues[1]			FFO[2]			Common Equity
	2019	2018	Change	2019	2018	Change	2019	2018	Change
Asset Management	$527	$463	$64	$345	$320	$25	$4,978	$328	$4,650
Real Estate	2,705	2,039	666	271	464	(193)	17,482	17,423	59
Renewable Power	926	933	(7)	44	48	(4)	4,937	5,302	(365)
Infrastructure	1,758	1,257	501	103	80	23	2,617	2,887	(270)
Private Equity	12,021	10,010	2,011	154	247	(93)	4,657	4,279	378
Residential Development	597	640	(43)	42	16	26	2,703	2,606	97
Corporate Activities	(28)	54	(82)	(133)	(90)	(43)	(7,947)	(7,178)	(769)
Total segments	$18,506	$15,396	$3,110	$826	$1,085	$(259)	$29,427	$25,647	$3,780
Total revenues and FFO were $18.5 billion and $826 million in the current quarter compared to $15.4 billion and $1.1 billion in the prior year quarter, respectively. FFO includes realized disposition gains of $125 million in 2019, compared to $401 million in the prior year quarter. Excluding disposition gains, FFO increased by $17 million from the prior year quarter.
Revenues increased primarily from the impact of new acquisitions at our Private Equity segment and the consolidation of GGP’s results after privatizing the business during the prior year quarter. These increases were partially offset by sales of operating businesses since the prior quarter.
The increases to FFO is primarily as a result of:

•
strong performance in our Asset Management segment where we benefited from fees earned on new capital raised within the latest series of flagship fund closes and higher market capitalization of our listed partnerships. Our total fee related earnings increased by 35%, excluding the impact of a $94 million performance fee recognized in the prior year, to $306 million;

•	realized carried interest of $39 million, net of direct costs, recognized in the quarter. We did not recognize carry in the prior year period; and

•
same-store growth from higher pricing as we benefitted from inflation indexation at our Infrastructure segment, improved realized pricing and strong generation at BEP and increased sales volumes at our service provider to the power generation industry within our Private Equity segment; partially offset by

•	our reduced ownership interest in BPY following the privatization of GGP by the end of the third quarter in 2018; and

•	unrealized losses from our financial asset portfolio and lower product pricing from Norbord and our energy contracts.
In the quarter, we recognized $125 million of disposition gains primarily from the sale of Boston and Sydney core office properties within our Real Estate segment.
Common equity increased by $3.8 billion since year end to $29.4 billion primarily from a $2.8 billion equity issuance on our investment in Oaktree. The remaining $2.4 billion of consideration was funded primarily with cash on hand from our Corporate segment and did not have an impact on common equity. For segment reporting purposes, the value of Oaktree’s asset management business was allocated to our Asset Management segment while Oaktree’s balance sheet investments are allocated to our Corporate segment. Additionally, common equity increased from net income generated across our segments and gains recognized in equity from the sale of partial interests in consolidated businesses. The aforementioned contributions were partially offset by the impact of foreign exchange and dividends made by our listed investments.
Further details on segment revenues, FFO and common equity are discussed in the following sections.

1.	Revenues include inter-segment revenues which are adjusted to arrive at external revenues for IFRS purposes. Please refer to Note 3(c) of the consolidated financial statements.

2.	Total FFO is a non-IFRS measure – see definition in Glossary of Terms beginning on page 54.

Q3 2019 INTERIM REPORT 29

AS AT SEP. 30, 2019 AND DEC. 31, 2018 (MILLIONS)	Private Funds	Listed Partnerships	Public Securities	Total 2019	Total 2018
Real estate	$33,928	$24,132	$—	$58,060	$53,653
Renewable power	12,400	19,696	—	32,096	21,419
Infrastructure	25,092	23,246	—	48,338	33,712
Private equity	13,685	4,596	—	18,281	15,367
Diversified	102,061	—	15,257	117,318	13,377
September 30, 2019	$187,166	$71,670	$15,257	$274,093	n/a
December 31, 2018	$69,812	$54,339	$13,377	n/a	$137,528
Fee bearing capital increased by $110.0 billion during the quarter. The principal changes are set out in the following table:

AS AT AND FOR THE THREE MONTHS ENDED SEP. 30, 2019 (MILLIONS)	Private Funds	Listed Partnerships	Public Securities	Total
Balance, June 30, 2019	$83,666	$64,796	$15,593	$164,055
Inflows	1,507	1,637	908	4,052
Outflows	—	—	(1,537)	(1,537)
Distributions	(106)	(879)	—	(985)
Market valuation	51	7,114	293	7,458
Other	102,048	(998)	—	101,050
Change	103,500	6,874	(336)	110,038
Balance, September 30, 2019	$187,166	$71,670	$15,257	$274,093
Private fund capital increased by $103.5 billion, primarily due to:

•	$102.1 billion relating to the privatization of Oaktree completed on September 30, 2019; and

•
$1.5 billion of inflows, including $760 million and $120 million of additional commitments to our fourth flagship infrastructure and fifth flagship private equity fund, respectively, as well as additional capital deployed in our long-life funds and co-investments.

Listed partnership capital increased by $6.9 billion, due to:

•	$7.1 billion increase in the market valuation of our listed partnerships as a result of increased unit prices; and

•	$1.6 billion of inflows, including $830 million of equity issued by BIP, preferred share issuances by BPY and a green bond issued by BEP; partially offset by

•	$0.9 billion of distributions, including quarterly distributions paid to unitholders and unit repurchases; and

•	$1.0 billion of decreased capitalization as a result of changes in net debt of the listed partnerships during the quarter.
Public securities capital decreased by $0.3 billion, due to:

•	$293 million increase in the net asset value of investments across our mutual funds and separately managed accounts; more than offset by

•	$629 million of net redemptions, primarily within our real estate public funds.

30 BROOKFIELD ASSET MANAGEMENT

Carry Eligible Capital
Carry eligible capital1 increased $43.3 billion during the quarter to $115.1 billion as at September 30, 2019 (June 30, 2019 – $71.8 billion). This increase is a result of the privatization of Oaktree on September 30, 2019, as well as additional capital raised in our flagship infrastructure and private equity strategies.
As at September 30, 2019, $65.5 billion of carry eligible capital was deployed (June 30, 2019 – $38.0 billion). This capital is either currently earning carried interest or will begin earning carried interest once its related funds have reached their preferred return threshold. There is currently $49.7 billion of uncalled fund commitments that will begin to earn carried interest once the capital is deployed and fund preferred returns are met (June 30, 2019 – $33.8 billion).
Operating Results
Asset management FFO includes fee related earnings and realized carried interest earned by us in respect of capital managed for investors, including the capital invested by us in the listed partnerships. This is representative of how we manage the business and measure the returns from our asset management activities.
To facilitate analysis, the following table disaggregates our Asset Management segment revenues and FFO into fee related earnings and realized carried interest, net, as these are the measures that we use to analyze the performance of the Asset Management segment. We also analyze unrealized carried interest, net1, to provide insight into the value our investments have created in the period.
We have provided additional detail, where referenced, to explain significant variances from the prior period.

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)		Revenues		FFO
	Ref.	2019	2018	2019	2018
Fee related earnings	i	$468	$463	$306	$320
Realized carried interest	ii	59	—	39	—
Asset management FFO		$527	$463	$345	$320

Unrealized carried interest
Generated				$364	$113
Foreign exchange				(64)	(28)
				300	85
Less: direct costs				(68)	(25)
Unrealized carried interest, net	iii			$232	$60
i.    Fee Related Earnings

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2019	2018
Fee revenues
Base management fees	$387	$313
Incentive distributions	67	52
Performance fees	—	94
Transaction and advisory fees	14	4
	468	463
Less: direct costs and other	(162)	(143)
Fee related earnings	$306	$320
Fee related earnings decreased by $14 million as a result of the absence of $94 million performance fees earned from BBU in the prior year quarter. Excluding performance fees, fee related earnings increased by $80 million, due to higher base management fees as a result of commitments to new private funds and higher listed partnership market capitalization, as well as higher incentive distributions.

1.	See definition in Glossary of Terms beginning on page 54.

Q3 2019 INTERIM REPORT 31

Base management fees earned from our private funds, listed partnerships and public securities businesses increased by $74 million to $387 million, a 24% increase from 2018. The increase is predominantly due to:

•	$51 million increase in private fund fees due to private fund capital raised, predominantly in our fourth flagship infrastructure fund and fifth flagship private equity fund; and

•	$26 million increase in listed partnership fees from higher capitalization across the listed partnerships as a result of unit price appreciation and capital markets activity.

•
Incentive distributions from BIP, BEP and BPY increased by $15 million to $67 million, a 29% increase from 2018. The growth represents our share as manager of increases in per unit distributions by BIP, BEP and BPY of 7%, 5% and 5%, respectively, as well as the impact of equity issued by BIP.

•
Performance fees in the prior year quarter were earned from BBU. The BBU fee is equal to 20% of the increase in the quarterly average unit price over the relevant threshold. The threshold is reset each time a fee is paid (e.g. a high water mark). The current threshold is $41.96 (September 30, 2018 – $41.96).

•
Direct costs and other consist primarily of employee expenses and professional fees, as well as business related technology costs and other shared services. Direct costs increased by $19 million year over year as we continue to build out our organization to support the aforementioned growth in fee bearing capital.

The margin on our fee related earnings was 65% in the current quarter, compared with 61% in the prior year quarter, excluding performance fees.
ii.    Realized Carried Interest
We realize carried interest when a fund’s cumulative returns are in excess of preferred returns and are no longer subject to future investment performance (e.g. subject to “clawback”). During the quarter, we realized $39 million of carried interest, net of direct costs (2018 – $nil), primarily from the recapitalization of assets within our first real estate flagship fund.
We provide supplemental information and analysis below on the estimated amount of unrealized carried interest (see section iii) that has accumulated based on fund performance up to the date of the consolidated financial statements.
iii.    Unrealized Carried Interest
The amounts of accumulated unrealized carried interest and associated costs are not included in our Consolidated Balance Sheets or Consolidated Statements of Operations as they are still subject to clawback. These amounts are shown in the following table:

	2019			2018
FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	Unrealized Carried Interest	Direct Costs	Net	Unrealized Carried Interest	Direct Costs	Net
Accumulated unrealized, beginning of period	$2,537	$(765)	$1,772	$2,527	$(778)	$1,749
Oaktree acquisition[1]	1,346	(704)	642	—	—	—
	3,883	(1,469)	2,414	2,527	(778)	1,749
In-period change
Unrealized in period	364	(87)	277	113	(31)	82
Foreign currency revaluation	(64)	19	(45)	(28)	6	(22)
	300	(68)	232	85	(25)	60
Less: realized	(59)	20	(39)	—	—	—
	241	(48)	193	85	(25)	60
Accumulated unrealized, end of period	4,124	(1,517)	2,607	2,612	(803)	1,809
Oaktree carried interest not attributable to BAM shareholders	(522)	273	(249)	—	—	—
Accumulated unrealized, end of period	$3,602	$(1,244)	$2,358	$2,612	$(803)	$1,809
1.    Represents amounts attributable to Oaktree.
Unrealized carried interest generated in the current quarter before foreign exchange and associated costs, was $364 million, and was generated primarily within our flagship real estate and infrastructure funds.
Accumulated unrealized carried interest totaled $3.6 billion at September 30, 2019. We estimate that approximately $1.2 billion of associated costs will arise on the realization of the amounts accumulated to date, predominantly related to employee long-term incentive plans and taxes. We expect to recognize $1.6 billion of this carry, before costs, within the next three years. Realization of this carried interest is dependent on future investment performance.

32 BROOKFIELD ASSET MANAGEMENT

Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Real Estate segment, and summarizes realized disposition gains. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT SEP. 30, 2019 AND DEC. 31, 2018 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2019	2018	2019	2018	2019	2018
Brookfield Property Partners
Equity units[1]	i	$2,019	$1,811	$168	$159	$15,162	$15,160
Preferred shares		—	16	—	16	16	435
		2,019	1,827	168	175	15,178	15,595
Other real estate investments	ii	686	212	3	8	2,304	1,828
Realized disposition gains	iii	—	—	100	281	—	—
		$2,705	$2,039	$271	$464	$17,482	$17,423

1.
Brookfield’s equity units in BPY consist of 432.6 million redemption-exchange units, 81.7 million Class A limited partnership units, 4.8 million special limited partnership units, 0.1 million general partnership units, and 3.0 million BPR Class A shares, together representing an effective economic interest[2] of 55% of BPY.

2.	See “Economic ownership interest” in the Glossary of Terms beginning on page 54.
Revenues from our real estate operations increased by $666 million, primarily from a full quarter of contributions from the acquisition of a diversified U.S. REIT and a portfolio of operating and development assets in New York acquired in the third quarter of 2018, as well as the privatization and step up in ownership of GGP (now known as BPR), a previously equity accounted investment, in the third quarter of 2018. FFO prior to realized disposition gains decreased by $12 million, as FFO from the listed partnership was offset by lower dividends from the preferred shares following their redemption and our reduced ownership interest in BPY following the GGP privatization.

i.	Brookfield Property Partners
The following table disaggregates BPY’s FFO by business line to facilitate analysis of the quarter-over-quarter variances in FFO:

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2019	2018
Core office	$150	$136
Core retail	201	146
LP investments	74	74
Corporate	(101)	(107)
Attributable to unitholders	324	249
Non-controlling interests	(146)	(90)
Segment reallocation and other[1]	(10)	—
Brookfield’s interest	$168	$159

1.	Reflects fee related earnings, net carried interest and associated asset management expenses not included in FFO reclassified to the Asset Management segment.
BPY’s FFO for the third quarter of 2019 was $324 million, of which our share was $168 million, compared to $159 million in the prior year quarter.
Core Office
FFO increased by $14 million to $150 million primarily due to the same-store leasing growth of 2.5% and a one-time fee earned at Five Manhattan West. This increase was partially offset by asset sales over the last twelve months, as well as the impact of foreign currency translation.

Q3 2019 INTERIM REPORT 33

Core Retail
FFO increased by $55 million from the prior year quarter to $201 million as a result of:

•	the incremental contribution from our step-up acquisition of GGP in August 2018; and

•	gains on the sale of a land parcel and financial asset as well as incremental lease termination income; partially offset by

•	timing impacts of re-leasing activities and the adoption of IFRS 16, the new lease accounting standard, in which the lease expenses are partially recognized as depreciation.
LP Investments
BPY’s share of the FFO from its LP investments was unchanged from the prior year quarter as the benefit from a merchant build sale in the current period was offset by asset sales in our BSREP I fund.
Corporate
BPY’s corporate expenses include interest expense, management fees and other costs. Corporate expenses of $101 million decreased from the prior year quarter due to lower interest cost from decreased corporate borrowings partially offset by an increase in management fees.

ii.	Other Real Estate Investments
Other real estate investments consist of a direct participation in our third flagship real estate fund (“BSREP III”), the portfolio of operating and development assets in New York acquired in the third quarter of 2018 and a portfolio of residential and multifamily properties.
FFO was $3 million in the current quarter, $5 million lower than the prior year quarter due to additional property redevelopment initiatives in our directly held investments, partially offset by contributions from newly acquired assets in BSREP III.

iii.	Realized Disposition Gains
Realized disposition gains of $100 million relate to sales of properties across our portfolios. Most significantly, we sold:

•	core office properties in Australia and North America, contributing gains of $34 million and $33 million, respectively; and

•	a number of multifamily and other LP investment properties.
Disposition gains of $281 million in the prior year quarter relate primarily to the sale of properties in our core retail and LP investments portfolio.
Common Equity
Common equity in our Real Estate segment of $17.5 billion as at September 30, 2019 is consistent with common equity as at December 31, 2018, as a result of the contribution from positive comprehensive income being offset by distribution and share repurchases in the year.

34 BROOKFIELD ASSET MANAGEMENT

Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Renewable Power segment, and summarizes realized disposition gains. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT SEP. 30, 2019 AND DEC. 31, 2018 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2019	2018	2019	2018	2019	2018
Brookfield Renewable Partners[1]	i	$951	$946	$72	$58	$4,320	$4,749
Energy contracts[2]	ii	(25)	(13)	(31)	(10)	617	553
Realized disposition gains		—	—	3	—	—	—
		$926	$933	$44	$48	$4,937	$5,302

1.
Brookfield’s interest in BEP consists of 129.7 million redemption-exchange units, 56.1 million Class A limited partnership units and 2.7 million general partnership units; together representing an economic interest of 61% of BEP. Segment revenues at BEP include $270 million (2018 – $264 million) revenue from TERP.

2.	Known as Brookfield Energy Marketing prior to the internalization of the function by BEP effective October 31, 2018. Refer to Reference ii below for more information.
Compared to the prior year quarter, revenues generated by our renewable power operations as well as FFO, excluding disposition gains, decreased by $7 million. Revenues and FFO were both negatively impacted by lower realized margins on generation sold within our directly held energy contracts, partially offset by contributions from recent acquisitions and higher realized pricing at BEP.
Disposition gains for the quarter relate to the sale of interests in certain non-core wind assets.

i.	Brookfield Renewable Partners
The following table disaggregates BEP’s generation and FFO by business line to facilitate analysis of the year-over-year variances in FFO:

	Actual Generation (GWh)[1]		Long-Term Average (GWh)[1]		FFO
FOR THE THREE MONTHS ENDED SEP. 30 (GIGAWATT HOURS AND MILLIONS)	2019	2018	2019	2018	2019	2018
Hydroelectric	3,732	4,059	4,305	4,509	$125	$104
Wind	1,058	997	1,223	1,187	36	29
Solar	279	279	293	260	36	31
Storage and other	144	217	—	—	6	11
Corporate	—	—	—	—	(70)	(70)
Attributable to unitholders	5,213	5,552	5,821	5,956	133	105
Non-controlling interests and other[2]					(61)	(47)
Brookfield’s interest					$72	$58

1.	Proportionate to BEP; see “Proportionate basis generation” in Glossary of Terms beginning on page 54.

2.	Includes incentive distributions paid to Brookfield of $12 million (2018 – $10 million) as the general partner of BEP.
BEP’s FFO for the third quarter of 2019 was $133 million, of which our share was $72 million, compared to $58 million in the prior year quarter. Generation for the quarter totaled 5,213 GWh, 10% below the long-term average (“LTA”). This represents a 6% decrease compared to the prior year quarter, or a 7% decrease on a same-store basis excluding the impact of acquisitions.

Q3 2019 INTERIM REPORT 35

Hydroelectric
The primary contributors to the $21 million increase in FFO were:

•	$15 million increase in our Brazilian operations primarily from the release of a regulatory provision as the historical generation of our facilities was positively reaffirmed;

•
$4 million increase in our Colombian business due to cost reduction initiatives and an increase in average revenue per megawatt hour (“MWh”), partially offset by lower generation as we stored water in anticipation of higher pricing in the upcoming dry season; and

•
$2 million increase in North American FFO as average realized revenue per MWh was higher. This increase was offset by below average hydrology conditions at our Canadian facilities, lower pricing in the northeast United States and the partial sale of several Canadian hydro assets in the fourth quarter of 2018 and the first quarter of 2019.

Wind
Wind operations’ FFO increased by $7 million to $36 million due to:

•
higher wind capacity, higher average revenue per MWh on our contracts, and higher market prices within our European regulated assets and contributions from acquisitions in Europe and Asia; partially offset by

•	below average generation at our North American and Brazilian businesses.
Solar
FFO from our solar operations increased by $5 million over the prior year quarter as growth of our portfolio was partially offset by the absence of contributions from South African solar assets disposed of during the current quarter.
Storage and Other
Storage and other activities contributed $6 million of FFO this quarter compared to $11 million in the prior year quarter due to lower realized capacity prices in the northeast United States and lower generation at our biomass facilities in Brazil.
Corporate
The corporate FFO deficit was consistent with the prior year quarter due to higher management service costs resulting from growth in our business offset by lower interest expense due to a lower level of debt outstanding.

ii.	Energy Contracts
In the fourth quarter of 2018, we transferred our North American energy marketing function to BEP, along with our long-term power contract in Ontario (refer to Part 3 and Part 5 of Management’s Discussion and Analysis in our 2018 Annual Report for more information). As a result of the transfer, the New York power contract is the only power contract that remains in place between BAM and BEP.
During the quarter, we purchased 574 GWh from BEP at $85 per MWh and sold the purchased generation at an average selling price of $31 per MWh. The prior year results benefited from contracted sales which have now been internalized within BEP. The internalization has also reduced the level of generation we have committed to purchase from BEP.
As a result of the negative margins on a per MWh basis realized on the sale of power purchased in certain markets, we incurred an FFO deficit of $31 million in 2019 compared to a deficit of $10 million in the prior year quarter.
Common Equity
Common equity in our Renewable Power segment is $4.9 billion at September 30, 2019 compared to $5.3 billion at December 31, 2018. The contribution from FFO was more than offset by the impact of foreign exchange, depreciation and distributions paid to investors. Property, plant and equipment in our Renewable Power segment is revalued annually and as such common equity in this segment is typically not affected by revaluation items during the first three quarters of the year.

36 BROOKFIELD ASSET MANAGEMENT

Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Infrastructure segment, and summarizes realized disposition gains. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT SEP. 30, 2019 AND DEC. 31, 2018 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2019	2018	2019	2018	2019	2018
Brookfield Infrastructure Partners[1]	i	$1,714	$1,205	$84	$73	$2,000	$1,916
Sustainable resources and other	ii	44	52	3	7	617	971
Realized disposition gains		—	—	16	—	—	—
		$1,758	$1,257	$103	$80	$2,617	$2,887

1.
Brookfield’s interest in BIP consists of 122.0 million redemption-exchange units, 0.2 million limited partnership units and 1.6 million general partnership units together representing an economic interest of approximately 30% of BIP.

Revenues generated by our Infrastructure segment increased by $501 million and FFO excluding realized disposition gains increased by $7 million compared to the prior year quarter. We benefited from contributions from capital deployed across the operations and solid same-store growth. Foreign exchange movements also increased our U.S. dollar results due to higher hedge rates.

i.	Brookfield Infrastructure Partners
The following table disaggregates BIP’s FFO excluding realized gains by business line to facilitate analysis of the year-over-year variances:

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2019	2018
Utilities	$145	$130
Transport	128	119
Energy	100	59
Data infrastructure	36	19
Corporate	(71)	(49)
Attributable to unitholders	338	278
Segment reallocation	(3)	—
Non-controlling interests and other[1]	(251)	(205)
Brookfield’s interest	$84	$73

1.	Includes incentive distributions paid to Brookfield of $41 million (2018 – $34 million) as the general partner of BIP.
BIP’s FFO for the third quarter of 2019 was $338 million, of which our share was $84 million compared to $73 million in the prior year quarter. Key variances are described below.
Utilities
FFO of $145 million was $15 million higher than the prior year quarter. The increase is primarily due to:

•	same-store growth primarily due to inflation-indexation across our portfolio, strong connection activity and additions to rate base at our U.K. regulated distribution business; and

•	the impact of higher rates on foreign currency contracts, in particular on our Australian dollar contracts.

Q3 2019 INTERIM REPORT 37

Transport
FFO in our transport segment of $128 million was largely in line with the prior year quarter though impacted by:

•	9% same-store growth from increased rail volumes in Australia and stronger volume growth at our port operations; higher traffic and tariffs across our global toll road portfolio; and

•	higher hedge rates on our Australian dollar contracts; partially offset by

•	the partial sale of our interest in our Chilean toll road operation and the sale of our European port operation.
Energy
FFO from our energy operations of $100 million was $41 million higher than the prior year quarter due to:

•	higher transportation volumes and capital commissioned from our North American natural gas transmission business; and

•	contributions from two North American energy businesses acquired in 2018 and a recently acquired natural gas pipeline in India; partially offset by

•	lower spreads at our gas storage operations.
Data Infrastructure
FFO from our data infrastructure operations of $36 million was $17 million higher than the prior year quarter due to:

•	contributions from a recently acquired integrated telecommunications business in New Zealand, along with our global data center portfolio and

•	5% same-store growth contributions from capital expenditure projects commissioned and inflationary price increases at our French telecommunications business.
Corporate
The Corporate FFO deficit increased from $49 million in the prior year quarter to $71 million due to:

•	increase in management fees due to an increase in capitalization; and

•	increase in interest expense due to higher net debt balances.

ii.	Sustainable Resources and Other
FFO at our agriculture operations decreased in the current quarter due to seasonality as the harvest at our Brazilian business occurring earlier in the season as compared to the prior year. During the quarter, we also completed the sale of Acadian Timber, which further contributed to the decrease to the sustainable resources FFO.
Common Equity
Common equity in our Infrastructure segment was $2.6 billion as at September 30, 2019 (December 31, 2018 – $2.9 billion). The decrease is attributable to depreciation, distributions to unitholders and the sale of Acadian Timber, partially offset by an equity offering by BIP during the quarter.
This equity is primarily our investment in property, plant and equipment and certain concessions, which are recorded as intangible assets. Our PP&E is recorded at fair value and revalued annually while concessions are considered intangible assets under IFRS and therefore recorded at historical cost and amortized over the life of the concession. Accordingly, a smaller portion of our equity is impacted by revaluation compared to our Real Estate and Renewable Power segments, where a larger portion of the balance sheet is subject to revaluations.

38 BROOKFIELD ASSET MANAGEMENT

Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Private Equity segment, and summarizes realized disposition gains. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT SEP. 30, 2019 AND DEC. 31, 2018 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2019	2018	2019	2018	2019	2018
Brookfield Business Partners[1]	i	$11,862	$9,981	$132	$52	$2,410	$2,017
Norbord	ii	—	—	15	68	1,202	1,287
Other investments	iii	159	29	1	7	1,045	975
Realized disposition gains	iv	—	—	6	120	—	—
		$12,021	$10,010	$154	$247	$4,657	$4,279

1.
Brookfield’s interest in BBU consists of 69.7 million redemption-exchange units, 24.8 million limited partnership units and eight general partnership units together representing an economic interest of 63% of BBU.

Revenues generated from our private equity operations increased by $2.0 billion primarily as a result of acquisitions completed in the last 12 months, most notably a global automotive battery business and an Australian based private healthcare provider that were acquired in the prior quarter, as well as strong performance from our service provider to the power generation industry acquired during the third quarter of 2018.
FFO, prior to disposition gains, increased by $21 million to $148 million mainly due to contributions from recent acquisitions, partially offset by lower realized product pricing at Norbord.

i.	Brookfield Business Partners
The following table disaggregates BBU’s FFO by business line to facilitate analysis of the year-over-year variances in FFO:

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2019	2018
Business services[1]	$31	$26
Infrastructure services[1]	95	76
Industrials[1]	103	84
Corporate	(10)	(16)
Attributable to unitholders	219	170
Performance fees	—	(94)
Non-controlling interests	(82)	(24)
Segment reallocation and other[2]	(5)	—
Brookfield’s interest	$132	$52

1.	BBU reclassified its segments during the prior year. Comparative figures have been restated to conform with the new segment presentation.

2.
Segment reallocation and other refers to disposition gains, net of NCI, included in BBU’s operating FFO that we reclassify to realized disposition gains. This allows us to present FFO attributable to unitholders on the same basis as BBU.

BBU generated $219 million of FFO in the third quarter of 2019, including realized gains. Excluding these gains, our share was $132 million, compared to $52 million in the prior year quarter.
Business Services
Business services’ FFO increased by $5 million to $31 million primarily due to the acquisition of an Australian private healthcare provider in the prior quarter and increased margins from project activity in our construction business in Australia, partially offset by the absence of contributions from the disposition of our facilities management business and executive relocation business.

Q3 2019 INTERIM REPORT 39

Infrastructure Services
Within our infrastructure services operations, we generated $95 million of FFO, compared to $76 million in the prior year quarter, primarily due to:

•	strong performance from our service provider to the power generation industry; and

•	increased ownership interest in our service provider to the offshore oil production industry, which took place during the third quarter of the previous year.
Industrials
FFO from our industrials segment increased by $19 million to $103 million due to:

•	contributions from a global automotive battery business acquired in the prior quarter; partially offset by

•	the absence of contributions from an Australian oil and natural gas business sold during the fourth quarter of the prior year; and

•	lower sales volume from our graphite electrodes manufacturing business.
Corporate
The Corporate FFO deficit decreased by $6 million primarily from interest earned on deposits and a current tax recovery recognized this quarter, partially offset by increased management fees due to higher capitalization.
Performance Fees
BBU pays performance fees quarterly based on the volume-weighted average increase in BBU’s unit price above the previous threshold on which fees were paid. During the current quarter, BBU did not pay a performance fee, compared to $94 million in the prior year quarter, which was recorded as income in our Asset Management segment.

ii.	Norbord
Our share of Norbord’s FFO decreased by $53 million to $15 million primarily due to a decrease in oriental strand board (“OSB”) pricing compared to the third quarter of the prior year.

iii.	Other Investments
FFO from other investments decreased by $6 million to $1 million as losses at a manufacturer of automotive parts in North America was partially offset by higher income from the partial interest in a service provider to the offshore oil production industry that is directly owned by us and a distribution we received on a publicly traded investment of an integrated power company.

iv.	Realized Disposition Gains
Realized disposition gains were $6 million in the quarter, compared to $120 million in the prior year quarter. During the current quarter, we sold industrial assets at our wastewater and industrial water treatment business in Brazil. The prior year quarter disposition gains include a partial sell down of our graphite electrodes manufacturing business through a secondary offering and a share buyback.
Common Equity
Common equity in our Private Equity segment was $4.7 billion as at September 30, 2019 (December 31, 2018 – $4.3 billion). The increase is primarily attributable to an equity offering by BBU in the prior quarter, as well as contributions from operating performance. These increases were partially offset by distributions to unitholders and depreciation expense. The assets held in these operations are recorded at amortized cost, with depreciation recorded on a quarterly basis, with the exception of investments in financial assets, which are carried at fair value based predominantly on quoted prices.

40 BROOKFIELD ASSET MANAGEMENT

Summary of Operating Results
The following table disaggregates segment revenues, FFO and common equity into the amounts attributable to the two principal operating regions of our wholly owned residential development businesses:

AS AT SEP. 30, 2019 AND DEC. 31, 2018 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	Revenues		FFO		Common Equity
	2019	2018	2019	2018	2019	2018
North America	$479	$516	$41	$40	$1,860	$1,758
Brazil and other	118	124	1	(24)	843	848
	$597	$640	$42	$16	$2,703	$2,606
North America
FFO from our North American operations was relatively consistent with the prior year quarter.
Housing operations contributed $27 million less FFO than the prior year period as:

•	U.S. housing operations margin decreased by $19 million, primarily due to fewer home closings and a decrease in gross margin; and

•	Canadian housing operations margin decreased by $8 million due to fewer home closings and a 4.2% decrease in the housing gross margin percentage.
FFO from our land development operations increased by $17 million for the quarter, driven by an increase of 2.4% in gross margin due to the mix of land sold. In addition, we benefited from a decrease of $11 million in direct costs compared to the prior year period.
As at September 30, 2019, we had 91 active housing communities (September 30, 2018 – 87) and 27 active land communities (September 30, 2018 – 28).
Brazil and Other
FFO from our Brazilian operations improved by $25 million to a gain of $1 million in the current quarter due to higher margins on units sold and the recovery of a previously booked expense, partially offset by higher cash taxes.
Our focus over the past few years has been delivering projects and selling remaining inventory of units associated with projects launched prior to the economic downturn. During the third quarter of 2019, we completed and delivered two projects, compared to one project in the prior year quarter. We continued to sell down inventory from our legacy projects this quarter, and overall contributions from these sales were below the level required to cover fixed costs, including marketing expenses.
We began 2019 with 22 projects under construction and as of September 30, 2019, we have 18 projects under construction, of which 16 relate to new projects launched since late 2016 which command higher margins than older projects.
Common Equity
Common equity was $2.7 billion at September 30, 2019 (December 31, 2018 – $2.6 billion) and consists largely of residential development inventory which is carried at historical cost, or the lower of cost and market, notwithstanding the length of time that we may have held these assets and created value through the development process.

Q3 2019 INTERIM REPORT 41

Summary of Operating Results
The following table disaggregates segment revenues, FFO and common equity into the principal assets and liabilities within our corporate operations and associated FFO to facilitate analysis:

AS AT SEP. 30, 2019 AND DEC. 31, 2018 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	Revenues		FFO		Common Equity
	2019	2018	2019	2018	2019	2018
Corporate cash and financial assets, net	$(44)	$24	$(32)	$19	$1,641	$2,275
Corporate borrowings	—	—	(87)	(83)	(7,035)	(6,409)
Preferred equity[1]	—	—	—	—	(4,145)	(4,168)
Other corporate investments	16	30	(5)	1	668	43
Corporate costs and taxes/net working capital	—	—	(9)	(27)	924	1,081
	$(28)	$54	$(133)	$(90)	$(7,947)	$(7,178)

1.	FFO excludes preferred share distributions of $38 million (2018 – $38 million).
Our portfolio of corporate cash and financial assets is generally recorded at fair value with changes recognized quarterly through net income, unless the underlying financial investments are classified as fair value through other comprehensive income, in which case changes in value are recognized in other comprehensive income. Loans and receivables are typically carried at amortized cost. As at September 30, 2019, our portfolio of corporate cash and financial assets includes $351 million of cash and cash equivalents (December 31, 2018 – $1.3 billion), which decreased primarily due to the cash outlay on the investment in Oaktree in the current quarter and the repayment of $450 million (C$600 million) of corporate debt in the prior quarter, partially offset by $1.0 billion of corporate debt issued during the first quarter of 2019.
Our corporate cash and financial assets incurred an FFO deficit of $32 million in the third quarter of 2019, which was $51 million lower than the prior year quarter, primarily due to mark-to-market losses in our trading portfolio.
Corporate borrowings are generally issued with fixed interest rates. Many of these borrowings are denominated in Canadian dollars and therefore the carrying value fluctuates with changes in the exchange rate. A number of these borrowings have been designated as hedges of our Canadian dollar net investments within our other segments, resulting in the majority of the currency revaluation being recognized in other comprehensive income. The $87 million FFO expense reported through corporate borrowings reflects the interest expense on those borrowings. This increased from the prior year quarter primarily as a result of the aforementioned net increase in our borrowings.
Preferred equity does not revalue under IFRS. In the first nine months of 2019, we purchased approximately 1.0 million preferred shares across different series through the normal-course issuer bid program, resulting in a $23 million decrease.
We describe cash and financial assets, corporate borrowings and preferred equity in more detail within Part 4 – Capitalization and Liquidity.
Other corporate investments historically included our insurance and pension businesses. The current quarter increase relates to our investment in Oaktree, as the portion of the business related to non-asset management activities has been classified in the Corporate segment. There was no significant impact to FFO as the acquisition took place on September 30, 2019. The FFO deficit of $5 million relates primarily to a one-time expense that took place in our insurance business.
Net working capital includes accounts receivable, accounts payable, other assets and other liabilities, and was in an asset position of $924 million as at September 30, 2019, consistent with the prior year balance. Included within this balance are net deferred income tax assets of $2.4 billion (December 31, 2018 – $1.9 billion). The increase relates to the recognition of previously unrecognized net operating losses. The FFO deficit also includes corporate costs and cash taxes which decreased compared to the prior year quarter due to a release of a previously recorded tax reserve in the current quarter.
The common equity deficit in our Corporate segment of $7.9 billion at September 30, 2019 is higher than the prior year deficit of $7.2 billion primarily due to cash paid on acquiring the asset management business of Oaktree, partially offset by gains in our investments portfolio, cash repatriated from the redemption of BPY’s preferred shares that were issued to us on the formation of the listed partnership, as well as the impact of the proceeds that we received for syndicating an investment to third parties that we were warehousing on behalf of our long-life core infrastructure fund.

42 BROOKFIELD ASSET MANAGEMENT

PART 4 – CAPITALIZATION AND LIQUIDITY
CAPITALIZATION
We review key components of our capitalization in the following sections. In several instances we have disaggregated the balances into the amounts attributable to our operating segments in order to facilitate discussion and analysis.
Corporate Capitalization1 – reflects the amount of debt held in the Corporate segment and our issued and outstanding common and  preferred shares. Corporate debt includes unsecured bonds and, from time to time, draws on revolving credit facilities. At September 30, 2019, our corporate capitalization was $45.2 billion (December 31, 2018 – $38.7 billion) with a debt to capitalization of 16% (December 31, 2018 – 17%).
Consolidated Capitalization1 – reflects the full capitalization of wholly owned and partially owned entities that we consolidate in our financial statements. At September 30, 2019, consolidated capitalization increased compared to the prior year largely due to acquisitions, which resulted in additional associated borrowings, working capital balances and non-controlling interests. Much of the borrowings issued within our managed entities are included in our consolidated balance sheet not withstanding that virtually none of this debt has any recourse to the Corporation.
Our Share of Capitalization1 – reflects our proportionate exposure of debt and equity balances in consolidated entities and our share of the debt and equity in our equity accounted investments.
The following table presents our capitalization on a consolidated, corporate and our share basis:

		Corporate		Consolidated		Our Share
AS AT SEP. 30, 2019 AND DEC. 31, 2018 (MILLIONS)	Ref.	2019	2018	2019	2018	2019	2018
Corporate borrowings	i	$7,035	$6,409	$7,035	$6,409	$7,035	$6,409
Non-recourse borrowings
Subsidiary borrowings	i	—	—	8,635	8,600	5,734	5,174
Property-specific borrowings	i	—	—	114,569	103,209	41,743	35,943
		7,035	6,409	130,239	118,218	54,512	47,526
Accounts payable and other		4,296	2,299	34,174	23,989	13,197	10,297
Deferred income tax liabilities		287	197	13,214	12,236	6,131	4,425
Subsidiary equity obligations		—	—	4,096	3,876	1,822	1,658
Liabilities associated with assets classified as held for sale		—	—	2,084	812	366	262
Equity
Non-controlling interests		—	—	74,029	67,335	—	—
Preferred equity	ii	4,145	4,168	4,145	4,168	4,145	4,168
Common equity	iii	29,427	25,647	29,427	25,647	29,427	25,647
		33,572	29,815	107,601	97,150	33,572	29,815
Total capitalization		$45,190	$38,720	$291,408	$256,281	$109,600	$93,983

Debt to capitalization	16%	17%	45%	46%	50%	51%

1.	See definition in Glossary of Terms beginning on page 54.

Q3 2019 INTERIM REPORT 43

i.    Borrowings
Corporate Borrowings

	Average Rate		Average Term (Years)		Consolidated
AS AT SEP. 30, 2019 AND DEC. 31, 2018 (MILLIONS)	2019	2018	2019	2018	2019	2018
Term debt	4.6%	4.5%	10	10	$7,081	$6,450
Revolving facilities	—%	—%	5	4	—	—
Deferred financing costs	n/a	n/a	n/a	n/a	(46)	(41)
Total					$7,035	$6,409
As at September 30, 2019, corporate borrowings included term debt of $7.1 billion (December 31, 2018 – $6.5 billion) which had an average term to maturity of 10 years (December 31, 2018 – 10 years). Term debt consists of public and private bonds, all of which are fixed rate and have maturities ranging from March 2021 until 2047. These financings provide an important source of long-term capital and are appropriately matched to our long-term asset profile.
The increase in term debt compared to the prior year is due to the issuance of $1 billion of 4.85% notes with maturity of 2029, as well as $70 million of foreign currency appreciation, partially offset by the repayment of $450 million (C$600 million) of term debt on April 9, 2019.
We had no commercial paper or bank borrowings outstanding at September 30, 2019 (December 31, 2018 – $nil). Commercial paper and bank borrowings are pursuant to, or backed by, $2.6 billion of committed revolving term credit facilities with maturities ranging from 2022 to 2024. As at September 30, 2019, $66 million of the facilities were utilized for letters of credit (December 31, 2018 – $68 million).
Subsidiary Borrowings
We endeavor to capitalize our principal subsidiaries to enable continuous access to the debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the Corporation.

	Average Rate		Average Term		Consolidated
AS AT SEP. 30, 2019 AND DEC. 31, 2018 (MILLIONS)	2019	2018	2019	2018	2019	2018
Real estate	4.1%	4.4%	4	2	$2,391	$2,504
Renewable power	4.3%	4.0%	9	5	2,118	2,328
Infrastructure	3.5%	3.6%	5	5	2,107	1,993
Private equity	—%	3.9%	—	1	—	52
Residential development	6.1%	6.2%	5	4	2,019	1,723
Total	4.5%	4.5%	6	4	$8,635	$8,600
Subsidiary borrowings include listed partnership’s recourse term debt and credit facility draws. It generally has no recourse to the Corporation but are recourse to its principal subsidiaries (primarily BPY, BEP, BIP and BBU).

44 BROOKFIELD ASSET MANAGEMENT

Property-Specific Borrowings
As part of our financing strategy, the majority of our debt capital is in the form of property-specific borrowings and project financings and is denominated in local currencies that have recourse only to the assets being financed and have no recourse to the Corporation or the listed partnerships.

	Average Rate		Average Term		Consolidated
AS AT SEP. 30, 2019 AND DEC. 31, 2018 (MILLIONS)	2019	2018	2019	2018	2019	2018
Real estate	4.7%	4.7%	5	4	$61,560	$63,494
Renewable power	5.2%	5.4%	9	10	14,999	14,233
Infrastructure	5.3%	5.2%	7	6	14,528	14,334
Private equity and other	5.9%	6.2%	6	6	23,206	10,820
Residential development	5.8%	8.0%	3	2	276	328
Total	5.1%	5.0%	6	6	$114,569	$103,209
Property-specific borrowings have increased by $11.4 billion since December 31, 2018. The additional borrowings in our private equity operations are primarily related to the acquisition of a global automotive battery business and an Australian private healthcare provider. The additional borrowings in our infrastructure operations are primarily related to the acquisition of a natural gas pipeline business in India and additional borrowings at our South American toll roads business. In addition to acquisitions, the remainder of the increase in consolidated borrowings is driven by drawings on new or existing subscription facilities and additional debt assumed for growth capital expenditures. These increases were partially offset by asset sales across the business.
Fixed and Floating Interest Rate Exposure
Many of our borrowings, including all corporate borrowings recourse to the Corporation, are fixed rate, long-term financings. The remainder of our borrowings are at floating rates; however, from time to time, we enter into interest rate contracts to swap our floating rate debt to fixed rates.
As at September 30, 2019, 73% of our share of debt outstanding, reflecting swaps, was fixed rate. Accordingly, changes in interest rates are typically limited to the impact of refinancing borrowings at prevailing market rates or changes in the level of debt as a result of acquisitions and dispositions.
The following table presents the fixed and floating rates of interest expense:

AS AT SEP. 30, 2019 AND DEC. 31, 2018 (MILLIONS)	Fixed Rate				Floating Rate
	2019		2018		2019		2018
	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated
Corporate borrowings	4.6%	$7,035	4.5%	$6,409	—%	$—	—%	$—
Subsidiary borrowings	4.7%	6,310	4.8%	5,296	3.9%	2,325	4.0%	3,304
Property-specific borrowings	5.3%	45,748	4.9%	39,318	4.9%	68,821	5.1%	63,891
Total	5.1%	$59,093	4.9%	$51,023	4.8%	$71,146	5.0%	$67,195
ii.    Preferred Equity
Preferred equity is comprised of perpetual preferred shares and represents permanent non-participating equity that provides leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

	Term	Average Rate
AS AT SEP. 30, 2019 AND DEC. 31, 2018 (MILLIONS)		2019	2018	2019	2018
Fixed rate-reset	Perpetual	4.3%	4.3%	$2,876	$2,893
Fixed rate	Perpetual	4.8%	4.8%	738	744
Floating rate	Perpetual	2.9%	2.9%	531	531
Total		4.2%	4.2%	$4,145	$4,168

Q3 2019 INTERIM REPORT 45

Fixed rate-reset preferred shares are issued with an initial fixed rate coupon that is reset after an initial period, typically five years, at a predetermined spread over the Canadian five-year government bond yield. The average reset spread as at September 30, 2019 was 288 basis points.
During the third quarter of 2019, we repurchased 53,020 of our fixed rate-reset preferred shares with a face value of $1 million.
iii.    Common Equity
Issued and Outstanding Shares
Changes in the number of issued and outstanding common shares during the periods are as follows:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2019	2018	2019	2018
Outstanding at beginning of period	955.9	957.5	955.1	958.8
Issued (repurchased)
Issuances	52.8	—	52.8	—
Repurchases	(2.7)	—	(4.8)	(5.2)
Long-term share ownership plans[1]	1.2	1.4	4.0	5.2
Dividend reinvestment plan and others	—	—	0.1	0.1
Outstanding at end of period	1,007.2	958.9	1,007.2	958.9
Unexercised options and other share-based plans[1]	47.1	46.1	47.1	46.1
Total diluted shares at end of period	1,054.3	1,005.0	1,054.3	1,005.0

1.	Includes management share option plan and restricted stock plan.
The company holds 39.9 million Class A shares (2018 – 34.0 million) purchased by consolidated entities in respect of long-term share ownership programs, which have been deducted from the total amount of shares outstanding at the date acquired. Diluted shares outstanding include 10.4 million (2018 – 6.9 million) shares issuable in respect of these plans based on the market value of the Class A shares at September 30, 2019 and December 31, 2018, resulting in a net reduction of 29.5 million (2018 – 27.1 million) diluted shares outstanding.
During the third quarter of 2019, 52.8 million Class A shares were issued in connection with the acquisition of an approximate 61% interest in Oaktree. In addition, 2.3 million options were exercised, of which 1.1 million were issued on a net-settled basis, resulting in the cancellation of 1.2 million vested options.
The cash value of unexercised options was $1.2 billion as at September 30, 2019 (2018 – $1.1 billion) based on the proceeds that would be paid on exercise of the options.
As of November 13, 2019, the Corporation had outstanding 1,007,151,111 Class A shares and 85,120 Class B shares. Refer to Note 12 of the consolidated financial statements for additional information on equity.

46 BROOKFIELD ASSET MANAGEMENT

LIQUIDITY
Corporate Liquidity
We maintain significant liquidity at the corporate level. Our primary sources of liquidity, which we refer to as core liquidity, consist of:

•	Cash and financial assets, net of deposits and other associated liabilities; and

•	Undrawn committed credit facilities.
We further assess overall liquidity inclusive of our principal subsidiaries BPY, BEP, BIP and BBU because of their role in funding acquisitions both directly and through our managed funds. Overall core liquidity at period end was $13.7 billion, or inclusive of investor commitments to our private funds, was $64.5 billion at the end of the period, as we continue to pursue a number of attractive investment opportunities.
Capital Requirements
The Corporation has very few non-discretionary capital requirements. Our largest normal course capital requirement is our debt maturities. Periodically, we will also fund acquisitions and seed new investment strategies. At the listed partnership level, the largest normal course capital requirements are debt maturities and the pro-rata share of private fund capital calls. New acquisitions are primarily funded through the private funds or listed partnerships that we manage. We endeavor to structure these entities so that they are predominantly self-funding, preferably on an investment-grade basis, and in almost all circumstances do not rely on financial support from the Corporation.
In the case of private funds, the necessary equity capital is obtained by calling on commitments made by the limited partners in each fund, which include commitments made by our listed partnerships. In the case of our real estate, infrastructure and private equity funds, these commitments are expected to be funded by BPY, BEP, BIP and BBU. On January 31, 2019, the Corporation committed $2.75 billion to our third flagship real estate fund alongside BPY’s $1 billion commitment. As of September 30, 2019, the Corporation has funded $653 million of our $2.75 billion commitment. In the case of listed partnerships, capital requirements are funded through their own resources and access to capital markets, which may be supported by us from time to time through participation in equity offerings or bridge financings.
At the asset level, we schedule ongoing capital expenditure programs to maintain the operating capacity of our assets at existing levels. We refer to this as sustaining capital expenditures. The sustaining capital expenditure program are typically funded by, and represent a relatively small proportion of, the operating cash flows within each business. The timing of these expenditures is discretionary; however, we believe it is important to maintain the productivity of our assets in order to optimize cash flows and value accretion.
Core and Total Liquidity
The following table presents core liquidity of the Corporation and operating segments:

AS AT SEP. 30, 2019 AND DEC. 31, 2018 (MILLIONS)	Corporate	Real Estate	Renewable Power	Infrastructure	Private Equity	Oaktree	Total 2019	Total 2018
Cash and financial assets, net	$1,641	$24	$276	$299	$1,122	$380	$3,742	$3,752
Undrawn committed credit facilities	2,524	2,702	1,868	1,355	1,050	500	9,999	7,061
Core liquidity[1]	4,165	2,726	2,144	1,654	2,172	880	13,741	10,813
Uncalled private fund commitments	—	14,150	3,636	11,488	5,807	15,690	50,771	23,575
Total liquidity[1]	$4,165	$16,876	$5,780	$13,142	$7,979	$16,570	$64,512	$34,388

1.	See definition in Glossary of Terms beginning on page 54.
As at September 30, 2019, the Corporation’s core liquidity was $4.2 billion, consisting of $1.6 billion in cash and financial assets, net of deposits and other liabilities and $2.5 billion in undrawn credit facilities. The Corporation’s liquidity is readily available for use without any material tax consequences. We utilize this liquidity to support our asset management business which includes supporting the activities of our listed partnerships and private funds, as well as seeding new investment products.
The Corporation also has the ability to raise additional liquidity through the issuance of securities and sale of holdings of listed investments in our principal subsidiaries and other holdings including from those listed on page 49. However, this is not included in our core liquidity as we are generally able to finance our operations and capital requirements through other means.

Q3 2019 INTERIM REPORT 47

The Corporation generates significant cash available for distribution and/or reinvestment1. Our primary sources of recurring cash flows include:

•	Fee related earnings from our asset management activities and proceeds in the form of realized carried interest from asset sales within private funds.

•	Distributions from invested capital, in particular our listed partnerships.

•	Other invested capital earnings: comprised of our wholly owned investments offset by corporate interest expense, corporate costs and taxes and dividends paid on preferred shares.
During the third quarter of 2019, we generated $632 million of cash available for distribution and/or reinvestment, inclusive of:

•	$306 million fee related earnings;

•	$39 million realized carried interest, net; and

•	$420 million of distributions from our listed partnerships and other investments; partially offset by

•	other invested capital earnings, including preferred share dividends paid, which resulted in expenses of $133 million.
The Corporation paid $153 million in cash dividends on its common equity during the quarter ended September 30, 2019.
Earnings and distributions received by the Corporation are available for distribution and/or reinvestment and are as follows:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2019	2018	2019	2018
1) Asset management FFO
Fee revenues	$468	$463	$1,288	$1,315
Direct costs	(162)	(143)	(481)	(413)
Fee related earnings	306	320	807	902
Realized carried interest	39	—	261	22
	345	320	1,068	924
2) Distributions from investments
Listed partnerships	337	328	1,019	980
Corporate cash and financial assets	55	28	86	92
Other investments	28	150	87	186
	420	506	1,192	1,258
3) Other invested capital earnings
Corporate borrowings	(87)	(83)	(260)	(241)
Corporate costs and taxes	(9)	(27)	(82)	(106)
Other wholly owned investments	1	18	(68)	(13)
	(95)	(92)	(410)	(360)
Preferred share dividends	(38)	(38)	(113)	(114)
Cash available for distribution and/or reinvestment	$632	$696	$1,737	$1,708

1.	See definition in Glossary of Terms beginning on page 54.

48 BROOKFIELD ASSET MANAGEMENT

The following table shows the quoted market value of the company’s listed securities and annual cash distributions based on current distribution policies for each entity:

AS AT SEP. 30, 2019 (MILLIONS, EXCEPT PER UNIT AMOUNTS)	Ownership %	Brookfield Owned Units	Distributions Per Unit[1]	Quoted Value[2]	Annualized Distributions (Current Rate)[3]	YTD Distributions (Actual)
Distributions from investments
Listed partnerships
Brookfield Property Partners[4]	55%	522.3	$1.32	$10,619	$689	$527
Brookfield Renewable Partners	61%	188.4	2.06	7,652	388	293
Brookfield Infrastructure Partners	30%	123.8	2.01	6,142	249	184
Brookfield Business Partners	63%	94.5	0.25	3,713	24	15
					1,350	1,019
Corporate cash and financial assets[5]	various	various	various	1,641	237	86
Other investments
Norbord	42%	34.8	0.60	833	21	32
Other[6]	various	various	various	various	68	55
					89	87
Total					$1,676	$1,192

1.	Based on current distribution policies.

2.	Quoted value represents the value of Brookfield owned units as at market close on September 30, 2019.

3.
Distributions (current rate) are calculated by multiplying units held as at September 30, 2019 by distributions per unit. Actual dividends may differ due to timing of dividend increases and payment of special dividends, which are not factored into the current rate calculation. See definition in Glossary of Terms beginning on page 54.

4.
BPY’s quoted value includes $16 million of preferred shares. Fully diluted ownership is 51%, assuming conversion of convertible preferred shares held by a third party. For the three months ended September 30, 2019, BPY’s distributions include $nil of preferred share dividends received by the Corporation. For the nine months ended September 30, 2019, BPY’s distribution include $11 million of preferred share dividends received by the Corporation.

5.	Includes cash and cash equivalents and financial assets net of deposits.

6.
Other includes cash distributions from Acadian prior to the sale in the third quarter of 2019, our 27.5% interest in a BAM-sponsored real estate venture in New York and a listed investment in our Private Equity segment.

Q3 2019 INTERIM REPORT 49

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows within our consolidated financial statements:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2019	2018	2019	2018
Operating activities	$1,898	$476	$4,297	$2,671
Financing activities	2,166	6,353	18,773	10,179
Investing activities	(3,777)	(4,851)	(23,756)	(9,926)
Change in cash and cash equivalents	$287	$1,978	$(686)	$2,924
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
Operating Activities
Cash flows from operating activities totaled $1.9 billion in the third quarter of 2019, a $1.4 billion increase from the third quarter of 2018. Operating cash flows prior to non-cash working capital and residential inventory were $2.0 billion this quarter, $698 million higher than the prior year quarter due to the benefits of same-store growth from our existing operations and the contributions from assets acquired during the last twelve months, partially offset by the negative impact of foreign currency translation.
Financing Activities
The company had a net cash inflow of $2.2 billion from financing activities during the third quarter of 2019, compared to $6.4 billion in the third quarter of 2018. Our subsidiaries issued $9.0 billion (2018 – $9.7 billion) and repaid $6.8 billion (2018 – $6.3 billion) of non-recourse borrowings, for a net issuance of $2.2 billion (2018 – $3.4 billion) during the quarter. We raised $3.6 billion of capital from our institutional private fund partners and other investors to fund their portion of acquisitions, repaid $2.2 billion of short-term borrowings backed by private fund commitments and returned $1.2 billion to our investors in the form of either distributions or returns of capital.
Investing Activities
During the third quarter of 2019, we invested $8.8 billion and generated proceeds of $5.1 billion from dispositions for net cash deployed in investing activities of $3.8 billion. This compares to net cash deployed of $4.7 billion during the same period in 2018. We paid cash of $914 million to acquire consolidated subsidiaries, primarily within our private equity operations, as well as $3.0 billion of equity accounted investments during the quarter. Refer to our Acquisitions of Consolidated Entities in Note 4 to the consolidated financial statements for further details. We continued to acquire and sell financial assets, which represent a net outflow of $268 million, relating to investments in debt and equity securities as well as contract assets associated with managing currency risk.

50 BROOKFIELD ASSET MANAGEMENT

PART 5 – ACCOUNTING POLICIES AND INTERNAL CONTROLS
ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS
Overview
We are a Canadian corporation and, as such, we prepare our consolidated financial statements in accordance with IFRS.
We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy.
The preparation of the consolidated financial statements requires management to select appropriate accounting policies and to make judgments and estimates that affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.
In making judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. As we update the fair values of our investment property portfolios quarterly, with gains reflected in net income, we discuss judgments and estimates relating to the key valuation metrics below.
For further reference on accounting policies, including new and revised standards issued by the IASB and judgments and estimates, see our significant accounting policies contained in Note 2 of the December 31, 2018 consolidated financial statements.
Adoption of New Accounting Standards
We adopted IFRS 16 Leases (“IFRS 16”) effective January 1, 2019.
The adoption of IFRS 16 eliminates the distinction between operating and finance leases and brings onto the balance sheet the discounted lease liabilities and corresponding ROU assets. We adopted the standard using a modified retrospective approach, whereby any transitional impact is recorded in equity as at January 1, 2019 and comparative periods are not restated. The opening adjustment resulted in the capitalization of approximately $4.4 billion of lease liabilities and corresponding ROU assets, with no impact on our total equity. IFRS 16 substantially carries forward lessor accounting requirements.
IFRS 16 requires us to exercise significant judgment, including determining whether a contract is, or contains, a lease, determining what payments are to be included, including whether or not a lease extension or termination option is likely to be exercised, and determining if variable lease payments are in-substance fixed, which would require them to be included in the determination of the lease liability. Estimates used in applying the standard include estimating the total lease term of each contract that is in the scope of the standard as well as determining the appropriate rate at which to discount the lease payments.
Consolidated Financial Information
IFRS uses a control-based model to determine if consolidation is required. Therefore, we are deemed to control an investment if we: (1) exercise power over the investee; (2) are exposed to variable returns from our involvement with the investee; and (3) have the ability to use our power to affect the amount of the returns. Due to the ownership structure of many of our subsidiaries, we control entities in which we hold only a minority economic interest. Please refer to Part 2 of Management’s Discussion and Analysis in the December 31, 2018 Annual Report for additional information.
Investment Properties
We classify the majority of the property assets within our Real Estate segment as investment properties. Our valuations are prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type. These valuations are updated at each balance sheet date with gains or losses recognized in net income. Please refer to Part 5 of Management’s Discussion and Analysis in the December 31, 2018 Annual Report for additional information about our methodologies, processes and controls.

Q3 2019 INTERIM REPORT 51

	Core Office		Core Retail		LP Investments and Other		Weighted Average
AS AT SEP. 30, 2019 AND DEC. 31, 2018	2019	2018	2019	2018	2019	2018	2019	2018
Discount rate	6.7%	6.8%	7.0%	7.1%	7.5%	7.5%	7.2%	7.2%
Terminal capitalization rate	5.6%	5.7%	5.6%	6.0%	6.4%	6.9%	5.9%	6.1%
Investment horizon (years)	11	11	10	12	9	8	10	10
The determination of fair value requires the use of estimates which have been applied in a manner consistent with that in the prior year. There are currently no known trends, events or uncertainties that we reasonably believe could have a sufficiently pervasive impact across our businesses, which are diversified by asset class, geography and market, to materially affect the methodologies or assumptions used to determine the estimated fair values. Discount rates and capitalization rates are inherently uncertain and may be impacted by, among other things, movements in interest rates in the geographies and markets in which the assets are located. Changes in estimates across different geographies and markets, such as discount rates and terminal capitalization rates, often move independently of one another and not necessarily in the same direction or to the same degree. Furthermore, impacts on our estimated values from changes in discount rates, terminal capitalization rates and cash flows are usually inversely correlated as the circumstances that typically give rise to increased interest rates (e.g. strong economic growth, inflation) usually give rise to increased cash flows at the asset level.
The following table presents the impact on the fair value of our consolidated investment properties as at September 30, 2019 from a 25-basis point change to the relevant unobservable inputs. For properties valued using the discounted cash flow method, the basis point change in valuation metrics relates to a change in discount and terminal capitalization rates. For properties valued using the direct capitalization approach, the basis point change in valuation metrics relates to a change in the overall capitalization rate.

AS AT SEP. 30, 2019 (MILLIONS)	Fair Value	Sensitivity
Core office
United States	$15,953	$939
Canada	4,560	492
Australia	2,168	189
Europe	1,747	—
Brazil	342	10
Core retail	18,789	911
LP investments and other
LP investments office	8,786	308
LP investments retail	2,766	164
Logistics	90	3
Mixed-use	2,554	118
Multifamily	2,900	191
Triple net lease	4,454	128
Self-storage	972	35
Student housing	2,295	95
Manufactured housing	2,410	106
Other investment properties[1]	15,207	894
Total	$85,993	$4,583

1.	Includes investments in office, mixed-use and student housing properties which are held through our direct investment in BSREP III as well as other directly held investment properties.

52 BROOKFIELD ASSET MANAGEMENT

MANAGEMENT REPRESENTATIONS AND INTERNAL CONTROLS
Internal Control Over Financial Reporting
No changes were made in our internal control over financial reporting during the quarter ended September 30, 2019 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.
Declarations Under the Dutch Act of Financial Supervision
The members of the Corporate Executive Board, as defined in the Dutch Act of Financial Supervision (“Dutch Act”), as required by section 5:25c, paragraph 2, under c of the Dutch Act confirm that to the best of their knowledge:

•
The consolidated financial statements accompanied by this MD&A give a true and fair view of the assets, liabilities, financial position, and profit or loss of the company and the undertakings included in the consolidated financial statements taken as whole; and

•
The management report included in this MD&A gives a true and fair review of the information required under the Dutch Act regarding the company and the undertakings included in the consolidated financial statements taken as a whole as of September 30, 2019, and of the development and performance of the business for the nine months then ended.

Q3 2019 INTERIM REPORT 53

GLOSSARY OF TERMS
The below summarizes certain terms relating to our business that are made throughout the MD&A and it defines IFRS performance measures, non-IFRS performance measures and key operating measures that we use to analyze and discuss our results.
References
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “Corporation” refers to our asset management business which is comprised of our asset management and corporate business segments.
We refer to investors in the Corporation as shareholders and we refer to investors in our private funds and listed partnerships as investors.
We use asset manager to refer to our Asset Management segment which offers a variety of investment products to our investors:

•
We have 40 active funds across major asset classes; real estate, infrastructure/renewable power and private equity. These funds include core, credit, value-add and opportunistic closed-end funds and core long-life funds. We refer to these funds as our private funds.

•	We refer to BPY, BEP, BIP and BBU as our listed partnerships.

•
We refer to our public securities group as public securities. This group manages fee bearing capital through numerous funds and separately managed accounts, focused on fixed income and equity securities.

Throughout the MD&A and consolidated financial statements, the following operating companies, joint ventures and associates, and their respective subsidiaries, will be referenced as follows:

•	Acadian – Acadian Timber Corp.

•	BBU – Brookfield Business Partners L.P.

•	BEMI – Brookfield Energy Marketing Inc.

•	BEP – Brookfield Renewable Partners L.P.

•	BIP – Brookfield Infrastructure Partners L.P.

•	BPY – Brookfield Property Partners L.P.

•	BPR – Brookfield Property REIT Inc. (formerly GGP Inc.)

•	GGP – GGP Inc.

•	Norbord – Norbord Inc.

•	Oaktree – Oaktree Capital Management

•	TerraForm Power (“TERP”) – TerraForm Power, Inc.

Performance Measures
Definitions of performance measures, including IFRS, non-IFRS and operating measures, are presented below in alphabetical order. We have specifically identified those measures which are IFRS or non-IFRS measures; the remainder are operating measures.
Assets under management (“AUM”) refers to the total fair value of assets that we manage, on a gross asset value basis, including assets for which we earn management fees and those for which we do not. AUM is calculated as follows: (i) for investments that Brookfield consolidates for accounting purposes or actively manages, including investments of which Brookfield or a controlled investment vehicle is the largest shareholder or the primary operator or manager, at 100% of the investment’s total assets on a fair value basis; and (ii) for all other investments, at Brookfield’s or its controlled investment vehicle’s, as applicable, proportionate share of the investment’s total assets on a fair value basis. Brookfield’s methodology for determining AUM may differ from the methodology employed by other alternative asset managers and Brookfield’s AUM presented herein may differ from our AUM reflected in other public filings and/or our Form ADV and Form PF.
Base management fees, which are determined by contractual arrangements, are typically equal to a percentage of fee bearing capital and are accrued quarterly. Base management fees, including private fund base fees and listed partnership base fees, are IFRS measures.
Private fund base fees are typically earned on fee bearing capital from third-party investors only and are earned on invested and/or uninvested fund capital, depending on the stage of the fund life.

54 BROOKFIELD ASSET MANAGEMENT

Listed partnership base fees are earned on the total capitalization, including debt and market capitalization, of the listed partnerships, which includes our investment. Base fees for BPY, BEP and TERP include a quarterly fixed fee amount of $12.5 million, $5 million and $3 million, respectively. BPY and BEP each pay additional fees of 1.25% on the increase in market capitalization above their initial capitalization of $11.5 billion and $8 billion, respectively. TERP pays an additional fee of 1.25% on the increase above initial per unit price at the time of acquisition. Base fees for BPR, BIP and BBU are 1.25% of total capitalization. BPR capital was subject to a 12-month fee waiver which expired at the end of August 2019.
Capitalization at “our share” is a non-IFRS measure and presents our share of debt and other obligations based on our ownership percentage of the related investments. We use this measure to provide insight into the extent to which our capital is leveraged in each investment, which is an important component of enhancing shareholders returns. This may differ from our consolidated leverage because of the varying levels of ownership that we have in consolidated and equity accounted investments, that in turn have different degrees of leverage. We also use capitalization at our share to make financial risk management decisions at the Corporation.
A reconciliation of consolidated liabilities and equity to capitalization at our share is provided below:

AS AT SEP. 30, 2019 AND DEC. 31, 2018 (MILLIONS)	2019	2018
Total consolidated liabilities and equity	$291,408	$256,281
Add: our share of debt of investments in associates	11,187	9,533
Less: non-controlling interests’ share of liabilities
Non-recourse borrowings	(86,914)	(80,225)
Liabilities associated with assets held for sale	(1,718)	(550)
Accounts payable and other	(20,977)	(13,692)
Deferred tax liabilities	(7,083)	(7,811)
Subsidiary equity obligations	(2,274)	(2,218)
Non-controlling interests	(74,029)	(67,335)
Total capitalization at our share	$109,600	$93,983
Carried interest is an IFRS measure that is a contractual arrangement whereby we receive a fixed percentage of investment gains generated within a private fund provided that the investors receive a pre-determined minimum return. Carried interest is typically paid towards the end of the life of a fund after the capital has been returned to investors and may be subject to clawback until all investments have been monetized and minimum investment returns are sufficiently assured.
Realized carried interest is an IFRS measure and represents our share of investment returns based on realized gains within a private fund. Realized carried interest earned is recognized when an underlying investment is profitably disposed of and the fund’s cumulative returns are in excess of preferred returns, in accordance with the respective terms set out in the fund’s governing agreements, and when the probability of clawback is remote. We include realized carried interest when determining our Asset Management segment results within our consolidated financial statements.
Realized carried interest, net is a non-IFRS measure and represents realized carried interest after direct costs, which include employee expenses and cash taxes.
Carry eligible capital represents the capital committed, pledged or invested in the private funds that we manage and which entitle us to earn carried interest. Carry eligible capital includes both invested and uninvested (i.e. uncalled) private fund amounts as well as those amounts invested directly by investors (co-investments) if those entitle us to earn carried interest. We believe this measure is useful to investors as it provides additional insight into the capital base upon which we have potential to earn carried interest once minimum investment returns are sufficiently assured.

Q3 2019 INTERIM REPORT 55

Adjusted carry eligible capital excludes uncalled fund commitments and funds that have not yet reached their preferred return, as well as co-investments and separately managed accounts that are subject to lower carried interest than our standard funds.
A reconciliation from carry eligible capital to adjusted carry eligible capital is provided below:

AS AT SEP. 30 (MILLIONS)	2019	2018
Carry eligible capital[1]	$76,130	$49,602
Less:
Uncalled private fund commitments	(35,081)	(20,131)
Co-investments and other	(7,018)	(3,762)
Funds not yet at target preferred return	(10,287)	(4,323)
Adjusted carry eligible capital	$23,744	$21,386

1.	Excludes carry eligible capital related to Oaktree.
Cash available for distribution and/or reinvestment is a non-IFRS measure that provides insight into earnings received by the Corporation that are available for distribution to common shareholders or to be reinvested into the business. It is calculated as the sum of our Asset Management segment FFO (i.e. fee related earnings and realized carried interest, net); distributions from our listed partnerships, other investments that pay regular cash distributions and distributions from our corporate cash and financial assets; other invested capital earnings, which include FFO from our residential operations, energy contracts, sustainable resources and other real estate, private equity, corporate investments that do not pay regular cash distributions, corporate costs and corporate interest expense; net of preferred share dividend payments.

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2019	2018	2019	2018
Asset management FFO	$345	$320	$1,068	$924
Distributions from investments	420	506	1,192	1,258
Other invested capital earnings
Corporate borrowings	(87)	(83)	(260)	(241)
Corporate costs and taxes	(9)	(27)	(82)	(106)
Other wholly owned investments	1	18	(68)	(13)
	(95)	(92)	(410)	(360)
Preferred share dividends	(38)	(38)	(113)	(114)
Cash available for distribution and/or reinvestment	$632	$696	$1,737	$1,708
Consolidated capitalization reflects the full capitalization of wholly owned and partially owned entities that we consolidate in our financial statements. Our consolidated capitalization includes 100% of the debt of the consolidated entities even though in many cases we only own a portion of the entity and therefore our pro-rata exposure to this debt is much lower. In other cases, this basis of presentation excludes the debt of partially owned entities that are accounted for following the equity method, such as our investments in Canary Wharf and several of our infrastructure businesses.
Core liquidity represents the amount of cash, financial assets and undrawn credit lines at the Corporation, listed partnerships and directly-held investments. We use core liquidity as a key measure of our ability to fund future transactions and capitalize quickly on opportunities as they arise. Our core liquidity also allows us to backstop the transactions of our various businesses as necessary and fund the development of new activities that are not yet suitable for our investors.
Total liquidity represents the sum of core liquidity and uncalled private fund commitments and is used to pursue new transactions.
Corporate capitalization represents the amount of debt issued by the Corporation, accounts payable and deferred tax liability in our Corporate segment as well as our issued and outstanding common and preferred shares.
Distributions (current rate) represents the distributions that we would receive during the next twelve months based on the current distribution rates of the investments that we currently hold. The dividends from our listed investments are calculated by multiplying the number of shares held by the most recently announced distribution policy. The yield on cash and financial assets portfolio is equal to 8% of the weighted average balance of the last four quarters of our corporate cash and financial assets. Distributions on our unlisted investments are calculated based on the quarterly distributions received in the most recent fiscal year.

56 BROOKFIELD ASSET MANAGEMENT

Economic ownership interest represents the company’s proportionate equity interest in our listed partnerships which can include redemption-exchange units (“REUs”), Class A limited partnership units, special limited partnership units and general partnership units in each subsidiary, where applicable, as well as any units or shares issued in subsidiaries that are exchangeable for units in our listed partnerships (“exchange units”). REUs and exchange units share the same economic attributes as the Class A limited partnership units in all respects except for our redemption right, which the listed partnership can satisfy through the issuance of Class A limited partnership units. The REUs, general partnership units and exchange units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the Class A limited partnership units of the subsidiary.
Fee bearing capital represents the capital committed, pledged or invested in the listed partnerships, private funds and public securities that we manage which entitles us to earn fee revenues. Fee bearing capital includes both called (“invested”) and uncalled (“pledged” or “committed”) amounts. When reconciling period amounts we utilize the following definitions:

•	Inflows include capital commitments and contributions to our private and public securities funds and equity issuances in our listed partnerships.

•	Outflows represent distributions and redemptions of capital from within the public securities capital.

•
Distributions represent quarterly distributions from listed partnerships as well as returns of committed capital (excluding market valuation adjustments), redemptions and expiry of uncalled commitments within our private funds.

•	Market activity includes gains (losses) on portfolio investments, listed partnerships and public securities based on market prices.

•	Other includes changes in net non-recourse leverage included in the determination of listed partnership capitalization and the impact of foreign exchange fluctuations on non-U.S. dollar commitments.
Fee related earnings is an IFRS measure that is comprised of fee revenues less direct costs associated with earning those fees, which include employee expenses and professional fees as well as business related technology costs, other shared services and taxes. We use this measure to provide additional insight into the operating profitability of our asset management activities.
Fee revenues is an IFRS measure and includes base management fees, incentive distributions, performance fees and transaction fees presented within our Asset Management segment. Many of these items do not appear in consolidated revenues because they are earned from consolidated entities and are eliminated on consolidation.
Funds from operations (“FFO”) is a key measure of our financial performance. We use FFO to assess operating results and the performance of our businesses on a segmented basis. While we use segment FFO as our segment measure of profit and loss (see Note 3 to our consolidated financial statements), the sum of FFO for all our segments, or total FFO, is a non-IFRS measure. The following table reconciles total FFO to net income:

	Three Months Ended				Nine Months Ended
	Total		Per Share		Total		Per Share
FOR THE PERIODS ENDED SEP. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2019	2018	2019	2018	2019	2018	2019	2018
Net income	$1,756	$941	$1.75	$0.92	$3,716	$4,460	$3.68	$4.45
Realized disposition gains recorded as fair value changes or equity	190	387	0.19	0.40	429	902	0.44	0.92
Non-controlling interest in FFO	(1,741)	(1,415)	(1.78)	(1.46)	(5,206)	(4,171)	(5.32)	(4.27)
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items	180	446	0.18	0.46	52	1,062	0.05	1.09
Fair value changes	(394)	(132)	(0.40)	(0.13)	835	(1,537)	0.85	(1.57)
Depreciation and amortization	1,299	833	1.33	0.85	3,567	2,175	3.65	2.22
Deferred income taxes	(464)	25	(0.47)	0.03	(408)	154	(0.41)	0.16
Total FFO	$826	$1,085	$0.80	$1.07	$2,985	$3,045	$2.94	$3.00
We use FFO to assess our performance as an asset manager and separately as an investor in our assets. FFO includes the fees that we earn from managing capital as well as our share of revenues earned and costs incurred within our operations, which include interest expense and other costs. Specifically, FFO includes the impact of contracts that we enter into to generate revenue, including asset management agreements, power sales agreements, contracts that our operating businesses enter into such as leases and take or pay contracts and sales of inventory. FFO also includes the impact of changes in borrowings or the cost of borrowings as well as other costs incurred to operate our business.

Q3 2019 INTERIM REPORT 57

We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
Our definition of FFO may differ from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
Incentive distributions is an IFRS measure that is determined by contractual arrangements; incentive distributions are paid to us by BPY, BEP, BIP and TERP and represent a portion of distributions paid by listed partnerships above a predetermined hurdle. Incentive distributions are accrued on the record date of the associated distributions of the entity.
A summary of our distribution hurdles and current distribution rates is as follows:

AS AT SEP. 30, 2019	Current Distribution Rate[1]	Distribution Hurdles (per unit)[2]			Incentive Distributions
Brookfield Infrastructure Partners (BIP)	$2.01	$0.81	/	$0.88	15% / 25%
Brookfield Renewable Partners (BEP)	2.06	1.50	/	1.69	15% / 25%
Brookfield Property Partners (BPY)	1.32	1.10	/	1.20	15% / 25%

1.	Current rate based on most recently announced distribution rates.

2.	We are also entitled to earn a portion of increases in distributions by TERP, based on distribution hurdles of $0.93 and $1.05. TERP's current annual distribution has not yet reached the first hurdle.
Invested capital consists of investments in our listed partnerships, other listed securities, unlisted investments and corporate working capital. Our invested capital provides us with FFO and cash distributions.
Invested capital, net consists of invested capital and leverage.
Leverage represents the amount of corporate borrowings and perpetual preferred shares held by the company.
Long-term average (“LTA”) generation is used in our Renewable Power segment and is determined based on expected electrical generation from its assets in commercial operation during the year. For assets acquired or reaching commercial operation during the year, LTA generation is calculated from the acquisition or commercial operation date. In Brazil, assured generation levels are used as a proxy for LTA. We compare LTA generation to actual generation levels to assess the impact on revenues and FFO of hydrology, wind generation levels and irradiance, which vary from one period to the next.
Performance fees is an IFRS measure. Performance fees are paid to us when we exceed predetermined investment returns within BBU and on certain public securities portfolios. BBU performance fees are accrued quarterly based on the volume-weighted average increase in BBU unit price over the previous threshold, whereas performance fees within public securities funds are typically determined on an annual basis. Performance fees are not subject to clawback.
Proportionate basis generation is used in our Renewable Power segment to describe the total amount of power generated by facilities held by BEP, at BEP’s respective economic ownership interest percentage.
Realized disposition gains/losses is a component of FFO and includes gains or losses arising from transactions during the reporting period together with any fair value changes and revaluation surplus recorded in prior periods, presented net of cash taxes payable or receivable. Realized disposition gains include amounts that are recorded in net income, other comprehensive income and as ownership changes in our consolidated statements of equity, and exclude amounts attributable to non-controlling interests unless otherwise noted. We use realized disposition gains/losses to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in prior periods and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods.

58 BROOKFIELD ASSET MANAGEMENT

Same-store or same-property represents the earnings contribution from assets or investments held throughout both the current and prior reporting period on a constant ownership basis. We utilize same-store analysis to illustrate the growth in earnings excluding the impact of acquisitions or dispositions.
Unrealized carried interest is the change in accumulated unrealized carried interest from prior period and represents the amount of carried interest generated during the period. We use this measure to provide insight into the value our investments have created in the period.
Accumulated unrealized carried interest is based on carried interest that would be receivable under the contractual formula at the period end date as if a fund was liquidated and all investments had been monetized at the values recorded on that date. We use this measure to provide insight into our potential to realize carried interest in the future. Details of components of our accumulated unrealized carried interest are included in the definition of unrealized carried interest below.
Accumulated unrealized carried interest, net is after direct costs, which include employee expenses and taxes.
The following table identifies the inputs of accumulated unrealized carried interest to arrive at unrealized carried interest generated in the period:

AS AT SEP. 30 (MILLIONS)	Adjusted Carry Eligible Capital[1]	Adjusted Multiple of Capital[2]	Fund Target Carried Interest[3]	Current Carried Interest[4]
2019
Real Estate	$8,119	1.7x	20%	17%
Infrastructure	13,261	1.5x	20%	16%
Private Equity	2,364	2.7x	20%	16%
	$23,744
2018
Real Estate	$9,063	1.8x	20%	17%
Infrastructure	10,019	1.4x	20%	16%
Private Equity	2,304	2.5x	20%	20%
	$21,386

1.	Excludes uncalled private fund commitments, co-investment capital and funds that have not met their preferred return.

2.
Adjusted Multiple of Capital represents the ratio of total distributions plus estimates of remaining value to the equity invested, and reflects performance net of fund management fees and expenses, before carried interest. Our core, credit and value add funds pay management fees of 0.90%-1.50% and our opportunistic and private equity funds pay fees of 1.50%-2.00%. Funds typically incur fund expenses of approximately 0.35% of carry eligible capital annually.

3.	Fund target carried interest percentage is the target carry average of the funds within adjusted carry eligible capital as at each period end.

4.
When a fund has achieved its preferred return, we earn an accelerated percentage of the additional fund profit until we have earned the fund target carried interest percentage. Funds in their early stage of earning carry will not yet have earned the full percentage of total fund profit to which we are entitled.

The following table summarizes the unrealized carried interest generated in the current and prior year periods:

	Accumulated Unrealized Carried Interest			Accumulated Unrealized Carried Interest
(MILLIONS)	Sep. 30, 2019	Jun. 30, 2019	Change	Sep. 30, 2018	Jun. 30, 2018	Change
Real Estate	$1,035	$906	$129	$1,169	$1,155	$14
Infrastructure	1,096	992	104	708	683	25
Private Equity	647	639	8	735	689	46
Oaktree	824	—	824	—	—	—
Accumulated unrealized carried interest	3,602	2,537	1,065	2,612	2,527	85
Less: associated expenses[1]	(1,244)	(765)	(479)	(803)	(778)	(25)
Accumulated unrealized carry, net	$2,358	$1,772	586	$1,809	$1,749	60
Add: realized carried interest, net			39			—
Unrealized carried interest, net			$625			$60

1.	Carried interest generated is subject to taxes and long-term incentive expenses to investment professionals. These expenses are typically 30%-35% of carried interest generated.

Q3 2019 INTERIM REPORT 59

CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

(UNAUDITED) AS AT SEP. 30, 2019 AND DEC. 31, 2018 (MILLIONS)	Note	2019	2018
Assets
Cash and cash equivalents	5	$7,595	$8,390
Other financial assets	5,6	7,975	6,227
Accounts receivable and other	5,6	19,080	16,931
Inventory	6	9,732	6,989
Assets classified as held for sale	7	3,759	2,185
Equity accounted investments	8	40,008	33,647
Investment properties	9	85,993	84,309
Property, plant and equipment	10	77,413	67,294
Intangible assets		24,599	18,762
Goodwill		11,594	8,815
Deferred income tax assets		3,660	2,732
Total assets		$291,408	$256,281

Liabilities and equity
Corporate borrowings	5,6	$7,035	$6,409
Accounts payable and other	5,6	34,174	23,989
Liabilities associated with assets classified as held for sale	7	2,084	812
Non-recourse borrowings of managed entities	5,6	123,204	111,809
Deferred income tax liabilities		13,214	12,236
Subsidiary equity obligations	5	4,096	3,876

Equity
Preferred equity		4,145	4,168
Non-controlling interests		74,029	67,335
Common equity	12	29,427	25,647
Total equity		107,601	97,150
Total liabilities and equity		$291,408	$256,281

60 BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF OPERATIONS

		Three Months Ended		Nine Months Ended
(UNAUDITED) FOR THE PERIODS ENDED SEP. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note	2019	2018	2019	2018
Revenues	13	$17,875	$14,858	$50,007	$40,765
Direct costs		(13,910)	(11,967)	(38,880)	(32,839)
Other income and gains		51	144	972	581
Equity accounted income		414	50	1,761	680
Expenses
Interest		(1,926)	(1,274)	(5,375)	(3,377)
Corporate costs		(23)	(25)	(72)	(76)
Fair value changes	14	394	132	(835)	1,537
Depreciation and amortization		(1,299)	(833)	(3,567)	(2,175)
Income taxes		180	(144)	(295)	(636)
Net income		$1,756	$941	$3,716	$4,460
Net income attributable to:
Shareholders		$947	$163	$1,961	$1,700
Non-controlling interests		809	778	1,755	2,760
		$1,756	$941	$3,716	$4,460
Net income per share:
Diluted	12	$0.91	$0.11	$1.85	$1.53
Basic	12	0.93	0.11	1.90	1.57
Q3 2019 INTERIM REPORT 61

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED) FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended		Nine Months Ended
	2019	2018	2019	2018
Net income	$1,756	$941	$3,716	$4,460
Other comprehensive income (loss)
Items that may be reclassified to net income
Financial contracts and power sale agreements	(106)	38	(236)	112
Marketable securities	20	5	61	(5)
Equity accounted investments	(15)	14	(93)	20
Foreign currency translation	(1,932)	(909)	(1,621)	(3,251)
Income taxes	(21)	3	(14)	(68)
	(2,054)	(849)	(1,903)	(3,192)
Items that will not be reclassified to net income
Revaluations of property, plant and equipment	83	(13)	85	165
Revaluation of pension obligations	11	4	(4)	12
Equity accounted investments	2	1	(2)	3
Marketable securities	145	102	407	404
Income taxes	(29)	(22)	(75)	(105)
	212	72	411	479
Other comprehensive loss	(1,842)	(777)	(1,492)	(2,713)
Comprehensive income (loss)	$(86)	$164	$2,224	$1,747
Attributable to:
Shareholders
Net income	$947	$163	$1,961	$1,700
Other comprehensive loss	(457)	(339)	(397)	(843)
Comprehensive income (loss)	$490	$(176)	$1,564	$857

Non-controlling interests
Net income	$809	$778	$1,755	$2,760
Other comprehensive loss	(1,385)	(438)	(1,095)	(1,870)
Comprehensive income (loss)	$(576)	$340	$660	$890

62 BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE THREE MONTHS ENDED SEP. 30, 2019	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at June 30, 2019	$4,482	$279	$14,870	$1,113	$7,348	$(1,768)	$335	$26,659	$4,146	$72,324	$103,129
Changes in period:
Net income	—	—	947	—	—	—	—	947	—	809	1,756
Other comprehensive income (loss)	—	—	—	—	13	(501)	31	(457)	—	(1,385)	(1,842)
Comprehensive income (loss)	—	—	947	—	13	(501)	31	490	—	(576)	(86)
Shareholder distributions
Common equity	—	—	(153)	—	—	—	—	(153)	—	—	(153)
Preferred equity	—	—	(38)	—	—	—	—	(38)	—	—	(38)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(1,233)	(1,233)
Other items
Equity issuances, net of redemptions	2,819	(9)	(122)	—	—	—	—	2,688	(1)	3,655	6,342
Share-based compensation	—	13	(23)	—	—	—	—	(10)	—	—	(10)
Ownership changes	—	—	18	(209)	(21)	—	3	(209)	—	(141)	(350)
Total change in period	2,819	4	629	(209)	(8)	(501)	34	2,768	(1)	1,705	4,472
Balance as at September 30, 2019	$7,301	$283	$15,499	$904	$7,340	$(2,269)	$369	$29,427	$4,145	$74,029	$107,601

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries.

2.	Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE THREE MONTHS ENDED SEP. 30, 2018	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at June 30, 2018	$4,452	$257	$12,774	$1,567	$6,704	$(1,615)	$242	$24,381	$4,192	$50,597	$79,170
Changes in period:
Net income	—	—	163	—	—	—	—	163	—	778	941
Other comprehensive income (loss)	—	—	—	—	—	(437)	98	(339)	—	(438)	(777)
Comprehensive income (loss)	—	—	163	—	—	(437)	98	(176)	—	340	164
Shareholder distributions
Common equity	—	—	(144)	—	—	—	—	(144)	—	—	(144)
Preferred equity	—	—	(38)	—	—	—	—	(38)	—	—	(38)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(662)	(662)
Other items
Equity issuances, net of redemptions	15	(9)	—	—	—	—	—	6	—	2,335	2,341
Share-based compensation	—	13	(8)	—	—	—	—	5	—	(1)	4
Ownership changes	—	—	(44)	(1,297)	(1)	—	(1)	(1,343)	—	8,767	7,424
Total change in period	15	4	(71)	(1,297)	(1)	(437)	97	(1,690)	—	10,779	9,089
Balance as at September 30, 2018	$4,467	$261	$12,703	$270	$6,703	$(2,052)	$339	$22,691	$4,192	$61,376	$88,259

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries.

2.	Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

Q3 2019 INTERIM REPORT 63

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE NINE MONTHS ENDED SEP. 30 , 2019	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2018	$4,457	$271	$14,244	$645	$7,556	$(1,833)	$307	$25,647	$4,168	$67,335	$97,150
Changes in period:
Net income	—	—	1,961	—	—	—	—	1,961	—	1,755	3,716
Other comprehensive income (loss)	—	—	—	—	15	(488)	76	(397)	—	(1,095)	(1,492)
Comprehensive income(loss)	—	—	1,961	—	15	(488)	76	1,564	—	660	2,224
Shareholder distributions
Common equity	—	—	(459)	—	—	—	—	(459)	—	—	(459)
Preferred equity	—	—	(113)	—	—	—	—	(113)	—	—	(113)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(5,640)	(5,640)
Other items
Equity issuances, net of redemptions	2,844	(27)	(207)	—	—	—	—	2,610	(23)	10,312	12,899
Share-based compensation	—	39	(48)	—	—	—	—	(9)	—	—	(9)
Ownership changes	—	—	121	259	(231)	52	(14)	187	—	1,362	1,549
Total change in period	2,844	12	1,255	259	(216)	(436)	62	3,780	(23)	6,694	10,451
Balance as at September 30, 2019	$7,301	$283	$15,499	$904	$7,340	$(2,269)	$369	$29,427	$4,145	$74,029	$107,601

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries.

2.	Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE NINE MONTHS ENDED SEP. 30 , 2018	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2017	$4,428	$263	$11,864	$1,459	$6,881	$(878)	$35	$24,052	$4,192	$51,628	$79,872
Changes in accounting policies[3]	—	—	(215)	—	—	—	(3)	(218)	—	(84)	(302)
Adjusted balance as at January 1, 2018	4,428	263	11,649	1,459	6,881	(878)	32	23,834	4,192	51,544	79,570
Changes in period:
Net income	—	—	1,700	—	—	—	—	1,700	—	2,760	4,460
Other comprehensive income (loss)	—	—	—	—	14	(1,176)	319	(843)	—	(1,870)	(2,713)
Comprehensive income (loss)	—	—	1,700	—	14	(1,176)	319	857	—	890	1,747
Shareholder distributions
Common equity	—	—	(431)	—	—	—	—	(431)	—	—	(431)
Preferred equity	—	—	(114)	—	—	—	—	(114)	—	—	(114)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(4,072)	(4,072)
Other items
Equity issuances, net of redemptions	39	(41)	(188)	—	—	—	—	(190)	—	3,839	3,649
Share-based compensation	—	39	(27)	—	—	—	—	12	—	—	12
Ownership changes	—	—	114	(1,189)	(192)	2	(12)	(1,277)	—	9,175	7,898
Total change in period	39	(2)	1,054	(1,189)	(178)	(1,174)	307	(1,143)	—	9,832	8,689
Balance as at September, 2018	$4,467	$261	$12,703	$270	$6,703	$(2,052)	$339	$22,691	$4,192	$61,376	$88,259

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries.

2.	Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

3.	Relates to adoption of IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers.

64 BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED) FOR THE PERIODS ENDED SEP. 30 (MILLIONS)		Three Months Ended		Nine Months Ended
	Note	2019	2018	2019	2018
Operating activities
Net income		$1,756	$941	$3,716	$4,460
Other income and gains		(51)	(144)	(972)	(581)
Share of undistributed equity accounted earnings		(143)	(218)	(1,193)	(17)
Fair value changes	14	(394)	(132)	835	(1,537)
Depreciation and amortization		1,299	833	3,567	2,175
Deferred income taxes		(464)	25	(408)	154
Investments in residential inventory		(44)	(120)	(78)	(98)
Net change in non-cash working capital balances		(61)	(709)	(1,170)	(1,885)
		1,898	476	4,297	2,671
Financing activities
Corporate borrowings arranged		—	—	992	1,003
Corporate borrowings repaid		—	—	(450)	—
Commercial paper and bank borrowings, net		—	186	—	83
Non-recourse borrowings arranged		8,979	9,749	41,101	28,686
Non-recourse borrowings repaid		(6,764)	(6,254)	(24,250)	(19,875)
Non-recourse credit facilities, net		(2,159)	1,210	(2,421)	1,479
Subsidiary equity obligations issued		—	11	182	199
Subsidiary equity obligations redeemed		—	(42)	(30)	(416)
Capital provided from non-controlling interests		3,647	2,408	11,546	5,125
Capital repaid to non-controlling interests		8	(73)	(1,234)	(1,286)
Repayment of lease liability		(99)	—	(327)	—
Preferred equity redemptions		(1)	—	(16)	—
Common shares issued		3	2	9	9
Common shares repurchased		(24)	—	(117)	(211)
Distributions to non-controlling interests		(1,233)	(662)	(5,640)	(4,072)
Distributions to shareholders		(191)	(182)	(572)	(545)
		2,166	6,353	18,773	10,179
Investing activities
Acquisitions
Investment properties		(1,305)	(756)	(3,331)	(1,744)
Property, plant and equipment		(783)	(516)	(1,973)	(1,265)
Equity accounted investments		(2,957)	(291)	(4,222)	(708)
Financial assets and other		(2,889)	(1,647)	(7,016)	(3,842)
Acquisition of subsidiaries		(914)	(4,697)	(20,233)	(9,639)
Dispositions
Investment properties		1,447	1,316	3,147	2,085
Property, plant and equipment		22	30	99	586
Equity accounted investments		746	3	1,840	1,486
Financial assets and other		2,621	1,735	6,322	3,109
Disposition of subsidiaries		222	91	1,369	90
Restricted cash and deposits		13	(119)	242	(84)
		(3,777)	(4,851)	(23,756)	(9,926)
Cash and cash equivalents
Change in cash and cash equivalents		287	1,978	(686)	2,924
Net change in cash classified within assets held for sale		—	7	(22)	(22)
Foreign exchange revaluation		(139)	(59)	(87)	(202)
Balance, beginning of period		7,447	5,913	8,390	5,139
Balance, end of period		$7,595	$7,839	$7,595	$7,839

Q3 2019 INTERIM REPORT 65

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	CORPORATE INFORMATION
Brookfield Asset Management Inc. (the “Corporation”) is a global alternative asset management company. References in these financial statements to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. The company owns and operates assets with a focus on real estate, renewable power, infrastructure and private equity. The Corporation is listed on the New York and Toronto stock exchanges under the symbols BAM and BAM.A, respectively. The Corporation was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the Corporation is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.

2.	SIGNIFICANT ACCOUNTING POLICIES
a)    Statement of Compliance
The consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2018, except as noted below in Note 2(b).
The consolidated financial statements should be read in conjunction with the most recently issued Annual Report of the company which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies were presented as Note 2 to the Consolidated Financial Statements for the fiscal year ended December 31, 2018 that were included in that report.
The consolidated financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary for fair statement of results for the interim periods in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.
The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. The consolidated financial statements were authorized for issuance by the Board of Directors of the company on November 13, 2019.
b)    Adoption of Accounting Standards
The company has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2019. The new standards were applied as follows:
i.    Leases
The company adopted IFRS 16 Leases (“IFRS 16”) effective January 1, 2019. IFRS 16 gives prescriptive guidance on the recognition, measurement, presentation and disclosure of leases. This standard supersedes IAS 17 Leases and related interpretations. The company adopted the standard using a modified retrospective approach, whereby any transitional impact is recorded in equity as at January 1, 2019 and comparative periods are not restated. Please refer to the Transition Impact below for more information.
Under IFRS 16, the company must assess whether a contract is, or contains, a lease at inception of the contract. A contract is, or contains, a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control exists if a customer can make the important decisions governing the use of an asset specified in a contract similar to decisions made over assets owned by the business. The company accounts for each lease component of a contract separately under this standard. Non-lease components are accounted for under the relevant IFRS standard.
For lessors, a lease shall be classified as either a finance or operating lease on commencement of the lease contract. If the contract represents a finance lease in which the risk and rewards of ownership have transferred to the lessee, a lessor shall recognize a finance lease receivable at an amount equal to the net investment in the lease discounted using the interest rate implicit in the lease. Subsequently, finance income is recognized at a constant rate on the net investment of the finance lease. Lease payments received from operating leases shall be recognized into income on a straight-line or other systematic basis.

66 BROOKFIELD ASSET MANAGEMENT

For lessees, the distinction between operating and finance leases is eliminated. The company recognizes a ROU asset and lease liability at the lease commencement date. The ROU asset is initially measured based on the calculated lease liability plus initial direct costs incurred by the lessee, estimates to dismantle and restore the underlying asset at the end of the lease term and lease payments made net of incentives received at or before the lease commencement. It is classified as either investment property, PP&E, or inventory depending on the nature of the asset and is subsequently accounted for consistently with owned assets within the respective asset classes with the exception of PP&E. Unlike most of the company’s owned assets within PP&E, lease assets classified within PP&E are subsequently measured applying the cost method rather than the revaluation method. The ROU asset is depreciated applying a straight-line method or other systematic basis over the shorter of the useful life of the underlying asset or the term of the lease. Lease contracts often include an option to extend the term of the lease and such extensions are factored into the lease term if the company is reasonably certain to exercise that option. ROU assets are tested for impairment in accordance with IAS 36 Impairment of Assets. Refer to Note 2 in the December 31, 2018 Annual Report for additional details of our accounting policies governing investment property, PP&E and inventory.
Lease liabilities are classified within accounts payable and other and are recognized at the commencement of the lease, initially measured at the present value of future lease payments not paid as at the commencement date, discounted using the interest rate implicit in the lease, or the lessee’s incremental borrowing rate if the implicit rate cannot be readily determined. Lease liabilities are subsequently measured at amortized cost by applying the effective interest method. Lease liabilities are remeasured if there is reassessment of the timing or amount of future lease payments arising from a change in an index or rate, revisions to estimates of the lease term or residual value guarantee, or a change in the assessment of an option to purchase the underlying asset. Such remeasurements of the lease liability are generally recognized as an adjustment to the ROU asset unless further reduction in the measurement of the lease liability would reduce a ROU asset below zero in which case it is recorded in the Consolidated Statements of Operations.
We are applying certain practical expedients as permitted by the standard; specifically we have elected to apply practical expedients associated with short-term and low value leases that allow the company to record operating expenses on such leases on a straight-line basis without having to capitalize the lease arrangement. In addition, as required by the standard, variable lease payments that are not dependent on an index or rate are expensed as incurred.
We have also applied a number of critical judgments in applying this standard, including: i) identifying whether a contract (or part of a contract) includes a lease; ii) determining whether it is reasonably certain that lease extension or termination options will be exercised in determining the lease term; and iii) determining whether variable payments are in-substance fixed. Critical estimates used in the application of IFRS 16 include estimating the lease term and determining the appropriate rate to discount the lease payments.
Transition Impact
The company adopted IFRS 16 using the modified retrospective approach, whereby any transitional impact is recorded in equity as at January 1, 2019, and comparative periods are not restated and comply with the legacy IAS 17 Leases and related standards.
The company has measured the opening ROU assets at an amount equal to the corresponding lease liabilities, adjusted by any prepaid or accrued lease payments relating to that lease recognized prior to the adoption. In addition, the company has applied certain transition expedients as permitted by the standard, including the application of a single discount rate to a portfolio of leases with reasonably similar characteristics, adjusting the ROU assets by the amount of any provision for onerous leases recognized under IAS 37 and accounting for leases with remaining terms of less than 12 months as of January 1, 2019, regardless of the full life of the lease, as short-term leases. There are no adjustments to opening equity.
The difference between the operating lease commitments disclosed applying IAS 17 as at December 31, 2018 and the amount recorded as a transition adjustment relates primarily to the impact of discounting the future lease payments to their present value using incremental borrowing rates, short-term and low-value leases which are expensed as incurred, adjustments as a result of different treatment for extension and termination options and variable lease payments relating to changes in indices or rates. The weighted average incremental borrowing rate as at January 1, 2019 used to measure lease liabilities is approximately 5%.

Q3 2019 INTERIM REPORT 67

The impact of adopting IFRS 16 on our balance sheet is as follows:

(MILLIONS)	Balance at Dec. 31, 2018	IFRS 16 Adjustments	Balance at Jan. 1, 2019
Assets
Inventory	$6,989	$22	$7,011
Investment properties	84,309	928	85,237
Property, plant and equipment	67,294	3,416	70,710
Other assets	97,689	—	97,689
Total assets	$256,281	$4,366	$260,647

Liabilities
Accounts payable and other	$23,989	$4,366	$28,355
Other liabilities	135,142	—	135,142
Total liabilities	159,131	4,366	163,497

Equity
Preferred equity	4,168	—	4,168
Non-controlling interests	67,335	—	67,335
Common equity	25,647	—	25,647
Total equity	97,150	—	97,150
Total liabilities and equity	$256,281	$4,366	$260,647
The company recognized ROU assets and lease liabilities of approximately $4.4 billion as at January 1, 2019. The changes relate primarily to:

•	investment property ground leases of $928 million on certain buildings classified as investment properties within our Real Estate segment; and

•
leases of ROU property, plant and equipment of $3.4 billion across our operating segments, including wind farm ground leases in our renewable power operations, ports in our infrastructure operations, hospitality assets in our real estate operations, fuel tanks and other equipment leases in certain of our private equity operations as well as various corporate office leases.

Included in our interest expense for the three months ended September 30, 2019 was $52 million related to interest on lease liabilities. We also reported depreciation of $113 million on our ROU assets as well as $3 million of fair value gains on ROU investment properties.
Included in our interest expense the nine months ended September 30, 2019 was $154 million related to interest on lease liabilities. We also reported depreciation of $332 million on our ROU assets as well as $88 million of fair value gains on ROU investment properties.
ii.    Uncertainty Over Income Tax Treatments
In June 2017, the IASB published IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”), effective for annual periods beginning on or after January 1, 2019. The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity also has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. The interpretation has been applied on a modified retrospective basis without restatement of comparative information. There was no material impact on the company’s consolidated financial statements during the third quarter of 2019.

68 BROOKFIELD ASSET MANAGEMENT

iii.    Business Combinations
In October 2018, the IASB issued an amendment to IFRS 3 Business Combinations (“IFRS 3”), effective for annual periods beginning on or after January 1, 2020 with early adoption permitted. The amendment clarifies that a business must include, at minimum, an input and a substantive process that together contribute to the ability to create outputs, and assists companies in determining whether an acquisition is a business combination or an acquisition of a group of assets by providing supplemental guidance for assessing whether an acquired process is substantive. The company has decided to early adopt the amendments to IFRS 3 effective January 1, 2019 and shall apply the amended standard in assessing business combinations on a prospective basis. For acquisitions that are determined to be acquisitions of assets as opposed to business combinations, the company allocates the transaction price to the individual identifiable assets acquired and liabilities assumed on the basis of their relative fair values, and no goodwill is recognized. Acquisitions that continue to meet the definition of a business combination are accounted for under the acquisition method, without any changes to the company’s accounting policy. There was no material impact on the company’s consolidated financial statements during the third quarter of 2019.

3.	SEGMENTED INFORMATION

a)	Operating Segments
Our operations are organized into five operating business groups in addition to our corporate and asset management activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure performance primarily using funds from operations (“FFO”) generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity by segment.
Our operating segments are as follows:

i.
Asset management operations include managing our listed partnerships, private funds and public securities on behalf of our investors and ourselves, as well as our share of the asset management activities of Oaktree Capital Management (“Oaktree”). We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest.

ii.	Real estate operations include the ownership, operation and development of core office, core retail, LP investments and other properties.

iii.	Renewable power operations include the ownership, operation and development of hydroelectric, wind, solar, storage and other power generating facilities.

iv.	Infrastructure operations include the ownership, operation and development of utilities, transport, energy, data infrastructure and sustainable resource assets.

v.	Private equity operations include a broad range of industries, and are mostly focused on business services, infrastructure services and industrials.

vi.	Residential development operations consist of homebuilding, condominium development and land development.

vii.
Corporate activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.

Q3 2019 INTERIM REPORT 69

b)	Segment Financial Measures
FFO is a key measure of our financial performance and our segment measure of profit and loss. It is utilized by our Chief Operating Decision Maker in assessing operating results and the performance of our businesses on a segmented basis. We define FFO as net income excluding fair value changes, depreciation and amortization and deferred income taxes, net of non-controlling interests. When determining FFO, we include our proportionate share of the FFO from equity accounted investments on a fully diluted basis. FFO also includes realized disposition gains and losses, which are gains or losses arising from transactions during the reporting period, adjusted to include associated fair value changes and revaluation surplus recorded in prior periods, taxes payable or receivable in connection with those transactions and amounts that are recorded directly in equity, such as ownership changes.
We use FFO to assess our performance as an asset manager and as an investor in our assets. FFO from our Asset Management segment includes fees, net of the associated costs, that we earn from managing capital in our listed partnerships, private funds and public securities accounts. We are also eligible to earn incentive payments in the form of incentive distributions, performance fees or carried interest. As an investor in our assets, our FFO represents the company’s share of revenues less costs incurred within our operations, which include interest expenses and other costs. Specifically, it includes the impact of contracts that we enter into to generate revenues, including power sales agreements, contracts that our operating businesses enter into such as leases and take or pay contracts and sales of inventory. FFO includes the impact of changes in leverage or the cost of that financial leverage and other costs incurred to operate our business.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
Our definition of FFO may differ from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
We illustrate how we derive FFO for each operating segment and reconcile total FFO to net income in Note 3(c)(v) of the consolidated financial statements.
Segment Balance Sheet Information
We use common equity by segment as our measure of segment assets when reviewing our deconsolidated balance sheet because it is utilized by our Chief Operating Decision Maker for capital allocation decisions.
Segment Allocation and Measurement
Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The principal adjustment is to include asset management revenues charged to consolidated entities as revenues within the company’s Asset Management segment with the corresponding expense recorded as corporate costs within the relevant segment. These amounts are based on the in-place terms of the asset management contracts between the consolidated entities. Inter-segment revenues are determined under terms that approximate market value.
The company allocates the costs of shared functions that would otherwise be included within its Corporate Activities segment, such as information technology and internal audit, pursuant to formal policies.

70 BROOKFIELD ASSET MANAGEMENT

c)	Reportable Segment Measures

AS AT AND FOR THE THREE MONTHS ENDED SEP. 30, 2019 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Note
External revenues	$52	$2,700	$926	$1,758	$11,861	$597	$(19)	$17,875
Inter-segment revenues	475	5	—	—	160	—	(9)	631	i
Segmented revenues	527	2,705	926	1,758	12,021	597	(28)	18,506
FFO from equity accounted investments	—	206	12	285	77	13	1	594	ii
Interest expense	—	(896)	(226)	(236)	(489)	(16)	(88)	(1,951)	iii
Current income taxes	—	(95)	(11)	(55)	(108)	(14)	(1)	(284)	iv
Funds from operations	345	271	44	103	154	42	(133)	826	v
Common equity	4,978	17,482	4,937	2,617	4,657	2,703	(7,947)	29,427
Equity accounted investments	4,654	22,859	689	8,135	2,573	425	673	40,008
Additions to non-current assets[1]	4,654	2,121	1,181	897	1,159	48	615	10,675

1.
Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill. Excludes non-current assets recognized on adoption of IFRS 16.

AS AT DEC. 31, 2018 AND FOR THE THREE MONTHS ENDED SEP. 30, 2018 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Note
External revenues	$48	$2,030	$930	$1,257	$9,888	$640	$65	$14,858
Inter-segment revenues	415	9	3	—	122	—	(11)	538	i
Segmented revenues	463	2,039	933	1,257	10,010	640	54	15,396
FFO from equity accounted investments	—	175	11	197	108	5	—	496	ii
Interest expense	—	(629)	(241)	(147)	(167)	(13)	(83)	(1,280)	iii
Current income taxes	—	1	(8)	(56)	(43)	(11)	(2)	(119)	iv
Funds from operations	320	464	48	80	247	16	(90)	1,085	v
Common equity	328	17,423	5,302	2,887	4,279	2,606	(7,178)	25,647
Equity accounted investments	—	22,949	685	7,636	1,943	395	39	33,647
Additions to non-current assets[1]	—	32,039	50	808	8,903	219	6	42,025

1.	Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill.

FOR THE NINE MONTHS ENDED SEP. 30 , 2019 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Note
External revenues	$159	$7,850	$2,986	$5,295	$31,743	$1,630	$344	$50,007
Inter-segment revenues	1,497	25	15	—	361	—	(32)	1,866	i
Segmented revenues	1,656	7,875	3,001	5,295	32,104	1,630	312	51,873
FFO from equity accounted investments	—	721	35	787	229	30	11	1,813	ii
Interest expense	—	(2,660)	(692)	(705)	(1,068)	(41)	(261)	(5,427)	iii
Current income taxes	—	(156)	(52)	(184)	(232)	(19)	(60)	(703)	iv
Funds from operations	1,068	837	267	359	655	38	(239)	2,985	v
Additions to non-current assets[1]	4,654	5,776	1,447	5,211	18,893	78	628	36,687

1.
Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill. Excludes non-current assets recognized on adoption of IFRS 16.

FOR THE NINE MONTHS ENDED SEP. 30, 2018 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Note
External revenues	$129	$5,700	$2,767	$3,514	$26,681	$1,785	$189	$40,765
Inter-segment revenues	1,213	27	9	3	353	—	(35)	1,570	i
Segmented revenues	1,342	5,727	2,776	3,517	27,034	1,785	154	42,335
FFO from equity accounted investments	—	621	31	629	449	12	—	1,742	ii
Interest expense	—	(1,703)	(688)	(402)	(318)	(44)	(241)	(3,396)	iii
Current income taxes	—	(6)	(24)	(275)	(123)	(24)	(30)	(482)	iv
Funds from operations	924	1,109	214	507	583	(3)	(289)	3,045	v
Additions to non-current assets[1]	—	38,063	3,534	2,564	9,706	328	185	54,380

1.	Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill.

Q3 2019 INTERIM REPORT 71

i.Inter-Segment Revenues
For the three months ended September 30, 2019, the adjustment to external revenues when determining segmented revenues consists of asset management revenues earned from consolidated entities totaling $475 million (2018 – $415 million), revenues earned on construction projects between consolidated entities totaling $146 million (2018 – $119 million), and interest income and other revenues totaling $10 million (2018 – $4 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.
For the nine months ended September 30, 2019, the adjustment to external revenues when determining segmented revenues consists of asset management revenues earned from consolidated entities totaling $1.5 billion (2018 – $1.2 billion), revenues earned on construction projects between consolidated entities totaling $339 million (2018 – $343 million), and interest income and other revenues totaling $30 million (2018 – $14 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.

ii.	FFO from Equity Accounted Investments
The company determines FFO from its equity accounted investments by applying the same methodology utilized in adjusting net income of consolidated entities. The following table reconciles the company’s consolidated equity accounted income to FFO from equity accounted investments:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2019	2018	2019	2018
Consolidated equity accounted income	$414	$50	$1,761	$680
Non-FFO items from equity accounted investments[1]	180	446	52	1,062
FFO from equity accounted investments	$594	$496	$1,813	$1,742

1.
Adjustment to back out non-FFO expenses (income) that are included in consolidated equity accounted income including depreciation and amortization, deferred taxes and fair value changes from equity accounted investments.

iii.	Interest Expense
For the three months ended September 30, 2019, the adjustment to interest expense consists of interest on loans between consolidated entities totaling $25 million (2018 – $6 million) that is eliminated on consolidation, along with the associated revenue.
For the nine months ended September 30, 2019, the adjustment to interest expense consists of interest on loans between consolidated entities totaling $52 million (2018 – $19 million) that is eliminated on consolidation, along with the associated revenue.

iv.	Current Income Taxes
Current income taxes are included in FFO but are aggregated with deferred income taxes in income tax expense on the company’s Consolidated Statements of Operations. The following table reconciles consolidated income taxes to current and deferred income taxes:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2019	2018	2019	2018
Current tax expense	$(284)	$(119)	$(703)	$(482)
Deferred income tax recovery (expense)	464	(25)	408	(154)
Income tax recovery (expense)	$180	$(144)	$(295)	$(636)

72 BROOKFIELD ASSET MANAGEMENT

v.	Reconciliation of Net Income to Total FFO
The following table reconciles net income to total FFO:

		Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Note	2019	2018	2019	2018
Net income		$1,756	$941	$3,716	$4,460
Realized disposition gains in fair value changes or equity	vi	190	387	429	902
Non-controlling interests in FFO		(1,741)	(1,415)	(5,206)	(4,171)
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items		180	446	52	1,062
Fair value changes		(394)	(132)	835	(1,537)
Depreciation and amortization		1,299	833	3,567	2,175
Deferred income taxes		(464)	25	(408)	154
Total FFO		$826	$1,085	$2,985	$3,045

vi.	Realized Disposition Gains
Realized disposition gains include gains and losses recorded in net income arising from transactions during the current period, adjusted to include fair value changes and revaluation surplus recorded in prior periods in connection with the assets sold. Realized disposition gains also include amounts that are recorded directly in equity as changes in ownership, as opposed to net income, because they result from a change in ownership of a consolidated entity.
The realized disposition gains recorded in fair value changes, revaluation surplus or directly in equity were $190 million for the three months ended September 30, 2019 (2018 – $387 million), of which $151 million relates to prior periods (2018 – $267 million), $20 million has been recorded directly in equity as changes in ownership (2018 – $120 million) and $19 million has been recorded in fair value changes (2018 – $nil).
The realized disposition gains recorded in fair value changes, revaluation surplus or directly in equity were $429 million for the nine months ended September 30, 2019 (2018 – $902 million), of which $209 million relates to prior periods (2018 – $668 million), $183 million has been recorded directly in equity as changes in ownership (2018 – $209 million) and $37 million has been recorded in fair value changes (2018 – $25 million).

d)	Geographic Allocation
The company’s revenues by location of operations are as follows:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2019	2018	2019	2018
United States	$4,399	$2,627	$12,130	$6,721
Canada	1,437	1,610	4,666	4,874
United Kingdom	5,561	6,095	16,429	17,492
Other Europe	1,866	990	4,526	1,984
Australia	1,509	1,237	3,980	3,366
Brazil	1,098	960	3,044	3,087
Asia	906	485	2,127	1,048
Colombia	543	513	1,543	1,127
Other	556	341	1,562	1,066
	$17,875	$14,858	$50,007	$40,765
Q3 2019 INTERIM REPORT 73

The company’s consolidated assets by location are as follows:

AS AT SEP. 30, 2019 AND DEC. 31, 2018 (MILLIONS)	2019	2018
United States	$142,671	$128,808
Canada	28,488	27,850
United Kingdom	24,419	23,093
Brazil	23,580	22,539
Other Europe	18,259	13,250
Australia	17,301	13,309
Asia	17,079	10,479
Colombia	9,599	9,862
Other	10,012	7,091
	$291,408	$256,281

4.	ACQUISITIONS OF CONSOLIDATED ENTITIES
The following table summarizes the balance sheet impact as a result of business combinations that occurred in the nine months ended September 30, 2019. No material changes were made to the provisional allocations:

(MILLIONS)	Private Equity	Infrastructure	Renewable Power and Other	Total
Cash and cash equivalents	$89	$17	$6	$112
Accounts receivable and other	1,918	73	202	2,193
Inventory	2,230	28	8	2,266
Equity accounted investments	847	—	—	847
Investment properties	—	211	—	211
Property, plant and equipment	6,645	2,134	1,356	10,135
Intangible assets	6,813	717	—	7,530
Goodwill	3,329	83	—	3,412
Deferred income tax assets	309	—	6	315
Total assets	22,180	3,263	1,578	27,021
Less:
Accounts payable and other	(2,886)	(84)	(101)	(3,071)
Non-recourse borrowings	(741)	(217)	(322)	(1,280)
Deferred income tax liabilities	(1,088)	(61)	(34)	(1,183)
Non-controlling interests[1]	(470)	(578)	—	(1,048)
	(5,185)	(940)	(457)	(6,582)
Net assets acquired	$16,995	$2,323	$1,121	$20,439

Consideration[2]	$16,995	$2,323	$1,121	$20,439

1.	Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the identifiable assets and liabilities on the date of acquisition.

2.	Total consideration, including amounts paid by non-controlling interests that participated in the acquisition as investors in Brookfield-sponsored private funds or as co-investors.
Private Equity
On June 6, 2019, a subsidiary of the company, along with institutional partners, acquired a 100% interest in Healthscope Limited, an Australian private healthcare provider, for a total cash consideration of $4.1 billion. The acquisition resulted in recognition of $1.5 billion of goodwill, which is largely reflective of potential growth from integration of the operations. None of the goodwill recognized is deductible for tax purposes. Total revenues and net loss that would have been recorded if the transaction had occurred at the beginning of the year are $1.1 billion and $72 million, respectively.

74 BROOKFIELD ASSET MANAGEMENT

On April 20, 2019, a subsidiary of the company, along with institutional partners, acquired a 100% interest in Clarios, a global automotive battery business, for total cash consideration of $12.8 billion. The acquisition resulted in recognition of $1.8 billion of goodwill, which is largely reflective of potential growth from integration of the operations. Approximately $20 million of the goodwill recognized is deductible for tax purposes. Total revenues and net loss that would have been recorded if the transaction had occurred at the beginning of the year are $6.1 billion and $85 million, respectively.
Infrastructure
On March 22, 2019, a subsidiary of the company, along with institutional partners, acquired a 100% interest in East-West Pipeline Limited, an Indian natural gas pipeline business, for total cash consideration of $1.9 billion. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $257 million and $23 million, respectively.
Renewable Power
On September 26, 2019, a subsidiary of the company acquired a 100% interest in a distributed generation portfolio of renewable energy facilities in the United States, for total consideration of $735 million. Total revenues and net loss that would have been recorded if the transaction had occurred at the beginning of the year are $56 million and $21 million, respectively.

5.	FAIR VALUE OF FINANCIAL INSTRUMENTS
The following table list the company’s financial instruments by their respective classification as at September 30, 2019 and December 31, 2018:

	2019		2018
AS AT SEP. 30, 2019 AND DEC. 31, 2018 (MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$7,595	$7,595	$8,390	$8,390
Other financial assets
Government bonds	127	127	88	88
Corporate bonds	1,590	1,590	905	905
Fixed income securities and other	893	893	1,037	1,037
Common shares and warrants	3,766	3,766	2,379	2,379
Loans and notes receivable	1,599	1,599	1,818	1,818
	7,975	7,975	6,227	6,227
Accounts receivable and other	14,243	14,243	12,562	12,562
	$29,813	$29,813	$27,179	$27,179
Financial liabilities
Corporate borrowings	$7,035	$7,785	$6,409	$6,467
Non-recourse borrowings of managed entities
Property-specific borrowings	114,569	116,622	103,209	104,291
Subsidiary borrowings	8,635	8,830	8,600	8,557
	123,204	125,452	111,809	112,848
Accounts payable and other	28,865	28,865	23,989	23,989
Subsidiary equity obligations	4,096	4,096	3,876	3,876
	$163,200	$166,198	$146,083	$147,180

Q3 2019 INTERIM REPORT 75

Fair Value Hierarchy Levels
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the fair value hierarchy levels:

	2019			2018
AS AT SEP. 30, 2019 AND DEC. 31, 2018 (MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Other financial assets
Government bonds	$—	$127	$—	$—	$88	$—
Corporate bonds	—	993	266	—	632	—
Fixed income securities and other	34	393	466	22	369	490
Common shares and warrants	2,703	393	670	1,928	229	222
Loans and notes receivables	—	75	3	—	46	4
Accounts receivable and other	22	2,419	212	44	1,990	79
	$2,759	$4,400	$1,617	$1,994	$3,354	$795
Financial liabilities
Accounts payable and other	$77	$3,512	$774	$81	$2,622	$659
Subsidiary equity obligations	—	38	1,830	—	85	1,640
	$77	$3,550	$2,604	$81	$2,707	$2,299
During the three and nine months ended September 30, 2019, there were no transfers between Level 1, 2 or 3.
Fair values of financial instruments are determined by reference to quoted bid or ask prices, as appropriate. If bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.
The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Sep. 30, 2019	Valuation Techniques and Key Inputs
Derivative assets/Derivative liabilities (accounts receivable/accounts payable)	$2,419 /
Foreign currency forward contracts – discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at credit adjusted rate

Interest rate contracts – discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

Energy derivatives – quoted market prices, or in their absence internal valuation models, corroborated with observable market data

	(3,512)
Other financial assets	1,981	Valuation models based on observable market data
Redeemable fund units (subsidiary equity obligations)	(38)	Aggregated market prices of underlying investments
Fair values determined using valuation models requiring the use of unobservable inputs (Level 3 financial assets and liabilities) include assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the company uses observable external market inputs such as interest rate yield curves, currency rates and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.

76 BROOKFIELD ASSET MANAGEMENT

The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement of Level 3 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Sep. 30, 2019	Valuation Techniques	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value
Fixed income securities and other	$466	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Corporate bonds	266	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Common shares (common shares and warrants)	670	Black-Scholes model	• Volatility	• Increases (decreases) in volatility increase (decreases) fair value
			• Term to maturity	• Increases (decreases) in term to maturity increase (decrease) fair value
Limited-life funds (subsidiary equity obligations)	(1,830)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
			• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value
			• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value
Derivative assets/Derivative liabilities (accounts receivable/payable)	212 /	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
	(774)
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
The following table presents the changes in the balance of financial assets and liabilities classified as Level 3 for the period ended September 30, 2019:

	Three Months Ended		Nine Months Ended
AS AT AND FOR THE PERIODS ENDED SEP. 30, 2019	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Balance, beginning of period	$1,669	$2,494	$795	$2,299
Fair value changes in net income	92	(15)	227	(9)
Fair value changes in other comprehensive income[1]	(38)	21	(1)	23
Additions, net of disposals	(106)	104	596	291
Balance, end of period	$1,617	$2,604	$1,617	$2,604

1.	Includes foreign currency translation.

Q3 2019 INTERIM REPORT 77

6.    CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES
a)    Assets

	Other Financial Assets		Accounts Receivable and Other		Inventory
AS AT SEP. 30, 2019 AND DEC. 31, 2018 (MILLIONS)	2019	2018	2019	2018	2019	2018
Current portion	$3,844	$3,382	$14,485	$11,911	$6,433	$4,578
Non-current portion	4,131	2,845	4,595	5,020	3,299	2,411
	$7,975	$6,227	$19,080	$16,931	$9,732	$6,989
b)    Liabilities

	Accounts Payable and Other[1]		Corporate Borrowings		Non-Recourse Borrowings of Managed Entities
AS AT SEP. 30, 2019 AND DEC. 31, 2018 (MILLIONS)	2019	2018	2019	2018	2019	2018
Current portion	$18,041	$14,337	$—	$440	$12,457	$11,159
Non-current portion	16,133	9,652	7,035	5,969	110,747	100,650
	$34,174	$23,989	$7,035	$6,409	$123,204	$111,809

1.	The increase in accounts payable and other is primarily due to the adoption of IFRS 16, the new lease accounting standard. Refer to Note 2 for additional information.

7.	HELD FOR SALE
The following is a summary of the assets and liabilities classified as held for sale:

AS AT SEP. 30, 2019 (MILLIONS)	Real Estate	Infrastructure	Renewable and Other	Total
Assets
Cash and cash equivalents	$9	$16	$19	$44
Accounts receivable and other	30	73	59	162
Investment properties	1,839	—	—	1,839
Property, plant and equipment	—	921	766	1,687
Equity accounted investments	—	—	—	—
Other long-term assets	—	25	—	25
Deferred income tax assets	—	—	2	2
Assets classified as held for sale	$1,878	$1,035	$846	$3,759
Liabilities
Accounts payable and other	$52	$311	$56	$419
Non-recourse borrowings of managed entities	1,135	191	259	1,585
Deferred income tax liabilities	—	—	80	80
Liabilities associated with assets classified as held for sale	$1,187	$502	$395	$2,084
As at September 30, 2019, assets held for sale within the company’s Real Estate segment include nine triple net lease assets and a portfolio of multifamily assets in our LP investments, one office asset in the U.S. as well as our interest in an office asset in Australia.
Our Infrastructure segment has agreed to sell a Colombian regulated distribution business and a district energy operation in Australia. Within our Renewable Power segment, we are currently holding for sale portfolios of wind and solar assets in South Africa, Asia and Europe. Our Private Equity segment has certain assets and liabilities related to its industrials operation being classified as held for sale.

78 BROOKFIELD ASSET MANAGEMENT

8.	EQUITY ACCOUNTED INVESTMENTS
The following table presents the change in the company’s equity accounted investments:

AS AT AND FOR THE NINE MONTHS ENDED SEP. 30 , 2019 (MILLIONS)	2019
Balance, beginning of period	$33,647
Additions, net of disposals[1]	5,416
Acquisitions through business combinations	847
Share of comprehensive income	1,665
Distributions received	(568)
Return of capital	(336)
Foreign exchange and other	(663)
Balance, end of period	$40,008

1.	Includes assets sold, amounts reclassified to held for sale and investments no longer accounted for using the equity method.
Equity accounted investments include the company’s investments over which we exercise significant influence, but for which the criteria for control have not been met.
Additions, net of disposals, of $5.4 billion, for the first nine months of 2019 include the impact of our acquisition of Oaktree. On September 30, 2019, Brookfield acquired an approximate 61% interest of Oaktree. Purchase consideration for the acquisition was $2.4 billion of cash and the issuance of 52.8 million Brookfield Class A shares. As part of the transaction, we received a distribution from Oaktree for $306 million, and recognized deferred consideration of $365 million related to the settlement of certain pre-existing agreements.
In addition to the Oaktree transaction, equity accounted investment increased from the acquisition of an Australian telecommunication company in our Infrastructure segment and from certain equity accounted investments assumed from our acquisition of a global automotive battery business in our Private Equity segment.

9.	INVESTMENT PROPERTIES
The following table presents the change in the fair value of the company’s investment properties:

AS AT AND FOR THE NINE MONTHS ENDED SEP. 30 , 2019 (MILLIONS)	2019
Fair value, beginning of period	$84,309
Additions	5,959
Acquisitions through business combinations	211
Increase attributable to adoption of accounting standards[1]	928
Dispositions[2]	(5,411)
Fair value changes	681
Foreign currency translation	(684)
Fair value, end of period	$85,993

1.	The company’s adoption of IFRS 16 resulted in the recognition of ROU investment properties that were previously off-balance sheet items. Refer to Note 2 for additional information.

2.	Includes amounts reclassified to held for sale.
Investment properties include the company’s office, retail, multifamily, logistics and other properties as well as highest and best use land within the company’s sustainable resources operations. Additions of $6.0 billion relate mainly to our Real Estate segment, primarily purchases of investment properties during the year and expanding of numerous properties.
Dispositions of $5.4 billion for the nine months ended September 30, 2019 relate primarily to reclassifications of assets to held for sale in our Real Estate segment, including core office assets in Australia and various multifamily assets.

Q3 2019 INTERIM REPORT 79

10.	PROPERTY, PLANT AND EQUIPMENT
The company’s property, plant and equipment relates to the operating segments as shown below:

AS AT AND FOR THE NINE MONTHS ENDED SEP. 30 , 2019 (MILLIONS)	Renewable Power	Infrastructure	Real Estate	Private Equity and Other	Total
Balance, beginning of period	$38,871	$13,650	$7,652	$7,121	$67,294
Additions	216	785	430	1,138	2,569
Acquisitions through business combinations	1,218	2,134	138	6,645	10,135
Increase attributable to adoption of accounting standards[1]	408	1,207	769	1,032	3,416
Dispositions[2]	(467)	(994)	(45)	(308)	(1,814)
Depreciation and impairment	(923)	(610)	(331)	(977)	(2,841)
Foreign currency translation	(613)	(334)	(150)	(249)	(1,346)
Total change	(161)	2,188	811	7,281	10,119
Balance, end of period	$38,710	$15,838	$8,463	$14,402	$77,413

1.	The company’s adoption of IFRS 16 resulted in the recognition of ROU property, plant and equipment that were previously off-balance sheet items. Refer to Note 2 for additional information.

2.	Includes amounts reclassified to held for sale.

11.	SUBSIDIARY PUBLIC ISSUERS AND FINANCE SUBSIDIARY
Brookfield Finance Inc. (“BFI”) is an indirect 100% owned subsidiary of the Corporation that may offer and sell debt securities. Any debt securities issued by BFI are fully and unconditionally guaranteed by the Corporation. BFI issued $500 million of 4.25% notes due in 2026 on June 2, 2016, $550 million and $350 million of 4.70% notes due in 2047 on September 14, 2017 and January 17, 2018, respectively, $650 million of 3.90% notes due in 2028 on January 17, 2018 and $1 billion of 4.85% notes due in 2029 on January 29, 2019.
Brookfield Finance LLC (“BFL”) is a Delaware limited liability company formed on February 6, 2017 and an indirect 100% owned subsidiary of the Corporation. BFL is a “finance subsidiary,” as defined in Rule 3-10 of Regulation S-X. Any debt securities issued by BFL are fully and unconditionally guaranteed by the Corporation. On March 10, 2017, BFL issued $750 million of 4.00% notes due in 2024. On December 31, 2018, as part of an internal reorganization, BFI acquired substantially all of BFL’s assets and became a co-obligor of BFL’s 2024 notes. BFL has no independent activities, assets or operations other than in connection with any debt securities it may issue.
Brookfield Investments Corporation (“BIC”) is an investment company that holds investments in the real estate and forest products sectors, as well as a portfolio of preferred shares issued by the Corporation’s subsidiaries. The Corporation provided a full and unconditional guarantee of the Class 1 Senior Preferred Shares, Series A issued by BIC. As at September 30, 2019, C$42 million of these senior preferred shares were held by third-party shareholders and are retractable at the option of the holder.

80 BROOKFIELD ASSET MANAGEMENT

The following tables contain summarized financial information of the Corporation, BFI, BFL, BIC and non-guarantor subsidiaries:

AS AT AND FOR THE THREE MONTHS ENDED SEP. 30, 2019 (MILLIONS)	The Corporation[1]	BFI	BFL	BIC	Subsidiaries of the Corporation Other than BFI, BFL and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$96	$38	$—	$27	$18,933	$(1,219)	$17,875
Net income attributable to shareholders	947	(24)	—	35	827	(838)	947
Total assets	66,640	5,359	—	3,560	297,719	(81,870)	291,408
Total liabilities	33,068	3,953	—	2,239	175,868	(31,321)	183,807

AS AT DEC. 31, 2018 AND FOR THE THREE MONTHS ENDED SEP. 30, 2018 (MILLIONS)	The Corporation[1]	BFI	BFL	BIC	Subsidiaries of the Corporation Other than BFI, BFL and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$46	$7	$14	$79	$17,717	$(3,005)	$14,858
Net income attributable to shareholders	163	(16)	—	69	2,280	(2,333)	163
Total assets	59,105	4,330	13	3,296	271,534	(81,997)	256,281
Total liabilities	29,290	2,909	6	2,198	154,458	(29,730)	159,131

FOR THE NINE MONTHS ENDED SEP. 30, 2019 (MILLIONS)	The Corporation[1]	BFI	BFL	BIC	Subsidiaries of the Corporation Other than BFI, BFL and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$75	$110	$—	$81	$54,237	$(4,496)	$50,007
Net income attributable to shareholders	1,961	10	—	51	2,796	(2,857)	1,961

FOR THE NINE MONTHS ENDED SEP. 30, 2018 (MILLIONS)	The Corporation[1]	BFI	BFL	BIC	Subsidiaries of the Corporation Other than BFI, BFL and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$441	$29	$40	$137	$45,382	$(5,264)	$40,765
Net income attributable to shareholders	1,700	(37)	(1)	108	3,244	(3,314)	1,700

1.	This column accounts for investments in all subsidiaries of the Corporation under the equity method.

2.	This column accounts for investments in all subsidiaries of the Corporation other than BFI, BFL and BIC on a combined basis.

3.	This column includes the necessary amounts to present the company on a consolidated basis.

Q3 2019 INTERIM REPORT 81

12.	EQUITY
Common Equity
The company’s common equity is comprised of the following:

AS AT SEP. 30, 2019 AND DEC. 31, 2018 (MILLIONS)	2019	2018
Common shares	$7,301	$4,457
Contributed surplus	283	271
Retained earnings	15,499	14,244
Ownership changes	904	645
Accumulated other comprehensive income	5,440	6,030
Common equity	$29,427	$25,647
The company is authorized to issue an unlimited number of Class A shares and 85,120 Class B shares, together referred to as common shares. The company’s common shares have no stated par value. The holders of Class A shares and Class B shares rank on par with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A shares are entitled to elect half of the Board of Directors of the company and holders of the Class B shares are entitled to elect the other half of the Board of Directors. With respect to the Class A and Class B shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of shares is diluted.
The holders of the company’s common shares received cash dividends during the third quarter of 2019 of $0.16 per share (2018 – $0.15 per share).
The number of issued and outstanding common shares and unexercised options are as follows:

AS AT SEP. 30, 2019 AND DEC. 31, 2018	2019	2018
Class A shares[1]	1,007,150,547	955,057,721
Class B shares	85,120	85,120
Shares outstanding[1]	1,007,235,667	955,142,841
Unexercised options and other share-based plans[2]	47,118,104	42,086,712
Total diluted shares	1,054,353,771	997,229,553

1.	Net of 39,888,231 Class A shares held by the company in respect of long-term compensation agreements as at September 30, 2019 (December 31, 2018 – 37,538,531).

2.	Includes management share option plan and escrowed stock plan.
The authorized common share capital consists of an unlimited number of Class A shares and 85,120 Class B shares. Shares issued and outstanding changed as follows:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30	2019	2018	2019	2018
Outstanding, beginning of period[1]	955,865,196	957,482,297	955,142,841	958,773,120
Issued (repurchased)
Issuances	52,757,437	—	52,757,437	—
Repurchases	(2,631,890)	(3,442)	(4,774,698)	(5,246,562)
Long-term share ownership plans[2]	1,214,129	1,353,014	4,001,372	5,198,707
Dividend reinvestment plan and others	30,795	43,617	108,715	150,221
Outstanding, end of period[3]	1,007,235,667	958,875,486	1,007,235,667	958,875,486

1.
Net of 38,928,757 Class A shares held by the company in respect of long-term compensation agreements as at June 30, 2019 (June 30, 2018 – 34,000,896) and 37,538,531 as at December 31, 2018 (December 31, 2017 – 30,569,215).

2.	Includes management share option plan and restricted stock plan.

3.	Net of 39,888,231 Class A shares held by the company in respect of long-term compensation agreements as at September 30, 2019 (September 30, 2018 – 34,000,896).

82 BROOKFIELD ASSET MANAGEMENT

In September 2019, the company issued 52.8 million Class A shares in connection with the acquisition of an approximate 61% interest in Oaktree.
Earnings Per Share
The components of basic and diluted earnings per share are summarized in the following table:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2019	2018	2019	2018
Net income attributable to shareholders	$947	$163	$1,961	$1,700
Preferred share dividends	(38)	(38)	(113)	(114)
Dilutive effect of conversion of subsidiary preferred shares	(17)	(20)	(35)	(87)
Net income available to shareholders	$892	$105	$1,813	$1,499

Weighted average – common shares	956.1	957.9	955.6	957.8
Dilutive effect of the conversion of options and escrowed shares using treasury stock method	24.1	20.1	22.3	19.9
Common shares and common share equivalents	980.2	978.0	977.9	977.7
Share-Based Compensation
The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire 10 years after the grant date. The exercise price is equal to the market price at the close of business on the day prior to the grant date, or under certain conditions, the volume-weighted average price for the five business days prior to the grant date. During the three months ended September 30, 2019, the company did not grant any stock options. During the nine months ended September 30, 2019, the company granted 4.6 million stock options at a weighted average exercise price of $44.22. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5-year term, 16.9% volatility, a weighted average expected dividend yield of 2.0% annually, a risk-free rate of 2.6% and a liquidity discount of 25%.
The company previously established an Escrowed Stock Plan whereby a private company is capitalized with preferred shares issued to Brookfield for cash proceeds and common shares (the “escrowed shares”) that are granted to executives. The proceeds are used to purchase Brookfield Class A shares and therefore the escrowed shares represent an interest in the underlying Brookfield Shares. The escrowed shares vest over one to five years and must be held until the fifth anniversary of the grant date. At a date at least five years from and no more than 10 years from the grant date, all escrowed shares held will be exchanged for a number of Class A shares issued from treasury of the company, based on the market value of Class A shares at the time of exchange. During the three months ended September 30, 2019, the company granted 4.3 million escrowed shares at a weighted average price of $53.65. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 10-year term, 18.1% volatility, a weighted average expected dividend yield of 1.7% annually, a risk-free rate of 1.7% and a liquidity discount of 25%. During the nine months ended September 30, 2019, the company granted 8.3 million escrowed shares at a weighted average price of $49.13. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 8.8-year term, 17.5% volatility, a weighted average expected dividend yield of 1.8% annually, a risk-free rate of 2.1% and a liquidity discount of 25%.

Q3 2019 INTERIM REPORT 83

13.	REVENUES
We perform a disaggregated analysis of revenues considering the nature, amount, timing and uncertainty of revenues. This includes disclosure of our revenues by segment and type, as well as a breakdown of whether revenues from goods or services are recognized at a point in time or delivered over a period of time.
a)    Revenue by Type

FOR THE THREE MONTHS ENDED SEP. 30, 2019 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Revenues
Revenue from contracts with customers	$52	$843	$899	$1,701	$11,564	$587	$2	$15,648
Other revenue	—	1,857	27	57	297	10	(21)	2,227
	$52	$2,700	$926	$1,758	$11,861	$597	$(19)	$17,875

FOR THE NINE MONTHS ENDED SEP. 30 , 2019 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Revenues
Revenue from contracts with customers	$159	$2,681	$2,886	$5,119	$31,073	$1,605	$3	$43,526
Other revenue	—	5,169	100	176	670	25	341	6,481
	$159	$7,850	$2,986	$5,295	$31,743	$1,630	$344	$50,007

FOR THE THREE MONTHS ENDED SEP. 30, 2018 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity		Residential Development		Corporate Activities		Total Revenues
Revenue from contracts with customers	$48	$812	$889	$1,212	$9,859		$636		$2		$13,458
Other revenue	—	1,218	41	45	29		4		63		1,400
	$48	$2,030	$930	$1,257	$9,888	—	$640	—	$65	—	$14,858

FOR THE NINE MONTHS ENDED SEP. 30 , 2018 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity		Residential Development		Corporate Activities		Total Revenues
Revenue from contracts with customers	$129	$2,260	$2,666	$3,401	$26,571		$1,774		$4		$36,805
Other revenue	—	3,440	101	113	110		11		185		3,960
	$129	$5,700	$2,767	$3,514	$26,681	—	$1,785	—	$189	—	$40,765

84 BROOKFIELD ASSET MANAGEMENT

b)    Timing of Recognition of Revenue from Contracts with Customers

FOR THE THREE MONTHS ENDED SEP. 30, 2019 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Revenues
Goods and services provided at a point in time	$—	$255	$19	$28	$9,667	$585	$2	$10,556
Services transferred over a period of time	52	588	880	1,673	1,897	2	—	5,092
	$52	$843	$899	$1,701	$11,564	$587	$2	$15,648

FOR THE NINE MONTHS ENDED SEP. 30 , 2019 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Revenues
Goods and services provided at a point in time	$—	$903	$58	$181	$24,757	$1,597	$3	$27,499
Services transferred over a period of time	159	1,778	2,828	4,938	6,316	8	—	16,027
	$159	$2,681	$2,886	$5,119	$31,073	$1,605	$3	$43,526

FOR THE THREE MONTHS ENDED SEP. 30, 2018 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Revenues
Goods and services provided at a point in time	$—	$277	$14	$55	$7,393	$636	$2	$8,377
Services transferred over a period of time	48	535	875	1,157	2,466	—	—	5,081
	$48	$812	$889	$1,212	$9,859	$636	$2	$13,458

FOR THE NINE MONTHS ENDED SEP. 30 , 2018 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Revenues
Goods and services provided at a point in time	$—	$857	$55	$180	$21,088	$1,774	$4	$23,958
Services transferred over a period of time	129	1,403	2,611	3,221	5,483	—	—	12,847
	$129	$2,260	$2,666	$3,401	$26,571	$1,774	$4	$36,805

14.	FAIR VALUE CHANGES
Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2019	2018	2019	2018
Investment properties	$780	$409	$681	$1,273
Transaction related gains, net of deal costs	(241)	(133)	(487)	844
Financial contracts	85	103	(140)	86
Impairment and provisions	(44)	(214)	(408)	(265)
Other fair value changes	(186)	(33)	(481)	(401)
	$394	$132	$(835)	$1,537

Q3 2019 INTERIM REPORT 85

SHAREHOLDER INFORMATION

Shareholder Enquiries
Shareholder enquiries should be directed to our Investor Relations group at:
Brookfield Asset Management Inc.
Suite 300, Brookfield Place, Box 762, 181 Bay Street
Toronto, Ontario M5J 2T3
T: 416-363-9491 or toll free in North America: 1-866-989-0311
F: 416-363-2856
E: enquiries@brookfield.com
www.bam.brookfield.com
Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:
AST Trust Company (Canada)
P.O. Box 700, Station B
Montreal, Quebec H3B 3K3
T: 1-877 715-0498  (North America)
416-682-3860 (Outside North America)
F: 1-888-249-6189
E: inquiries@astfinancial.com
www.astfinancial.com/ca-en

Investor Relations and Communications
We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.
Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.
The text of our 2018 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.
Dividends
The quarterly dividend payable on Class A shares is declared in U.S. dollars. Registered shareholders who are U.S. residents receive their dividends in U.S. dollars, unless they request the Canadian dollar equivalent. Registered shareholders who are Canadian residents receive their dividends in the Canadian dollar equivalent, unless they request to receive dividends in U.S. dollars. The Canadian dollar equivalent of the quarterly dividend is based on the Bank of Canada daily average exchange rate exactly two weeks (or 14 days) prior to the payment date for the dividend.
Dividend Reinvestment Plan
The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in Canada and the United States to receive their dividends in the form of newly issued Class A shares.
Registered shareholders of our Class A shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A shares at a price equal to the volume-weighted average price (in U.S. dollars) at which the shares traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant dividend payment date (the “NYSE VWAP”).
Registered shareholders of our Class A shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average of the daily average exchange rates as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant dividend payment date.
Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in Canada and the United States to increase their investment in the Corporation free of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

Stock Exchange Listings
	Symbol	Stock Exchange
Class A Limited Voting Shares	BAM	New York
	BAM.A	Toronto
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 13	BAM.PR.K	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 24	BAM.PR.R	Toronto
Series 25	BAM.PR.S	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto
Series 30	BAM.PR.Z	Toronto
Series 32	BAM.PF.A	Toronto
Series 34	BAM.PF.B	Toronto
Series 36	BAM.PF.C	Toronto
Series 37	BAM.PF.D	Toronto
Series 38	BAM.PF.E	Toronto
Series 40	BAM.PF.F	Toronto
Series 42	BAM.PF.G	Toronto
Series 44	BAM.PF.H	Toronto
Series 46	BAM.PF.I	Toronto
Series 48	BAM.PF.J	Toronto

Dividend Record and Payment Dates
Security[1]	Record Date[2]	Payment Date[3]
Class A and Class B shares	Last day of February, May, August and November	Last day of March, June, September and December
Class A Preference shares
Series 2, 4, 13, 17, 18, 24, 25, 26, 28, 30
32, 34, 36, 37, 38, 40, 42, 44, 46 and 48	15th day of March, June, September and December	Last day of March, June, September and December
Series 8	Last day of each month	12th day of following month
Series 9	15th day of January, April, July and October	First day of February, May, August and November
1.    All dividend payments are subject to declaration by the Board of Directors.
2.    If the Record Date is not a business day, the Record Date will be the previous business day.
3.    If the Payment Date is not a business day, the Payment Date will be the previous business day.

86 BROOKFIELD ASSET MANAGEMENT

BOARD OF DIRECTORS AND OFFICERS
BOARD OF DIRECTORS

M. Elyse Allan, C.M.
Former President and Chief Executive Officer, General Electric Canada Company Inc. and former Vice-President, General Electric Co.

Jeffrey M. Blidner
Vice Chair,
Brookfield Asset Management Inc.

Angela F. Braly
Former Chair of the Board, President and Chief Executive Officer, WellPoint Inc. (now known as Anthem, Inc.)

Jack L. Cockwell, C.M.
Corporate Director

Marcel R. Coutu
Former President and
Chief Executive Officer,
Canadian Oil Sands Limited and
former Chair of Syncrude Canada Ltd.

Murilo Ferreira
Former Chief Executive Officer, Vale SA

J. Bruce Flatt
Chief Executive Officer,
Brookfield Asset Management Inc.

Robert J. Harding, C.M., F.C.A.
Former Chair,
Brookfield Asset Management Inc.

Maureen Kempston Darkes, O.C., O.ONT.
Former President, Latin America, Africa and Middle East, General Motors Corporation

Brian D. Lawson
Chief Financial Officer,
Brookfield Asset Management Inc.

Hon. Frank J. McKenna, P.C., O.C., O.N.B.
Chair, Brookfield Asset Management Inc. and Deputy Chair, TD Bank Group

Rafael Miranda
Corporate Director and former Chief Executive Officer of Endesa, S.A.

Timothy R. Price
Corporate Director

Lord O’Donnell
Chair, Frontier Economics Limited

Seek Ngee Huat
Former Chair of the Latin American Business Group, Government of Singapore Investment Corporation

Diana L. Taylor
Vice Chair, Solera Capital LLC

Details on Brookfield’s directors are provided in the Management Information Circular and on Brookfield’s website at www.brookfield.com.

CORPORATE OFFICERS
J. Bruce Flatt, Chief Executive Officer
Brian D. Lawson, Chief Financial Officer
Justin B. Beber, Head of Corporate Strategy and Chief Legal Officer

Brookfield incorporates sustainable development practices within our corporation.
This document was printed in Canada using vegetable-based inks on FSC® stock.

Q3 2019 INTERIM REPORT 87

BROOKFIELD ASSET MANAGEMENT INC.

brookfield.com

NYSE: BAM
TSX: BAM.A

CORPORATE OFFICES

United States
Brookfield Place
250 Vesey Street, 15th Floor
New York, NY
10281-1023
+1.212.417.7000

Canada
Brookfield Place
181 Bay Street, Suite 300
Bay Wellington Tower
Toronto, ON M5J 2T3
+1.416.363.9491

United Kingdom
One Canada Square
Level 25
Canary Wharf
London E14 5AA
+44 (0) 20.7659.3500

Australia
Level 22
135 King Street
Sydney, NSW 2000
+61.2.9158.5100

Brazil
Avenida Antônio Gallotti s/n
Edifício Pacific Tower
BL 2, 2º andar
Barra da Tijuca, Rio de Janeiro, RJ
22775-029
+55.21.3725.7800

United Arab Emirates
Level 15
Gate Building, DIFC
P.O. Box 507234
Dubai
+971.4.401.9211

India
8th Floor
A Wing, One BKC
Bandra Kurla Complex
Bandra East
Mumbai 400 051
+91.22.6600.0700

China
Suite 2101, Shui On Plaza
No. 333 Huai Hai Road
Shanghai 200021
+86.21.2306.0700

REGIONAL OFFICES

North America
Calgary
Chicago
Houston
Los Angeles
Mexico City
Vancouver

South America
Bogota
Lima
São Paulo

Europe
Madrid

Asia-Pacific
New Delhi
Hong Kong
Seoul
Singapore
Tokyo